 Filed Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-269919
Merger Proposal — Your Vote Is Important
On November 30, 2022, Byline Bancorp, Inc., which we refer to as Byline, and Inland Bancorp, Inc., which we refer to as Inland, and Butterfield Acquisition Corporation, a wholly owned subsidiary of Byline (which we refer to as “merger sub”), entered into an Agreement and Plan of Merger (which we refer to as the merger agreement), pursuant to which Byline has agreed to acquire Inland. Upon the terms and subject to the conditions of the merger agreement, merger sub will be merged with and into Inland, with Inland as the surviving corporation and wholly owned subsidiary of Byline (which we refer to as the merger). Immediately following the merger, Inland will be merged with and into Byline, with Byline as the surviving corporation (which we refer to as the parent merger), and immediately following the parent merger, Inland Bank and Trust (which we refer to as Inland Bank), an Illinois state chartered bank and wholly owned subsidiary of Inland, will merge with and into Byline Bank, an Illinois chartered bank and wholly owned subsidiary of Byline, with Byline Bank as the resulting bank as a wholly owned subsidiary of Byline (which we refer to as the bank merger).
Stockholders of Inland will receive the following for each share of Inland common stock, par value $1.00 per share (which we refer to as Inland common stock), they own (other than shares, if any, owned by Inland or Byline or any shares as to which statutory appraisal rights have been properly exercised and perfected), which we refer to as the “merger consideration”: (i) the number of shares of Byline’s common stock, par value $0.01 per share, equal to the quotient obtained by dividing (A) 6,389,351 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time of the merger (which we refer to as the “effective time”) (the “Exchange Ratio”); and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,867,150.20 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (the “Cash Consideration”), subject to adjustment in the event the dollar amount of Inland’s tangible common equity at closing is above or below certain thresholds set forth in the merger agreement; provided, however, that in the event Inland has less than 33,628,162 shares of common stock issued and outstanding at closing, then (1) the Exchange Ratio will be equal to 0.19 share of Byline common stock and (2) the Cash Consideration will be equal to $0.68, for each share of Inland common stock issued and outstanding at closing. Inland stock options will be cancelled and the holder thereof will be entitled to a cash payment pursuant to the terms of the merger agreement.
Byline common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “BY”. Inland common stock is privately held and not traded in any public market. The shares of Byline common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, and will trade on the NYSE at closing.
The value of the merger consideration will fluctuate as the market price of Byline common stock fluctuates before the completion of the merger. Thus, the value of the merger consideration will not be known at the time of the special meeting of Inland stockholders called for the purpose of voting on the merger agreement and the market price of Byline common stock at the time of completion of the merger may be more or less than the current price of Byline common stock or the price of Byline common stock at the time of the special meeting.
Based on the closing price of Byline common stock as reported on the NYSE of $22.21 as of November 29, 2022, the trading day prior to the day on which the public announcement of the merger was made, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.90 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $165.4 million.
Based on the closing price of Byline common stock as reported on the NYSE of $19.63 as of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.41 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $148.8 million. We urge you to obtain current market quotations for shares of Byline common stock.
We cannot complete the merger unless we obtain the necessary approval from the stockholders of Inland as described in the attached proxy statement/prospectus. Accordingly, Inland will hold a special meeting of its stockholders in connection with the merger at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room, 2901 Butterfield Road, Oak Brook, Illinois 60523, which we refer to as the special meeting. Inland stockholders will be asked to vote to adopt the merger agreement, which we refer to as the merger proposal, and to approve one or more adjournments of the special meeting, if necessary or appropriate, as determined by Inland, including adjournments to permit further solicitation of proxies in favor of the merger proposal, which we refer to as the adjournment proposal. Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of common stock of Inland. The adjournment proposal will be approved if a majority of the shares having voting power present in person or represented by proxy at the special meeting are voted in favor of the adjournment proposal.
Inland’s board of directors has unanimously approved the merger agreement, has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Inland and its stockholders, and unanimously recommends that Inland stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.
YOUR VOTE IS VERY IMPORTANT. We cannot complete the merger unless Inland’s stockholders approve the merger proposal.
Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Inland, please submit a proxy to have your shares voted as promptly as possible by either: (1) dialing the telephone number shown on your proxy card and following the instructions to vote by phone; (2) logging onto the website shown on your proxy card and following the instructions to vote online; or (3) signing and returning the accompanying proxy card in the enclosed postage-paid return envelope. You may also cast your vote in person at the special meeting. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
The attached proxy statement/prospectus contains a more complete description of the merger agreement and the special meeting. You should read this entire proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read the information under the section entitled “Risk Factors” beginning on page 27. You may also obtain information about Byline from documents that it has filed with the Securities and Exchange Commission (which we refer to as the SEC).
Thank you for your cooperation and continued support.
Sincerely,
Peter Stickler
President
Inland Bancorp, Inc.
Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This proxy statement/prospectus is dated April 25, 2023, and is first being mailed to Inland’s stockholders on or about April 25, 2023.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2023
Dear Fellow Stockholders of Inland Bancorp, Inc.:
Inland Bancorp, Inc., a Maryland corporation (which we refer to as Inland), will hold a special meeting of Inland stockholders, at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room, 2901 Butterfield Road, Oak Brook, Illinois 60523 (which we refer to as the special meeting), to consider and vote on the following matters:
1.   a proposal to adopt the Agreement and Plan of Merger, dated as of November 30, 2022, by and among Inland, Butterfield Acquisition Corporation (which we refer to as merger sub) and Byline Bancorp, Inc. (which we refer to as Byline), as such agreement may be amended from time to time (which we refer to as the merger agreement and a copy of which is attached to the accompanying proxy statement/prospectus as Appendix A), pursuant to which merger sub will be merged with and into Inland, with Inland as the surviving corporation and wholly owned subsidiary of Byline (which we refer to as the merger), and, immediately following the merger, Inland will be merged with and into Byline, with Byline as the surviving corporation (which, together with the merger, we refer to as the merger proposal); and
2.   a proposal to adjourn the special meeting, if necessary or appropriate, as determined by Inland, to solicit additional proxies in favor of the merger proposal (which we refer to as the adjournment proposal).
We have fixed the close of business on April 21, 2023, as the record date for the special meeting. Only Inland stockholders of record on that date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock. The adjournment proposal will be approved if a majority of the shares having voting power present in person or represented by proxy at the special meeting are voted in favor of the adjournment proposal.
Inland’s board of directors has unanimously approved the merger agreement, has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Inland and its stockholders, and unanimously recommends that Inland stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.
Your vote is very important. We cannot complete the merger unless Inland’s stockholders approve the merger proposal. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Inland, please submit a proxy to have your shares voted as promptly as possible by either: (1) dialing the telephone number shown on your proxy card and following the instructions to vote by phone; (2) logging onto the website shown on your proxy card and following the instructions to vote online; or (3) signing and returning the accompanying proxy card in the enclosed postage-paid return envelope. You may also cast your vote in person at the special meeting. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.
Inland stockholders should not send in any stock certificate(s) with their proxy card. If the merger proposal is approved, transmittal materials with instructions for the submission of Inland stock certificates will be provided to Inland stockholders under separate cover and the stock certificates should be sent at that time.
Please note that, under Sections 3-202 and 3-203 of the Maryland General Corporation Law, as amended (which we refer to as the MGCL), a copy of which is attached as Appendix B to the accompanying proxy statement/prospectus, holders of Inland common stock who do not vote in favor of the merger proposal will have the right to seek appraisal of the fair value of their shares of Inland common stock as determined under the MGCL if the merger is completed, but only if they submit a written demand for such an appraisal prior to the vote on the merger proposal and comply with the other Maryland law procedures explained in the enclosed proxy statement/prospectus. Holders of Inland common stock who do not vote in favor of the merger proposal and who submit a written demand for such an appraisal prior to the vote on the merger proposal and comply with the other Maryland law procedures will not receive the merger consideration, but instead will have their Inland common stock converted into the right to receive payment of such appraised value in accordance with Maryland law procedures as explained in the enclosed proxy statement/prospectus.
The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety.
If you have any questions concerning the merger, the merger agreement or the proxy statement/ prospectus, would like additional copies of the proxy statement/prospectus without charge or need help voting your shares of Inland common stock, please contact Peter Stickler at (877) 908-6555.
BY ORDER OF THE BOARD OF DIRECTORS,
Peter Stickler
President
Inland Bancorp, Inc.
Oak Brook, Illinois
April 25, 2023

WHERE YOU CAN FIND MORE INFORMATION
Byline Bancorp, Inc.
Byline Bancorp, Inc. (which we refer to as Byline) files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (which we refer to as the SEC). Byline files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You may also obtain these documents, free of charge, from Byline at its investor relations website, http://www.bylinebancorp.com under the tab “Financial Information” and then under “SEC Filings”.
Byline has filed a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the address set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Byline has previously filed with the SEC. They contain important information about Byline and its financial condition. For more information, please see the section entitled “Incorporation of Certain Documents by Reference”. These documents are available without charge to you upon written or oral request to Byline’s principal executive offices. The address and telephone number of Byline’s principal executive office is listed below:
Byline Bancorp, Inc.
Attn: Investor Relations
180 North LaSalle Street, Suite 300
Chicago, Illinois 60601
(773) 244-7000
Byline’s common stock is traded on the New York Stock Exchange under the symbol “BY”.
Inland Bancorp, Inc.
Inland Bancorp, Inc., which we refer to as Inland, does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the SEC.
If you are an Inland stockholder and have any questions concerning the merger proposal, the merger agreement or the proxy statement/prospectus, would like additional copies of the proxy statement/ prospectus without charge or need help voting your shares of Inland common stock, please contact Peter Stickler at (877) 908-6555 or at the following address:
Inland Bancorp, Inc.
Attn: Peter Stickler
2805 Butterfield Road
Oak Brook, Illinois 60523
(877) 908-6555
To obtain timely delivery of these documents, you must request the information no later than May 15, 2023 in order to receive them before Inland’s special meeting of stockholders.

i

QUESTIONS AND ANSWERS
The following are some questions that you may have regarding the proposals being considered at the special meeting of stockholders of Inland Bancorp, Inc. (which we refer to as the special meeting). You should carefully read the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page 91.
Q:
What is the Merger?

A.
Byline Bancorp. Inc., a Delaware corporation (which we refer to as Byline), Butterfield Acquisition Corporation (which we refer to as merger sub) and Inland Bancorp, Inc., a Maryland corporation (which we refer to as Inland), have entered into an Agreement and Plan of Merger, dated as of November 30, 2022, as such agreement may be amended from time to time (which we refer to as the merger agreement). The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, merger sub will be merged with and into Inland, with Inland as the surviving corporation and wholly owned subsidiary of Byline (which we refer to as the merger). Immediately following the merger, Inland will be merged with and into Byline, with Byline as the surviving corporation (which we refer to as the parent merger). A copy of the merger agreement is attached to this proxy statement/ prospectus as Appendix A. We refer to the time at which the merger becomes effective as the effective time.

Immediately following the parent merger, Inland Bank and Trust (which we refer to as Inland Bank), an Illinois state chartered bank and wholly owned subsidiary of Inland, will merge with and into Byline Bank, an Illinois chartered bank and wholly owned subsidiary of Byline, with Byline Bank as the resulting bank as a wholly owned subsidiary of Byline (which we refer to as the bank merger). Upon completion of the bank merger, Inland Bank’s banking offices will become banking offices of Byline Bank.
Q:
Why am I receiving this proxy statement/prospectus?

A.
The board of directors of Inland (which we refer to as the Inland board) is using this proxy statement/prospectus to solicit proxies from Inland’s stockholders in connection with the merger.

In order to complete the merger, Inland’s stockholders must approve the merger agreement. Inland stockholders are also being asked to approve one or more adjournments of the special meeting, if necessary or appropriate, as determined by Inland, including adjournments to permit further solicitation of proxies in favor of the merger agreement. For additional information regarding the proposals to be presented to Inland stockholders, refer to the section entitled “Inland Proposals”. Inland will hold a special meeting to consider and vote on these proposals. This proxy statement/prospectus contains important information about the merger and the special meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares of Inland common stock, par value $1.00 per share (which we refer to as Inland common stock), without attending the special meeting in person.
We encourage you to submit a proxy to vote your shares of Inland common stock as promptly as possible so that your shares may be represented and voted at the special meeting.
This proxy statement/prospectus is also a prospectus with respect to the offering of shares of Byline common stock, par value $0.01 per share (which we refer to as Byline common stock) to be issued in connection with the merger.
Q:
What will Inland stockholders receive in the merger?

A:
If the merger is completed and assuming the consideration is not adjusted pursuant to the terms of the merger agreement as described in this proxy statement/prospectus, each share of Inland common stock outstanding immediately prior to the effective time, other than shares, if any, owned by Inland or

Byline or as to which statutory appraisal rights have been properly exercised and perfected, will be converted into the right to receive the following (which we refer to as the per share merger consideration):
•
the number of shares of Byline common stock equal to the quotient obtained by dividing (i) 6,389,351 by (ii) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (which we refer to as the exchange ratio); and

•
a cash payment in the amount equal to the quotient obtained by dividing (i) $22,867,150.20 by (ii) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (which we refer to as the cash consideration), subject to adjustment in the event the dollar amount of Inland’s tangible common equity at closing is above or below certain thresholds set forth in the merger agreement.

Provided, however, that in the event Inland has less than 33,628,162 shares of common stock issued and outstanding at closing, then (1) the exchange ratio will be equal to 0.19 share of Byline common stock and (2) the cash consideration will be equal to $0.68, for each share of Inland common stock issued and outstanding at closing. Inland stock options will be cancelled and the holder thereof will be entitled to a cash payment pursuant to the terms of the merger agreement.
The merger consideration may be adjusted only under certain limited circumstances as set forth in the merger agreement and as described in the answer to the next question. Based on the closing price of Byline common stock as reported on the NYSE of $22.21 as of November 29, 2022, the trading day prior to the day on which the public announcement of the merger was made, and assuming there are no adjustments pursuant to the merger agreement, the merger consideration represents approximately a 14% cash and 86% stock mix. Inland stockholders also will receive cash in lieu of any fractional shares of Byline common stock that would otherwise be issuable in connection with the merger. For more information on the potential adjustments to the merger consideration and cash in lieu of fractional shares, see “Description of the Merger Agreement — Merger Consideration”.
Q:
Is the merger consideration subject to adjustment?

A:
Yes, the merger consideration may be adjusted only under certain limited circumstances as set forth in the merger agreement.

In the event that Inland’s tangible common equity (as calculated pursuant to merger agreement and set forth on Inland’s final closing balance sheet) is less than $135.350 million, then the aggregate cash consideration will be reduced on a dollar-for-dollar basis by the amount of such shortfall.
If Inland’s tangible common equity at closing is greater than $141.350 million, then the aggregate cash consideration will be increased on a dollar-for-dollar basis by the amount that is greater than $141.350 million; provided, that, the amount of such increase will not exceed an amount that would result in either Inland’s counsel or Byline’s counsel being unable to deliver its respective tax opinion under the merger agreement, and the aggregate cash consideration will only be increased to the maximum amount that would allow such opinions to be delivered, with the remaining portion of such increase to be paid in shares of Byline common stock based on the Byline closing price.
For more information on the potential adjustments to the merger consideration, see “Description of the Merger Agreement — Merger Consideration”.
Q:
Will the merger consideration be adjusted based on the trading price of Byline’s common stock prior to closing?

A:
No, the merger consideration will not be adjusted solely due to changes in the trading price of Byline common stock prior to the closing of the merger.

Q:
What is the value of the merger consideration?

A:
The value of the merger consideration will fluctuate as the market price of Byline common stock fluctuates before the completion of the merger. Thus, the value of the merger consideration will not be known at the time of the special meeting and the market price of Byline common stock at the time of completion of the merger may be more or less than the current price of Byline common stock or the price of Byline common stock at the time of the special meeting.
Based on the closing price of Byline common stock as reported on the NYSE of $22.21 as of November 29, 2022, the trading day prior to the day on which the public announcement of the merger was made, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.90 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $165.4 million.
Based on the closing price of Byline common stock as reported on the NYSE of $19.63 as of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.41 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $148.8 million. We urge you to obtain current market quotations for shares of Byline common stock.
Q:
How will the stock options of Inland be treated as a result of the merger?

A:
Each Inland stock option that is outstanding immediately prior to the effective time will be cancelled in exchange for a cash payment equal to the product of (A) the difference between (i) the sum of (x) the product of the exchange ratio multiplied by the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date (which we refer to as the Byline closing price) plus (y) the cash consideration, less (ii) the exercise price per share of Inland common stock under such stock option, multiplied by (B) the number of shares of Inland common stock covered by such stock option (each an “Option Payment”). In order to receive the Option Payment, each Inland stock option holder must execute and submit to Inland an option termination agreement which includes a full release of any claims related to such options against Inland and Inland Bank.

Q:
When will the merger be completed?

A:
Byline and Inland are working to complete the merger as soon as practicable. Subject to the satisfaction or waiver of the closing conditions described under the section entitled “Description of the Merger Agreement — Conditions to Consummation of the Merger,” including the approval of the merger agreement by Inland stockholders, the parties are seeking to consummate the merger by the second quarter of 2023. However, it is possible that factors outside the control of Byline and Inland could result in the merger being completed at a later time or not at all. There may be a substantial amount of time between the special meeting and the completion of the merger.

Q:
Who is entitled to vote?

A:
Holders of record of shares of Inland common stock at the close of business on April 21, 2023, which is the date that the Inland board has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:
What constitutes a quorum?

A:
A majority of the shares of Inland common stock entitled to vote, represented in person or by proxy, constitutes a quorum for transacting business at the special meeting. Proxies marked as abstaining on any matter to be acted upon by stockholders will be counted as represented at the meeting for purposes of determining the presence or absence of a quorum.

Q:
What and I being asked to vote on and why is this approval necessary?

A:
Inland stockholders are being asked to vote on the following proposals:

1.
a proposal to adopt the merger agreement, a copy of which is attached as Appendix A, which we refer to as the merger proposal; and

2.
a proposal to adjourn the special meeting, if necessary or appropriate, as determined by Inland, to solicit additional proxies in favor of the merger proposal, which we refer to as the adjournment proposal.

Inland stockholder approval is required to complete the merger. Inland will transact no business at the special meeting other than as listed above.
Q:
What vote is required to approve each proposal at the special meeting?

A:
The Merger Proposal:   Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock entitled to vote at the special meeting.

The Adjournment Proposal:   The adjournment proposal requires the affirmative vote of a majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present.
Q:
Are there any voting agreements with existing stockholders?

A:
Yes. Daniel L. Goodwin, Inland’s Chairman and Chief Executive Officer and largest stockholder, in his capacity as a beneficial owner of shares of Inland common stock, has entered into a voting agreement with Byline pursuant to which Mr. Goodwin has agreed to vote all shares of Inland common stock that he beneficially owns and has the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Inland to facilitate the transactions contemplated by the merger agreement. Mr. Goodwin also agreed to vote against any proposal made in opposition to the approval of the merger or in competition with the merger agreement and against any other acquisition proposal. As of the close of business on the record date, Mr. Goodwin beneficially owned, in the aggregate, 24,922,465.50 shares of Inland common stock, allowing him to exercise approximately 74.11% of the voting power of Inland common stock.

Q:
What does the Inland Board of Directors recommend?

A:
The Inland board unanimously recommends that Inland stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares of Inland common stock as soon as possible so that such shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares of Inland common stock are held in the name of your broker, bank or other nominee.

Q:
How do I vote?

A:
If you are an Inland stockholder of record as of the close of business on the record date, you may submit your proxy before the special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at the special meeting.
If your shares of Inland common stock are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting such shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee.
Q:
How many votes do I have?

A:
You are entitled to one vote for each share of Inland common stock that you owned as of the close of business on the record date. As of the close of business on the record date, there were approximately 33,628,162 outstanding shares of Inland common stock entitled to vote. As of that date, approximately 81.17% of such outstanding shares of Inland common stock were beneficially owned by the directors and executive officers of Inland and their affiliates.

Q:
When and where is the special meeting?

A:
The special meeting will be held at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room 2901 Butterfield Road, Oak Brook, Illinois 60523. Subject to space availability, all Inland stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. Since seating may be limited, admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at 1:30 p.m., local time.

Q:
If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:
If your shares of Inland common stock are held in “street name” by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee.

Please note that you may not vote shares held in “street name” by returning a proxy card directly to Inland or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.
Brokers who hold shares in “street name” for the beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owner. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Both proposals to be voted on at the special meeting are considered “non-routine” matters and, therefore, brokers, banks and other nominees do not have discretionary voting power on these matters.
If you are an Inland stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, then your broker, bank or other nominee may not vote your shares on either the merger proposal or the adjournment proposal.
•
For the merger proposal, shares not represented at the special meeting are still considered outstanding and, therefore, will have the same effect as a vote “AGAINST” the proposal. Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock entitled to vote at the special meeting. Therefore, the failure of a holder of shares of Inland common stock to provide its bank, broker or other nominee with voting instructions will have the same effect as a vote “AGAINST” the merger proposal.

•
The adjournment proposal requires the affirmative vote of a majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present. Your bank, broker or other nominee does not have discretionary authority to vote your shares on the special meeting proposals without your instructions. Consequently, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as represented for purposes of establishing a quorum at the special meeting. Accordingly, such a failure would have an effect on the outcome of the vote if such failure prevents a quorum from being established.

Q:
What if I abstain or do not vote?

A:
For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting, either in person or represented by proxy, but abstains from voting.

Abstentions will be counted as represented at the special meeting for purposes of determining the presence or absence of a quorum for all matters to be voted on at the special meeting.
For the merger proposal, if an Inland stockholder present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” the proposal. If an Inland stockholder is not present in person at the special meeting and does not respond by proxy, it will also have the same effect as a vote cast “AGAINST” the proposal.
The adjournment proposal requires the affirmative vote of the majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present.

Accordingly, for purposes of the adjournment proposal, abstentions will affect the outcome as they will be counted as shares represented at the meeting, but not voted affirmatively in favor of the adjournment proposal.
Q:
What will happen if I return my proxy or voting instruction card without indicating how to vote?

A:
If you hold your shares of Inland common stock in your name as a stockholder of record, and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Inland common stock represented by your proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.

If you hold your shares of Inland common stock in “street name” through a broker, bank or other nominee and you do not give your broker, bank or other nominee instructions on how to vote, your broker, bank or other nominee will not be able to vote your shares of Inland common stock on either of the proposals at the special meeting and your shares of Inland common stock will not be represented at the special meeting. For the merger proposal, shares not represented at the special meeting are still considered outstanding and, therefore, will have the same effect as a vote “AGAINST” the proposal. For purposes of the adjournment proposal, shares not represented at the special meeting will not affect the outcome as they will not be deemed to be present at the meeting for purposes of determining the required majority vote.
Q:
May I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. If you hold your shares of Inland common stock in your name as a stockholder of record, you may change your vote at any time before your proxy is voted at the special meeting. You may do so in one of three ways:

•
first, by sending a notice of revocation stating that you would like to revoke your proxy;

•
second, by sending a completed proxy card bearing a later date than your original proxy card; or

•
third, by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute the revocation of a proxy.

If you are an Inland stockholder of record and you choose to send a written notice of revocation or to mail a new proxy card, you must submit your notice of revocation or your new proxy to:
Inland Bancorp, Inc.
Attn: Peter Stickler
2805 Butterfield Road
Oak Brook, Illinois 60523
(877) 908-6555
Any proxy that you submitted may also be revoked by voting in person at the special meeting.
If your shares are held in “street name” through a broker, bank or other nominee and you have instructed your nominee how to vote your shares of Inland common stock, you must submit new voting instructions to your nominee. You should follow the instructions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:
Do I need identification to attend the special meeting in person?

A:
Yes. If you hold your shares of Inland common stock in your name as a stockholder of record and you wish to attend the special meeting and vote in person, please bring valid picture identification.

If your shares are held in “street name” through a broker, bank or other nominee, you may only vote in person at the special meeting if you have proof of ownership of your shares of Inland common stock as of the record date and obtain a valid legal proxy from your broker, bank or other nominee that is the stockholder of record of such shares and present such items at the special meeting. You must also bring valid picture identification.

Q:
Are Inland stockholders entitled to appraisal rights?

A:
Inland stockholders will be entitled to appraisal rights but only if they comply with the Maryland law procedures summarized in the section entitled “The Merger — Dissenters’ Rights”. The entirety of Sections 3-202 through 3-213 of the Maryland General Corporation Law, as amended (which we refer to as the MGCL), is provided on Appendix B to this proxy statement/prospectus. Upon consummation of the merger, any Inland stockholder who has perfected her, his or its appraisal rights will have the right to have a court in Maryland determine the value of each share of stock and to be paid the appraised value determined by the court, which could be more or less than the merger consideration.

Q:
What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Inland common stock?

A:
The merger and the parent merger (which together we refer to as the “integrated merger”) are intended to constitute a single integrated transaction that for federal income tax purposes will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and the obligation of Byline and Inland to complete the merger is conditioned upon the receipt of legal opinions from their respective counsel to that effect. However, neither Inland nor Byline has requested or received a ruling from the Internal Revenue Service that the integrated merger will qualify as a reorganization. If the integrated merger qualifies as a reorganization for U.S. federal income tax purposes, a U.S. holder of Inland common stock generally will recognize gain (but not loss) upon receipt of Byline common stock and cash (other than cash received in lieu of a fractional share of Byline common stock) in exchange for shares of Inland common stock pursuant to the merger in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Byline common stock received pursuant to the merger over such holder’s adjusted tax basis in the shares of Inland common stock surrendered in the exchange) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of Byline common stock). In addition, a U.S. holder of Inland common stock generally will recognize gain or loss with respect to the cash received in lieu of a fractional share of Byline common stock.

For a more detailed discussion of the material U.S. federal income tax consequences of the integrated merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Merger”.
The tax consequences of the integrated merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the integrated merger.
Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Inland stockholders will not receive any consideration for their shares of Inland common stock that otherwise would have been received in connection with the merger. Instead, Inland will remain an independent company.

Q:
What happens if I sell my shares of Inland common stock after the record date but before the special meeting?

A:
The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Inland common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Inland stockholders in the merger. In order to receive the merger consideration, you must hold your shares of Inland common stock through completion of the merger.

Q:
Will I be able to sell the shares of Byline common stock that I receive in the merger?

A:
Yes. You may freely trade the shares of Byline common stock issued in the merger, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Byline for purposes of Rule 144 under the Securities Act of 1933, as amended (which we refer to as the Securities Act). Persons who may be deemed to be affiliates of Byline include individuals or entities that control, are controlled by, or are under common control with Byline and may include the executive officers, directors and significant stockholders of Byline.

Q:
Are there risks involved in the undertaking the merger?

A:
Yes. In evaluating the merger, Inland stockholders should carefully consider the factors discussed in “Risk Factors” beginning on page 27 and other information about Byline included in the documents incorporated by reference into this proxy statement/prospectus, as well as the information about Inland included in this proxy statement/prospectus.

Q:
Should Inland stockholders send in their stock certificates now?

A:
No. Inland stockholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials with instructions for their completion will be provided to Inland stockholders under separate cover and the stock certificates should be sent at that time.

Q:
What should I do if I receive more than one set of voting materials?

A:
Inland stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold shares of Inland common stock in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold such shares. In each case, please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Inland common stock that you own.

Q:
Whom should I contact if I have any questions about the proxy materials or voting?

A:
If you are an Inland stockholder and have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Peter Stickler at (877) 908-6555.

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire proxy statement/ prospectus and its appendices and the other documents to which the parties refer before you decide how to vote with respect to the proposals. In addition, Byline incorporates by reference important business and financial information about Byline into this proxy statement/prospectus. For a description of this information, please see the section entitled “Incorporation of Certain Documents by Reference”. You may obtain the information Byline has incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Merger and the Merger Agreement (pages 39 and 62)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A. The parties encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.
Under the terms of the merger agreement, merger sub will be merged with and into Inland, with Inland as the surviving corporation and wholly owned subsidiary of Byline. Immediately following the merger, Inland will be merged with and into Byline, with Byline as the surviving corporation. Immediately following the parent merger, Inland Bank will merge with and into Byline Bank, with Byline Bank as the resulting bank.
Merger Consideration (page 63)
In the merger, each share of Inland common stock outstanding immediately prior to the effective time, other than shares, if any, owned by Inland or Byline or as to which statutory appraisal rights have been properly exercised and perfected, will be converted into the right to receive (i) the cash consideration, and (ii) a number of shares of Byline common stock equal to the exchange ratio, subject to adjustment as set forth in the merger agreement and as further described in the section entitled “Description of the Merger Agreement — Merger Consideration”. For each fractional share of Byline common stock that would otherwise be issued, Byline will pay cash in an amount equal to the fraction of a share (rounded to the nearest cent) of Byline common stock which the holder would otherwise be entitled to receive multiplied by the Byline closing price. No interest will be paid or accrue on the cash payable to holders in lieu of fractional shares.
Recommendation of the Inland Board of Directors (page 43)
After careful consideration, the Inland board unanimously recommends that Inland stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For a more complete description of Inland’s reasons for the merger and the recommendations of the Inland board, please see the section entitled “The Merger — Recommendation of the Inland Board of Directors and Inland’s Reasons for the Merger”.
Opinion of Inland’s Financial Advisor (page 44)
At the November 14, 2022 meeting of the Inland board, a representative of Inland’s financial advisor, Piper Sandler & Co., which we refer to as Piper Sandler, rendered Piper Sandler’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Inland board, dated November 14, 2022, as to the fairness, as of such date, from a financial point of view, to the holders of Inland’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.
The full text of the written opinion of Piper Sandler, dated November 14, 2022, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken by Piper Sandler, is attached as Appendix C to this proxy statement/prospectus. Piper Sandler provided its opinion for the information and assistance of the Inland board (solely in its capacity as such) in connection with, and for purposes of, the Inland board’s consideration of the merger and Piper Sandler’s opinion only addressed whether the merger consideration to be received by the holders of Inland common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Piper Sandler does not address any other term or aspect of the merger agreement or the transactions contemplated thereby. Piper Sandler’s opinion does not constitute a recommendation to the Inland board or any holder of Inland common stock as to how the Inland board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.
Inland Special Meeting of Stockholders (page 32)
The special meeting will be held at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room, 2901 Butterfield Road, Oak Brook, Illinois 60523. At the special meeting, holders of shares of Inland common stock will be asked to approve the merger proposal and the adjournment proposal.
The Inland board has fixed the close of business on April 21, 2023 as the record date for determining the holders of shares of Inland common stock entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date, there were 33,628,162 shares of Inland common stock outstanding and entitled to vote at the special meeting held by approximately 300 stockholders of record. Each share of Inland common stock entitles the holder to one vote on each proposal to be considered at the special meeting.
As of the close of business on the record date, directors and executive officers of Inland and their affiliates owned and were entitled to vote 27,296,753 shares of Inland common stock, representing approximately 81.17% of the shares of Inland common stock outstanding on that date. As of the close of business on the record date, Byline beneficially held no shares of Inland common stock.
Mr. Goodwin, in his capacity as a beneficial owner of shares of Inland common stock, has entered into a voting agreement with Byline, in which Mr. Goodwin has agreed to vote all shares of Inland common stock that he beneficially owns and has the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Inland to facilitate the transactions contemplated by the merger agreement. Mr. Goodwin has also agreed to vote against any proposal made in opposition to the approval of the merger or in competition with the merger agreement and against any other acquisition proposal. As of the close of business on the record date, Mr. Goodwin beneficially owned, in the aggregate, 24,922,465.50 shares of Inland common stock, allowing him to exercise approximately 74.11% of the voting power of Inland common stock.
Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock entitled to vote at the special meeting. Approval of the adjournment proposal requires the affirmative vote of the majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present.
Interests of Inland Directors and Executive Officers in the Merger (page 56)
In considering the recommendation of the Inland board, Inland stockholders should be aware that the directors and executive officers of Inland have certain interests in the merger that may be different from, or in addition to, the interests of Inland stockholders generally. The Inland board was aware of these interests and considered them, among other matters, in making its recommendation that Inland stockholders vote to approve the merger proposal. These interests include:
•
Certain executive officers and other employees of Inland Bank have outstanding options to purchase shares of Inland common stock, each of which will be cancelled in exchange for a cash payment equal to the product of:

(1)
the difference between (i) the sum of (x) the product of the exchange ratio multiplied by the Byline closing price plus (y) the cash consideration, less (ii) the exercise price per share of such Inland stock option, multiplied by

(2)
the number of shares of Inland common stock covered by such option.

•
Certain executive officers and other employees of Inland Bank will receive a payment pursuant to their existing employment agreement or change in control agreement with Inland Bank in connection with the closing of the merger. Specifically, Peter Stickler, President and CEO of Inland Bank, will receive a change in control payment of $2,055,360, Deborah Bartelt, Executive Vice President of Inland Bank, will receive a change in control payment of $893,241, Paul Berley, Chief Financial Officer of Inland Bank, will receive a change in control payment of $243,750, and Dan Healy, Senior Vice President of Inland Bank, will receive a change in control payment of $252,450;

•
Certain executive officers and other employees of Inland Bank are entitled to receive retention cash bonus awards, in an aggregate amount not to exceed $1,178,690, that, to the extent not already paid, will be payable on the next regularly scheduled payroll date following the closing date or the bank conversion date, as applicable; provided that the employee remains employed through the date of payment;

•
Prior to the effective time but to be effective at the effective time, Byline has agreed to appoint one person, mutually agreed upon by both Inland and Byline, as a director to Byline’s board and to re-nominate such person as a director for a one-year term at each of Byline’s annual meeting of stockholders to be held in 2023 and 2024. If, during this period, such person for any reason ceases to serve as a director or chooses for any reason not to stand for re-election, Byline will promptly appoint another person as a director to Byline’s board, as mutually agreed upon by Inland and Byline. However, in the event that, at any time during this period, Mr. Goodwin’s beneficial ownership of Byline common stock falls below five percent (5%) of the then outstanding shares of Byline common stock, Byline may, but will not be required to, choose not to re-nominate the previously mutually agreed upon director then serving on Byline’s board at the next annual meeting of stockholders; and

•
Inland’s directors and executive officers are entitled to certain continued indemnification and coverage under directors’ and officers’ liability insurance policies post-closing pursuant to the merger agreement.

For a more complete description of the interests of Inland’s directors and executive officers in the merger, see “The Merger — Interests of Inland Directors and Executive Officers in the Merger”.
Management and Board of Directors of Byline After the Merger (page 56)
Except as described above under “— Interests of Inland Directors and Executive Officers in the Merger”, the directors and officers of Byline immediately prior to the effective time will be the directors and officers of the surviving corporation after the merger and parent merger until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.
Regulatory Approvals Required for the Merger (page 57)
The merger cannot proceed without obtaining all requisite regulatory approvals. Byline and Inland have agreed to use their reasonable best efforts to obtain the required approvals. The merger of Byline and Inland is subject to prior approval of the Board of Governors of the Federal Reserve System (which we refer to as the Federal Reserve) or through delegated authority to the Federal Reserve Bank of Chicago, unless the Federal Reserve waives this requirement pursuant to Regulation Y under the BHC Act. In accordance with Regulation Y, on January 13, 2023, Byline submitted a request to the Federal Reserve Bank of Chicago for a waiver from the requirement under Section 3 of the BHC Act for prior approval of the Federal Reserve. On April 12, 2023, the Federal Reserve granted the requested waiver.
Immediately following the completion of the parent merger, Inland Bank will merge with and into Byline Bank, with Byline Bank as the resulting bank. The bank merger will be subject to approval by the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the Illinois Department of Financial and Professional Regulation, which we refer to as the IDFPR. Byline Bank submitted applications with the FDIC and the IDFPR on January 13, 2023 seeking the necessary approvals for the bank merger. The FDIC approved the bank merger on February 24, 2023, and the IDFPR approved the bank merger on March 31, 2023. The U.S. Department of Justice has authority to comment on the merger and the bank merger during the regulatory approval process of the FDIC and had fifteen (15) days following the approval by the FDIC on February 24, 2023 to challenge the merger on antitrust grounds. The U.S. Department of Justice did not challenge the merger or bank merger during such fifteen (15) day period.
Neither Byline nor Inland is aware of any material governmental approvals or actions that are required for completion of the merger or bank merger other than those described above, all of which have been obtained. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. However, there can be no assurance that any additional approvals or actions will be obtained.
Conditions to Consummation of the Merger (page 74)
The respective obligation of each party to consummate the merger is subject to the fulfilment or written waiver at or prior to the closing of each of the following conditions:
•
approval of the merger proposal by Inland stockholders;

•
the receipt of regulatory approvals and the expiration of any applicable waiting periods;

•
the shares of Byline common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning the Byline common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time; and

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement.

Inland’s obligation to consummate the merger is also subject to the fulfillment or written waiver of each of the following conditions:
•
the accuracy of representations and warranties of Byline in the merger agreement, subject to certain materiality standards;

•
performance by Byline in all material respects of its obligations under the merger agreement; and

•
receipt by Inland of an opinion of its counsel, in form and substance reasonably acceptable to Inland, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions described in such opinion, for U.S. federal income tax purposes, the merger and the parent merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Byline’s obligation to consummate the merger is also subject to the fulfilment or written waiver of each of the following conditions:
•
the accuracy of representations and warranties of Inland in the merger agreement, subject to certain materiality standards, including Inland’s representation and warranty that no material adverse effect with respect to Inland has occurred since December 31, 2021;

•
performance by Inland in all material respects of its obligations under the merger agreement;

•
receipt by Byline of an opinion of its counsel, in form and substance reasonably acceptable to Byline, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions described in such opinion, for U.S. federal income tax purposes, the merger and the parent merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•
the holders of no more than 5% in the aggregate of the outstanding shares of Inland common stock electing to exercise their dissenters’ rights;

•
receipt by Inland of certain third party consents;

•
the delivery to Byline from Inland of the certificate or certificates representing the shares of common stock of Inland Bank held by Inland; and

•
the disposition and winding up of certain Inland Bank assets, including the winding up of Inland Bank’s mortgage division, the disposition and sale of a certain loan previously originated by Inland Bank and the disposition and sale of a certain real estate parcel.

For more information, please see the section entitled “Description of the Merger Agreement —  Conditions to Consummation of the Merger”.
Acquisition Proposals (page 73)
Under the terms of the merger agreement, Inland has agreed that it will not and will cause its subsidiaries and affiliates not to:
•
initiate, solicit, knowingly encourage or knowingly facilitate in any way inquiries or proposals with respect to an acquisition proposal; or

•
engage in any negotiations concerning, or provide any confidential nonpublic information to, or have any discussions with, any person relating to an acquisition proposal.

However, the above restriction does not prevent Inland or its board of directors from:
•
providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if Inland receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement between Byline and Inland; or

•
engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal;

only if, however, in each case referred to in the bullet points above, (i) the Inland board concludes in good faith (after consultation with outside legal counsel and financial advisor) that (A) such acquisition proposal either constitutes a superior proposal (as defined in the section entitled “Description of the Merger Agreement — Acquisition Proposals”) or would reasonably be expected to result in a superior proposal and (B) the failure to take such action would reasonably be expected to violate the directors’ fiduciary duties under applicable law; and (ii) Inland has provided notice to Byline of its intention to provide information to the person who has made such acquisition proposal, and Inland has provided such information to Byline.
Further, the merger agreement provides that, unless the merger agreement is contemporaneously terminated in accordance with its terms, the Inland board will not cause or permit Inland to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to above) relating to any acquisition proposal.
For more information, please see the section entitled “Description of the Merger Agreement —  Acquisition Proposals”.
Termination of the Merger Agreement (page 75)
Byline and Inland may mutually agree in writing to terminate the merger agreement at any time prior to the effective time. Subject to certain conditions described in the merger agreement, either Byline or Inland may also terminate the merger agreement if:
•
Inland stockholders do not adopt the merger agreement by the conclusion of the special meeting;

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement and such denial has become final and non-appealable, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority and such regulatory authority would not accept the re-filing of such application, provided that this right to terminate is not available to a party whose failure to fulfill its covenants under the merger agreement has been the cause of the denial or withdrawal of regulatory approval; or

•
the merger is not completed by the outside date, which is June 30, 2023, or if the sole impediment to closing is receipt of required regulatory approvals, September 30, 2023, provided that this right to terminate is not available to a party whose failure to fulfill its covenants under the merger agreement has been the cause of, or materially contributed to, the failure of the merger to be completed before such date.

In addition, Inland may terminate the merger agreement if there is a breach of any of the covenants, agreements, representations or warranties of Byline such that the applicable conditions to Inland’s obligation to close the merger set forth in the merger agreement would not be satisfied, and such breach has not been, or cannot be, cured prior to the earlier of the outside date or thirty (30) days after notice to Byline from Inland.
In addition, Byline may terminate the merger agreement if there is a breach of any of the covenants, agreements, representations or warranties of Inland such that the applicable conditions to Byline’s obligation to close the merger set forth in the merger agreement would not be satisfied, and such breach has not been, or cannot be, cured prior to the earlier of the outside date or thirty (30) days after notice to Inland from Byline.
Byline may also terminate the merger agreement prior to the adoption of the merger agreement by the Inland stockholders, if:
•
the Inland board submits the merger agreement to its stockholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdraws or materially and adversely modifies such recommendation;

•
Inland recommends to its stockholders an acquisition transaction other than the merger;

•
Inland breaches its obligations under the merger agreement to convene the special meeting in accordance with its obligations under the merger agreement prior to the outside date;

•
Inland enters into a definitive agreement with respect to an acquisition proposal other than the merger or recommends to its stockholders an acquisition proposal other than the merger; or

•
Inland materially breaches its “no-shop” obligations under the merger agreement.

For more information, please see the section entitled “Description of the Merger Agreement —  Termination of the Merger Agreement”.
Termination Fee (page 76)
Inland has agreed to pay to Byline a cash termination fee in an amount equal to $6,840,000 in the following circumstances:
•
Byline terminates the merger agreement prior to the adoption of the merger agreement by the Inland stockholders because (1) the Inland board (a) submits the merger agreement to its stockholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdraws or materially and adversely modifies such recommendation, (b) recommends to its stockholders an acquisition transaction other than the merger, (c) fails to convene a stockholder meeting to approve the merger agreement in accordance with its obligations under the merger agreement prior to the outside date or (d) enters into a definitive agreement with respect to an acquisition proposal or recommends to its stockholders an acquisition proposal other than the merger or (2) Inland materially breaches its “no shop” covenants set forth in the merger agreement; or

•
a bona fide acquisition proposal is publicly announced or otherwise made known to the Inland board prior to the event giving rise to termination of the merger agreement and (a) the merger agreement is terminated (1) by either Byline or Inland because the merger agreement is not approved by the requisite votes of Inland stockholders by the conclusion of the special meeting, (2) by Byline because Inland has breached a representation, warranty, covenant or agreement or (3) by Byline because closing has not occurred by the outside date and all conditions to Inland’s obligation to close the merger have been satisfied (other than the adoption of the merger agreement by the Inland stockholders and the receipt of the applicable tax opinion from its counsel) and (b) prior to the twelve month anniversary of such termination, Inland consummates, or enters into a definitive agreement to consummate, an acquisition transaction.
For more information, please see the section entitled “Description of the Merger Agreement —  Termination Fee”.
Voting Agreement (page 76)
Mr. Goodwin, in his capacity as a beneficial owner of shares of Inland common stock, has entered into a voting agreement with Byline pursuant to which he has agreed to vote all shares of Inland common stock that he beneficially owns and has the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Inland to facilitate the transactions contemplated by the merger agreement. Mr. Goodwin has also agreed to vote against any proposal made in opposition to the approval of the merger or in competition with the merger agreement and against any other acquisition proposal. As of the close of business on the record date, Mr. Goodwin beneficially owned, 24,922,465.50 shares of Inland common stock, allowing him to exercise approximately 74.11% of the voting power of Inland common stock.
For more information, please see the section entitled “Description of the Merger Agreement — Voting Agreement”.
Treatment of Inland Stock Options (page 40)
Each Inland stock option that is outstanding immediately prior to the effective time will be cancelled in exchange for a cash payment equal to the product of (A) the difference between (i) the sum of (x) the product of the exchange ratio multiplied by the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date (which we refer to as the Byline closing price) plus (y) the cash consideration, less (ii) the exercise price per share of Inland common stock under such stock option, multiplied by (B) the number of shares of Inland common stock covered by such stock option (each an “Option Payment”). In order to receive the Option Payment, each Inland stock option holder must execute and submit to Inland an option termination agreement which includes a full release of any claims related to such options against Inland and Inland Bank.
Accounting Treatment of the Merger (page 59)
For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP.
Material U.S. Federal Income Tax Consequences of the Integrated Merger (page 78)
The integrated merger is intended to constitute a single integrated transaction that for federal income tax purposes will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, neither Inland nor Byline has requested or received a ruling from the Internal Revenue Service that the integrated merger will qualify as a reorganization. If the integrated merger qualifies as a reorganization for U.S. federal income tax purposes, a U.S. holder of Inland common stock who receives Byline common stock and cash (other than cash received in lieu of a fractional share of Byline common stock) in exchange for shares of Inland common stock pursuant to the merger, generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Byline common stock received pursuant to the merger over such holder’s adjusted tax basis in the shares of Inland common stock surrendered in the exchange) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of Byline common stock). In addition, a U.S. holder of Inland common stock generally will recognize gain or loss with respect to cash received in lieu of a fractional share of Byline common stock. It is a condition to the completion of the merger that Byline and Inland receive written opinions from their respective counsel to the effect that the integrated merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Tax matters are complicated and the tax consequences of the integrated merger to each Inland stockholder may depend on such stockholder’s particular facts and circumstances. Inland stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the integrated merger. For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Merger”.
Comparison of Stockholders’ Rights (page 81)
The rights of Inland stockholders who continue as Byline stockholders after the merger will be governed by the DGCL, Byline’s amended and restated certificate of incorporation, which we refer to as Byline’s certificate of incorporation, and Byline’s amended and restated bylaws, which we refer to as Byline’s bylaws, rather than by the articles of incorporation and bylaws of Inland. For more information, please see the section entitled “Comparison of Stockholders’ Rights”.
The Parties (page 37)
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, Illinois 60601
Telephone: (773) 244-7000
Byline is a bank holding company incorporated in the state of Delaware and headquartered in Chicago, Illinois. Byline’s banking subsidiary, Byline Bank, an Illinois state-chartered bank, is a full service commercial bank, and has been a part of the Chicago banking community for over 100 years. Byline Bank offers a broad range of banking products and services to small and medium sized businesses, commercial real estate and financial sponsors and to consumers who generally live or work near its branches. Byline also offers online account opening to consumer and business customers through its website and provides trust and wealth management services to its customers. In addition to its traditional commercial banking business, Byline provides small ticket equipment leasing solutions through Byline Financial Group, a wholly-owned subsidiary of Byline Bank, headquartered in Bannockburn, Illinois, with sales offices in Illinois, and sales representatives in Illinois, Florida, Michigan, New Jersey, and New York. Byline also participates in U.S. government guaranteed lending programs and originate U.S. government guaranteed loans. Byline Bank was the fifth most active originator of Small Business Administration (“SBA”) loans in the country and the most active SBA lender in Illinois and Wisconsin, as reported by the SBA for the fiscal year ended September 30, 2022.
As of December 31, 2022, Byline had consolidated total assets of $7.4 billion, total gross loans and leases outstanding of $5.5 billion, total deposits of $5.7 billion, and total stockholders’ equity of $765.8 million.
Byline common stock is traded on the NYSE under the ticker symbol “BY”.
Inland Bancorp, Inc.
2805 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (877) 908-6555
Inland is a one-bank holding company headquartered in Oak Brook, Illinois founded in 1977. Inland is incorporated under the laws of the State of Maryland. Inland is engaged in the banking business through its wholly- owned subsidiary, Inland Bank and Trust, a full service community bank that offers commercial and retail banking services through its headquarters in Oak Brook and 10 additional bank locations throughout the north and west Chicagoland area.
Inland Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial, consumer and mortgage loans. As a locally owned bank that creates financial solutions for individuals, businesses, and nonprofits, Inland Bank delivers the convenient services of a larger bank in a personal, friendly style that lets its customers know they are its top priority.

Inland Bank had total assets of approximately $1.2 billion, total loans of approximately $893.6 million and total deposits of approximately $997.1 million as of December 31, 2022.
Risk Factors (page 27)
Before voting at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” or described in Byline’s Annual Report on Form 10-K for the year ended December 31, 2022, and other reports filed with the SEC, which are incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference”.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR BYLINE
The following table summarizes certain selected historical consolidated financial data of Byline for the periods and as of the dates indicated. You should read this in conjunction with Byline’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Byline has previously filed with the SEC. Historical financial information for Byline can be found in its Annual Report on Form 10-K for the year ended December 31, 2022. Please see the section entitled “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods indicate results for any future period. Byline’s management uses the non-GAAP financial measures set forth herein in its analysis of Byline’s performance. Byline believes that these non-GAAP financial measures provide useful information to management and investors, however, you should not view these disclosures as a substitute for results determined in accordance with GAAP financial measures.
	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Summary of Operations
Net interest income	$265,330	$236,387	$214,978	$216,285	$178,605
Provision for credit losses	23,879	973	56,677	20,628	19,112
Non-interest income	57,314	74,253	62,060	55,548	49,575
Non-interest expense	184,082	185,455	168,694	173,910	153,628
Income before provision for income taxes	114,683	124,212	51,667	77,295	55,440
Provision for income taxes	26,729	31,427	14,200	20,293	14,247
Net income	87,954	92,785	37,467	57,002	41,193
Dividends on preferred shares	196	783	783	783	783
Income available to common stockholders	87,758	92,002	36,684	56,219	40,410
Earnings per Common Share
Basic earnings per common share	$2.37	$2.45	$0.96	$1.51	$1.21
Diluted earnings per common share	2.34	2.40	0.96	1.48	1.18
Adjusted diluted earnings per share(1)(2)(3)	2.36	2.71	1.05	1.62	1.43
Weighted average common shares outstanding (basic)	36,972,972	37,609,723	38,031,250	37,290,486	33,292,619
Weighted average common shares outstanding (diluted)	37,476,120	38,369,067	38,312,608	37,986,463	34,179,754
Common shares outstanding	37,492,775	37,713,903	38,618,054	38,256,500	36,343,239

	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Balance Sheet Data
Loans and leases held for investment, net before allowance for loan and lease losses(4)	$5,421,258	$4,537,128	$4,340,535	$3,785,661	$3,501,626
Loans and leases held for sale	47,823	64,460	7,924	11,732	19,827
Allowance for credit losses – loans and leases (ACL)	81,924	55,012	66,347	31,936	25,201
Interest-bearing deposits in other banks	117,079	122,684	41,988	32,509	91,670
Investment securities	1,185,125	1,469,005	1,460,389	1,198,735	916,922
Assets held for sale	8,673	9,153	13,023	15,362	14,489
Other real estate owned, net	4,717	2,112	6,350	9,896	5,041
Goodwill and other intangibles	158,887	165,558	172,631	180,255	161,596
Servicing assets	19,172	23,744	22,042	19,471	19,693
Total assets	7,362,941	6,696,172	6,390,652	5,521,809	4,942,574
Total deposits	5,695,121	5,155,047	4,752,031	4,147,577	3,749,916
Total liabilities	6,597,125	5,859,790	5,585,188	4,771,694	4,291,902
Total stockholders’ equity	765,816	836,382	805,464	750,115	650,672
Deposits per branch	149,872	117,160	103,305	67,993	63,558
Book value per common share	20.43	21.90	20.59	19.33	17.62
Tangible book value per common share(1)	16.19	17.51	16.12	14.62	13.17
Key Ratios and Performance Metrics
Net interest margin	4.00%	3.84%	3.80%	4.47%	4.60%
Cost of deposits	0.36	0.09	0.35	0.91	0.60
Efficiency ratio(5)	54.99	57.42	58.14	61.13	64.86
Adjusted efficiency ratio(1)(5)	54.70	52.14	56.42	58.57	59.37
Non-interest expense to average assets	2.62	2.79	2.75	3.30	3.62
Adjusted non-interest expense to average assets(1)(2)	2.61	2.54	2.67	3.16	3.33
Return on average stockholders’ equity	11.33	11.31	4.78	8.05	7.34
Adjusted return on average stockholders’ equity(1)(2)(3)	11.43	12.77	5.21	8.77	8.85
Return on average assets	1.25	1.40	0.61	1.08	0.97
Adjusted return on average assets(1)(2)(3)	1.26	1.58	0.67	1.18	1.17
Non-interest income to total revenues(1)	17.76	23.90	22.40	20.43	21.73
Pre-tax pre-provision return on average assets(1)	1.97	1.88	1.76	1.86	1.76
Adjusted pre-tax pre-provision return on average assets(1)(2)	1.99	2.13	1.84	1.99	2.05
Return on average tangible common stockholders’ equity(1)	15.15	15.17	7.06	11.80	10.44

	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Adjusted return on average tangible common stockholders’ equity(1)(2)(3)	15.28	17.04	7.63	12.78	12.44
Non-interest bearing deposits to total deposits	37.55	41.87	37.09	30.85	31.81
Loans and leases held for sale and loans and leases held for investment to total deposits	96.03%	89.26%	91.51%	91.56%	93.91%
Deposits to total liabilities	86.33	87.97	85.08	86.92	87.37
Asset Quality Ratios
Non-performing loans and leases to total loans and leases held for investment, net before ACL	0.66%	0.51%	0.95%	0.96%	0.74%
ACL to total loans and leases held for investment, net before ACL	1.51	1.21	1.53	0.84	0.72
Net charge-offs to average total loans and leases held for investment	0.16	0.28	0.51	0.37	0.35
Capital Ratios
Common equity to total assets	10.40%	12.33%	12.44%	13.40%	12.95%
Tangible common equity to tangible assets(1)	8.42	10.11	10.01	10.47	10.01
Leverage ratio	10.29	10.89	11.12	11.39	11.05
Common equity tier 1 capital ratio	10.20	11.39	12.20	12.36	11.85
Tier 1 capital ratio	10.85	12.37	13.36	13.67	13.30
Total capital ratio	13.00	14.70	16.18	14.43	13.99

(1)
Represents a non-GAAP financial measure. See ‘‘Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of Byline’s Non-GAAP measures to the most directly comparable GAAP financial measure.

(2)
Calculation excludes impairment charges, merger-related expenses, and core system conversion expenses.

(3)
Calculation excludes incremental income tax expense or benefit related to changes incorporate income tax rates.

(4)
Represents loans and leases, net of acquisition accounting adjustments, unearned deferred fees and costs and initial indirect costs.

(5)
Represents non-interest expense less amortization of intangible assets divided by net interest income and non-interest income.

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION
OF NON-GAAP FINANCIAL MEASURES
Some of the financial measures included in “Selected Historical Consolidated Financial Information for Byline” are not measures of financial performance in accordance with GAAP. Byline’s management uses the non-GAAP financial measures set forth below in its analysis of Byline’s performance:
•
“Adjusted net income” and “adjusted diluted earnings per share” exclude certain significant items, which include incremental income tax benefit related to federal corporate income tax reductions, impairment charges on assets held for sale and right-of-use asset (‘‘ROU”), merger-related expenses, and core system conversion expenses adjusted for applicable income tax. Byline’s management believes the significant items are not indicative of or useful to measure Byline’s operating performance on an ongoing basis.

•
“Adjusted non-interest expense” is non-interest expense excluding certain significant items, which include impairment charges on assets held for sale and ROU, merger-related expenses, and core system conversion expenses.

•
“Adjusted efficiency ratio” is adjusted non-interest expense less amortization of intangible assets divided by net interest income and non-interest income. Management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Adjusted non-interest expense to average assets” is adjusted non-interest expense divided by average assets. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Adjusted return on average stockholders’ equity” is adjusted net income divided by average stockholders’ equity. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Adjusted return on average assets” is adjusted net income divided by average assets. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Non-interest income to total revenues” is non-interest income divided by net interest income plus non-interest income. Byline’s management believes that it is standard practice in the industry to present non-interest income as a percentage of total revenue. Accordingly, Byline’s management believes providing these measures may be useful for peer comparison.

•
“Pre-tax pre-provision net income” is pre-tax income plus the provision for credit losses. Byline’s management believes this metric is important due to the tax benefit resulting from the decrease in the federal corporate income tax rate. The metric demonstrates income excluding the tax provision and excludes the provision for credit losses.

•
“Adjusted pre-tax pre-provision net income” is pre-tax pre-provision net income excluding certain significant items, which include impairment charges on assets held for sale and ROU, merger-related expenses, and core system conversion expenses. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Pre-tax pre-provision return on average assets” is pre-tax income plus the provision for credit losses, divided by average assets. Byline’s management believes this ratio demonstrates profitability excluding the tax provision or benefit and excludes the provision for credit losses.

•
“Adjusted pre-tax pre-provision return on average assets” excludes certain significant items, which include impairment charges on assets held for sale and ROU, merger-related expenses, and core system conversion expenses.

•
“Tangible common equity” is defined as total stockholders’ equity reduced by preferred stock and goodwill and other intangible assets. Byline’s management does not consider servicing assets as an intangible asset for purposes of this calculation.

•
“Tangible assets” is defined as total assets reduced by goodwill and other intangible assets. Byline’s management does not consider servicing assets as an intangible asset for purposes of this calculation.

•
“Tangible book value per common share” is calculated as tangible common equity, which is stockholders’ equity reduced by preferred stock and goodwill and other intangible assets, divided by total shares of common stock outstanding. Byline’s management believes this metric is important due to the relative changes in the book value per share exclusive of changes in intangible assets.

•
“Tangible common equity to tangible assets” is calculated as tangible common equity divided by tangible assets, which is total assets reduced by goodwill and other intangible assets. Byline’s management believes this metric is important to investors and analysts interested in relative changes in the ratio of total stockholders’ equity to total assets, each exclusive of changes in intangible assets.

•
“Tangible net income available to common stockholders” is net income available to common stockholders excluding after-tax intangible asset amortization.

•
“Adjusted tangible net income available to common stockholders” is tangible net income available to common stockholders excluding certain significant items. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Return on average tangible common stockholders’ equity” is tangible net income available to common stockholders divided by average tangible common stockholders’ equity. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

•
“Adjusted return on average tangible common stockholders’ equity” is adjusted tangible net income available to common stockholders divided by average tangible common stockholders’ equity. Byline’s management believes the metric is an important measure of Byline’s operating performance on an ongoing basis.

Byline believes that these non-GAAP financial measures provide useful information to its management and investors that is supplementary to its financial condition, results of operations and cash flows computed in accordance with GAAP; however, Byline acknowledges that its non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP financial measures that Byline and other companies use. Byline’s management also uses these measures for peer comparison.

The following reconciliation tables provide a more detailed analysis of the non-GAAP financial measures discussed herein:
	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Net income and earnings per share excluding significant items
Reported Net Income	$87,954	$92,785	$37,467	$57,002	$41,193
Significant items:
Incremental income tax benefit attributed to federal income tax reform	—	—	—	—	(724)
Impairment charges on assets held for sale and ROU asset	372	16,430	4,769	569	628
Merger-related expense	538	—	—	4,340	2,056
Core system conversion expense	—	—	—	2,049	9,847
Tax benefit on significant items	(118)	(4,462)	(1,328)	(1,830)	(3,275)
Adjusted net income	$88,746	$104,753	$40,908	$62,130	$49,725
Reported Diluted Earnings per Share	$2.34	$2.40	$0.96	$1.48	$1.18
Significant items:
Incremental income tax benefit attributed to federal income tax reform	$—	$—	$—	$—	$(0.02)
Impairment charges on assets held for sale and ROU asset	0.01	0.43	0.12	0.01	0.02
Merger-related expense	0.01	—	—	0.12	0.06
Core system conversion expense	—	—	—	0.05	0.29
Tax benefit on significant items	—	(0.12)	(0.03)	(0.04)	(0.10)
Adjusted Diluted Earnings per Share	$2.36	$2.71	$1.05	$1.62	$1.43
Adjusted non-interest expense:
Non-interest expense	$184,082	$185,455	$168,694	$173,910	$153,628
Less significant items:
Impairment charges on assets held for sale and ROU asset	372	16,430	4,769	569	628
Merger-related expense	538	—	—	4,340	2,056
Core system conversion expense	—	—	—	2,049	9,847
Adjusted non-interest expense	$183,172	$169,025	$163,925	$166,952	$141,097
Adjusted non-interest expense excluding amortization of intangible assets:
Adjusted non-interest expense	$183,172	$169,025	$163,925	$166,952	$141,097
Less: Amortization of intangible assets	6,671	7,073	7,624	7,737	5,629
Adjusted non-interest expense excluding amortization of intangible assets	$176,501	$161,952	$156,301	$159,215	$135,468
Pre-tax pre-provision net income:
Pre-tax income	$114,683	$124,212	$51,667	$77,295	$55,440
Add: Provision for credit losses	23,879	973	56,677	20,628	19,112
Pre-tax pre-provision net income	$138,562	$125,185	$108,344	$97,923	$74,552
Adjusted pre-tax pre-provision net income:
Pre-tax pre-provision net income	$138,562	$125,185	$108,344	$97,923	$74,552
Impairment charges on assets held for sale and ROU asset	372	16,430	4,769	569	628
Merger-related expense	538	—	—	4,340	2,056

	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Core system conversion expense	—	—	—	2,049	9,847
Adjusted pre-tax pre-provision net income	$139,472	$141,615	$113,113	$104,881	$87,083
Total revenues:
Net interest income	$265,330	$236,387	$214,978	$216,285	$178,605
Add: Non-interest income	57,314	74,253	62,060	55,548	49,575
Total revenues	$322,644	$310,640	$277,038	$271,833	$228,180
Tangible common stockholders’ equity:
Total stockholders’ equity	$765,816	$836,382	$805,464	$750,115	$650,672
Less: Preferred stock	—	10,438	10,438	10,438	10,438
Less: Goodwill	148,353	148,353	148,353	148,353	128,177
Less: Core deposit intangibles and other intangibles	10,534	17,205	24,278	31,902	33,419
Tangible common stockholders’ equity	$606,929	$660,386	$622,395	$559,422	$478,638
Tangible assets:
Total assets	$7,362,941	$6,696,172	$6,390,652	$5,521,809	$4,942,574
Less: Goodwill	148,353	148,353	148,353	148,353	128,177
Less: Core deposit intangibles and other intangibles	10,534	17,205	24,278	31,902	33,419
Tangible assets	$7,204,054	$6,530,614	$6,218,021	$5,341,554	$4,780,978
Average tangible common equity:
Average total stockholders’ equity	$776,225	$820,017	$784,578	$708,200	$561,568
Less: Average preferred stock	2,459	10,438	10,438	10,438	10,438
Less: Average goodwill	148,353	148,353	148,353	140,087	97,349
Less: Average core deposit intangibles and other intangibles	13,850	20,689	28,095	34,004	27,679
Average tangible common stockholders’ equity	$611,563	$640,537	$597,692	$523,671	$426,102
Average tangible assets:
Average total assets	$7,018,779	$6,642,131	$6,140,143	$5,277,042	$4,238,602
Less: Average goodwill	148,353	148,353	148,353	140,087	97,349
Less: Average core deposit intangibles and other intangibles	13,850	20,689	28,095	34,004	27,679
Average tangible assets	$6,856,576	$6,473,089	$5,963,695	$5,102,951	$4,113,574
Tangible net income available to common stockholders:
Income available to common stockholders	$87,758	$92,002	$36,684	$56,219	$40,410
Add: After-tax intangible asset amortization	4,890	5,147	5,501	5,582	4,061
Tangible net income available to common stockholders	$92,648	$97,149	$42,185	$61,801	$44,471
Adjusted tangible net income available to common stockholders
Tangible net income available to common stockholders	$92,648	$97,149	$42,185	$61,801	$44,471
Incremental income tax benefit attributed to federal income tax reform	—	—	—	—	(724)

	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Impairment charges on assets held for sale and ROU asset	372	16,430	4,769	569	628
Merger-related expense	538	—	—	4,340	2,056
Core system conversion expense	—	—	—	2,049	9,847
Tax benefit on significant items	$(118)	$(4,462)	$(1,328)	$(1,830)	$(3,275)
Adjusted tangible net income available to common stockholders	$93,440	$109,117	$45,626	$66,929	$53,003
Pre-tax pre-provision return on average assets:
Pre-tax pre-provision net income	$138,562	$125,185	$108,344	$97,923	$74,552
Total average assets	7,018,779	6,642,131	6,140,143	5,277,042	4,238,602
Pre-tax pre-provision return on average assets	1.97%	1.88%	1.76%	1.86%	1.76%
Adjusted pre-tax pre-provision return on average assets:
Adjusted pre-tax pre-provision net income	$139,472	$141,615	$113,113	$104,881	$87,083
Total average assets	7,018,779	6,642,131	6,140,143	5,277,042	4,238,602
Adjusted Pre-tax pre-provision return on average assets	1.99%	2.13%	1.84%	1.99%	2.05%
Non-interest income to total revenues:
Non-interest income	$57,314	$74,253	$62,060	$55,548	$49,575
Total revenues	322,644	310,640	277,038	271,833	228,180
Non-interest income to total revenues	17.76%	23.90%	22.40%	20.43%	21.73%
Adjusted non-interest expense to average assets:
Adjusted non-interest expense	$183,172	$169,025	$163,925	$166,952	$141,097
Total average assets	7,018,779	6,642,131	6,140,143	5,277,042	4,238,602
Adjusted non-interest expense to average assets	2.61%	2.54%	2.67%	3.16%	3.33%
Adjusted efficiency ratio:
Adjusted non-interest expense excluding amortization of intangible assets	$176,501	$161,952	$156,301	$159,215	$135,468
Total revenues	322,644	310,640	277,038	271,833	228,180
Adjusted efficiency ratio	54.70%	52.14%	56.42%	58.57%	59.37%
Adjusted return on average assets:
Adjusted net income	$88,746	$104,753	$40,908	$62,130	$49,725
Average total assets	7,018,779	6,642,131	6,140,143	5,277,042	4,238,602
Adjusted return on average assets	1.26%	1.58%	0.67%	1.18%	1.17%
Adjusted return on average stockholders’ equity:
Adjusted net income	$88,746	$104,753	$40,908	$62,130	$49,725
Average stockholders’ equity	776,225	820,017	784,578	708,200	561,568
Adjusted return on average stockholders’ equity	11.43%	12.77%	5.21%	8.77%	8.85%
Tangible common equity to tangible assets:
Tangible common equity	$606,929	$660,386	$622,395	$559,422	$478,638
Tangible assets	7,204,054	6,530,614	6,218,021	5,341,554	4,780,978
Tangible common equity to tangible assets	8.42%	10.11%	10.01%	10.47%	10.01%

	As of or for the year ended December 31,
(dollars in thousands, except share and per share data)	2022	2021	2020	2019	2018
Return on average tangible common stockholders’ equity:
Tangible net income available to common stockholders	$92,648	$97,149	$42,185	$61,801	$44,471
Average tangible common stockholders’ equity	611,563	640,537	597,692	523,671	426,102
Return on average tangible common stockholders’ equity	15.15%	15.17%	7.06%	11.80%	10.44%
Adjusted return on average tangible common stockholders’ equity:
Adjusted tangible net income available to common stockholders	$93,440	$109,117	$45,626	$66,929	$53,003
Average tangible common stockholders’ equity	611,563	640,537	597,692	523,671	426,102
Adjusted return on average tangible common stockholders’ equity	15.28%	17.04%	7.63%	12.78%	12.44%
Tangible book value per share:
Tangible common equity	$606,929	$660,386	$622,395	$559,422	$478,638
Common shares outstanding	37,492,775	37,713,903	38,618,054	38,256,500	36,343,239
Tangible book value per share	$16.19	$17.51	$16.12	$14.62	$13.17

COMPARATIVE MARKET INFORMATION
Byline Information
Byline common stock is traded on the NYSE under the symbol “BY”. You should obtain current price quotations for Byline common stock.
The following table sets forth the closing sale price per share of Byline common stock on November 29, 2022, the trading day prior to the day on which the public announcement of the signing of the merger agreement was made, and on April 24, 2023, the latest practicable date before the date of this proxy statement/prospectus. The following table also includes the equivalent market value per share of Inland common stock on November 29, 2022 and April 24, 2023, based on 33,628,162 shares of Inland common stock outstanding as of such dates, determined by adding $0.68 in cash plus the product of the share price of Byline common stock on such dates and the exchange ratio of 0.19.
	Byline Common Stock	Equivalent Market Value per Inland Common Share(1)
November 29, 2022	$22.21	$4.90
April 24, 2023	$19.63	$4.41

(1)
The information presented does not reflect the actual value of the merger consideration that will be received by holders of Inland common stock in the merger. The exchange ratio is fixed (subject to potential adjustment, as described in “Description of the Merger Agreement — Merger Consideration”) and therefore the value of the merger consideration at the closing of the merger will be based on the price of Byline common stock on the date the merger is completed. The information presented above solely illustrates the implied value of the merger consideration based on the share price of Byline common stock on the dates set forth above.

Inland Information
There is no established public trading market for shares of Inland common stock and no broker makes a market in the stock.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements,” and in “Item 1A. Risk Factors” in Byline’s Annual Report on Form 10-K for the year ended December 31, 2022, Inland stockholders should carefully consider the following factors in deciding whether to vote for Inland’s proposals. Please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference”.
Risks Related to the Merger and Byline’s and
Inland’s Businesses upon Completion of the Merger
The value of the merger consideration that consists of Byline common stock will fluctuate based on the trading price of Byline common stock.
The number of shares of Byline common stock to be issued in the merger will not automatically adjust based on the trading price of Byline common stock, and the market value of those shares at the effective time may vary significantly from the current price of Byline common stock or the price of Byline common stock at the time of the special meeting. Accordingly, at the time of the special meeting, Inland stockholders will not know or be able to calculate the market value of the shares of Byline common stock they might receive upon the completion of the merger.
The market price of Byline common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding Byline’s operations or business prospects, including market sentiment regarding Byline’s entry into the merger agreement. These risks may be affected by, among other things:
•
operating results that vary from the expectations of Byline’s management or of securities analysts and investors;

•
operating and securities price performance of companies that investors consider to be comparable to Byline;

•
announcements of strategic developments, acquisitions, dispositions, financings, and other material events by Byline or its competitors; and

•
changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock price changes may also result from a variety of other factors, many of which are outside of the control of Byline and Inland, including changes in the business, operations or prospects of Byline or Inland, regulatory considerations, and general business, market, industry or economic conditions. For more information, see “Description of the Merger Agreement — Merger Consideration” and “Description of the Merger Agreement — Termination”.
The merger consideration may be adjusted only under certain limited circumstances as set forth in the merger agreement. In the event that Inland’s tangible common equity (as calculated pursuant to merger agreement and set forth on Inland’s final closing balance sheet) is less than $135.350 million, then the aggregate cash consideration will be reduced on a dollar-for-dollar basis by the amount of such shortfall.
If Inland’s tangible common equity at closing is greater than $141.350 million, then the aggregate cash consideration will be increased on a dollar-for-dollar basis by the amount that is greater than $141.350 million; provided, that, the amount of such increase will not exceed an amount that would result in either Inland’s counsel or Byline’s counsel being unable to deliver its respective tax opinion under the merger agreement, and the aggregate cash consideration will only be increased to the maximum amount that would allow such opinions to be delivered, with the remaining portion of such increase to be paid in shares of Byline common stock based on the Byline closing price.
The market price of Byline common stock after the merger may be affected by factors different from those affecting the shares of Inland or Byline currently.
Upon completion of the merger, holders of Inland common stock will become holders of Byline common stock. Byline’s business differs from that of Inland. Accordingly, the results of operations of the combined company and the market price of Byline common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Byline and Inland. For a discussion of the business and market of each of Byline and Inland and of some important factors to consider in connection with the business of each of Byline and Inland, please see “Information About the Companies”.
Inland stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Upon the completion of the merger, each former Inland stockholder will have a percentage ownership of Byline that is smaller than such stockholder’s current percentage ownership of Inland. Based on the number of issued and outstanding shares of Byline common stock and Inland common stock on April 24, 2023, and assuming no adjustment in the number of shares of Byline common stock to be issued as merger consideration pursuant to the merger agreement, stockholders of Inland, as a group, will receive shares in the merger constituting approximately 14% of Byline common stock expected to be outstanding immediately after the merger (without giving effect to any Byline common stock held by Inland stockholders prior to the merger). As a result, Inland stockholders, as a group, will have less influence on the board of directors, management and policies of Byline following the merger than they now have on the board of directors, management and policies of Inland.
Byline may fail to realize the anticipated benefits of the merger.
Byline and Inland have operated independently and will continue to do so until the completion of the merger. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, Byline’s ability to successfully combine the businesses of Byline and Inland, including by minimizing any disruptions to the existing customer relationships and business functions of Byline or Inland, and avoiding any inconsistencies in standards, controls, procedures and policies. If Byline is not able successfully to achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on Byline’s business, financial condition, operating results and prospects. Among the factors considered by the boards of directors of each of Byline and Inland in connection with their respective approvals of the merger agreement were the anticipated benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all. To review the reasons for the merger in more detail, see “The Merger — Recommendation of the Inland Board of Directors and Inland’s Reasons for the Merger”.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.
Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from bank regulatory agencies and other governmental authorities. In deciding whether to grant regulatory approval, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse condition or development in either party’s regulatory standing or other factors could prevent or delay the receipt of one or more of the required regulatory approvals. Even if granted, the terms and conditions of the approvals may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. Despite the parties’ commitments to use their reasonable best efforts to obtain regulatory approvals, under the terms of the merger agreement, Byline and Inland will not be required to complete the merger if any such approval imposes a burdensome condition. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were completed successfully within the expected timeframe. Additionally, the completion of the merger is subject to the satisfaction or waiver of certain other closing conditions, including the absence of certain orders, injunctions or decrees by any governmental authority that would prohibit or make illegal the completion of the merger. Please see the section entitled “Description of the Merger Agreement —  Conditions to Consummation of the Merger”.
Because of the closing conditions in the merger agreement and the ability of either Byline or Inland to terminate the merger agreement in specific instances, there can be no assurance when or if the merger will be completed.
The merger agreement is subject to a number of conditions that must be satisfied or waived to complete the merger. Those conditions include, among other things, (i) the accuracy of the other party’s representations and warranties, subject to certain materiality standards, including the accuracy of the other party’s representation and warranty of the absence of a material adverse effect on the other party since December 31, 2021, (ii) the other party’s performance in all material respects of its obligations under the merger agreement, (iii) the adoption of the merger agreement and the transactions contemplated thereby by Inland stockholders, (iv) the absence of any proceeding in connection with, or that could prevent, delay, make illegal or interfere with, any of the transactions contemplated by the merger agreement, (v) the receipt of required regulatory approvals, including the approval of certain federal and state banking agencies, (vi) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (vii) the receipt by each party of an opinion from such party’s counsel to the effect that the integrated merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (viii) the approval for listing on the NYSE of the shares of Byline common stock issuable in the merger.
In addition, Byline’s obligation to complete the merger is subject to dissenters’ rights having been exercised by the holders of no more than 5% of Inland common stock, receipt by Inland of certain third party consents and the delivery to Byline from Inland of the certificate or certificates representing the shares of common stock of Inland Bank held by Inland. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the required Inland stockholder approval, or Byline or Inland may elect to terminate the merger agreement in certain other circumstances. Please see the section entitled “Description of the Merger Agreement — Termination”.
Termination of the merger agreement could negatively affect Inland.
If the merger agreement is terminated there may be various adverse consequences to Inland. For example, Inland’s business may have been adversely affected by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. In addition, if the merger agreement is terminated and the Inland board seeks another merger or business combination, Inland stockholders cannot be certain that Inland will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Byline has agreed to provide in the merger, or that such other merger or business combination will be completed. Additionally, if the merger agreement is terminated, under certain circumstances Inland may be required to pay Byline a termination fee of $6,840,000. Please see the section entitled “Description of the Merger Agreement — Termination Fee”.
Inland directors and executive officers have interests in the merger different from or in addition to the interests of Inland stockholders generally.
The interests of some of the directors and executive officers of Inland may be different from those of Inland stockholders generally. While the Inland board knew about and considered these interests when making its decision to approve the merger agreement and in recommending that Inland stockholders vote in favor of adopting the merger agreement, Inland stockholders should consider these interests when determining whether to vote to adopt the merger agreement. Please see the section entitled “The Merger —  Interests of Inland Directors and Executive Officers in the Merger”.
The merger agreement contains provisions that may discourage other companies from trying to acquire Inland for greater merger consideration.
The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Inland that might result in greater value to Inland stockholders than the proposed merger with Byline or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Inland than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Inland from soliciting, or entering into discussions with any third party regarding, any acquisition proposal or offers for competing transactions, subject to certain exceptions relating to the exercise of fiduciary duties by the Inland board. In addition, Inland may be required to pay Byline a termination fee of $6,840,000 upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. Please see the sections entitled “Description of the Merger Agreement — Termination” and “Description of the Merger Agreement — Termination Fee”.
The opinion of Inland’s financial advisor delivered to the Inland board prior to the signing of the merger agreement does not reflect changes in circumstances between the date of the opinion and the completion of the merger.
On November 14, 2022, the Inland board received an opinion from Piper Sandler, its financial advisor, as to the fairness, as of such date, from a financial point of view, to the holders of Inland’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion. Piper Sandler’s written opinion was delivered to the Inland board on November 14, 2022. Changes in the operations and prospects of Inland or Byline may significantly alter the value of Inland or the price of Byline common stock by the time the merger is completed. The opinion does not speak as of the date of this proxy statement/prospectus or the time the merger will be completed or as of any date other than the date of such opinion.
For a description of the opinion that Inland received from its financial advisor, please refer to the section entitled “The Merger — Opinion of Inland’s Financial Advisor”. A copy of Piper Sandler’s opinion is also attached to this proxy statement/prospectus as Appendix C.
Byline and Inland will incur transaction and integration costs in connection with the merger.
Each of Byline and Inland has incurred and expects that it will incur significant, nonrecurring costs in connection with consummating the merger. In addition, Byline will incur integration costs following the completion of the merger, including facilities and systems consolidation costs and employment- related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. See the risk factor entitled “— Byline may fail to realize the anticipated benefits of the merger”. Byline and Inland may also incur additional costs to maintain employee morale and to retain key employees. Byline and Inland will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger.
The shares of Byline common stock to be received by Inland stockholders in the merger will have different rights from the shares of Inland common stock.
Upon completion of the merger, Inland stockholders will receive merger consideration consisting, in part, of Byline common stock and will become Byline stockholders and their rights as stockholders will be governed by the DGCL and Byline’s certificate of incorporation and bylaws. The rights associated with Inland common stock are different from the rights associated with Byline common stock. Please see the section entitled “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Byline common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains certain forward-looking information about Byline, Inland, and the combined corporation after the close of the merger, the anticipated benefits and related expenses to be incurred in connection with the merger and the integration of the companies’ businesses, as well as certain information about the businesses and strategies of Byline and Inland that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements and forward looking statements can be identified by use of the words such as “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Such statements involve inherent risks, uncertainties and contingencies, many of which are difficult to predict and are generally beyond the control of Byline, Inland and the combined corporation. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by Byline with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to:
•
the possibility that any of the anticipated benefits of the proposed transactions between Byline and Inland will not be realized or will not be realized within the expected time period;

•
the risk that integration of the operations of Inland with Byline will be materially delayed or will be more costly or difficult than expected;

•
deposit attrition, customer loss or revenue loss following the merger may occur or be greater than expected;

•
the inability to complete the proposed transactions due to the failure to obtain the Inland stockholder approval;

•
the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals;

•
the failure of the proposed transactions to close for any other reason;

•
the effect of the announcement of the transaction on customer relationships and operating results;

•
the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the potential risk of diverting management attention and resources from the operation of Byline’s business towards the completion of the merger and other integration efforts;

•
risks related to Byline’s acquisition strategy, including its ability to identify suitable acquisition candidates, exposure to potential asset and credit quality risks and unknown or contingent liabilities, the time and costs of integrating systems, procedures and personnel, the need for capital to finance such transactions, and possible failures in realizing the anticipated benefits from acquisitions;

•
business and economic conditions, particularly those affecting the financial services industry and those in the market areas of Byline and Inland;

•
the ability of Byline and Inland to successfully manage their respective credit risks and the sufficiency of their respective allowances for loan loss;

•
factors that can affect the performance of Byline and Inland’s respective loan portfolios, including real estate values and liquidity in primary market areas, the financial health of commercial borrowers and the success of construction projects that they finance, including any loans acquired in acquisition transactions;

•
compliance with governmental and regulatory requirements, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and others relating to banking, consumer protection, securities and tax matters, and the ability to maintain licenses required in connection with SBA and other government lending programs;

•
legislative and regulatory changes;

•
the ability to identify and address cyber-security risks, fraud and systems errors;

•
the ability of Byline effectively to execute its strategic plan and manage its growth;

•
the effects of the accounting treatment for loans acquired in connection with acquisitions;

•
changes in the senior management team and the ability to attract, motivate and retain qualified personnel;

•
monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of the Treasury, referred to as the Treasury, and the Federal Reserve, and changes in market interest rates;

•
liquidity issues, including fluctuations in the fair value and liquidity of the securities held for sale and the ability to raise additional capital, if necessary;

•
effects of competition from a wide variety of local, regional, national and other providers of financial, banking, investment and insurance services and demand for financial services in the market areas of Byline and Inland;

•
changes in federal or state tax law or policy;

•
the quality or composition of Byline’s and Inland’s loan or investment portfolios and the valuation of those investment portfolios;

•
demand for loan products and deposit flows; and

•
accounting principles, policies and guidelines.

All forward-looking statements included in this proxy statement/prospectus are based on information available at the time of the proxy statement/prospectus. Projected or estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” in “Item 1A. Risk Factors” of Byline’s 2022 Annual Report, which is incorporated by reference herein, as such factors may be updated from time to time in Byline’s filings with the SEC.
Byline and Inland are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.
INLAND SPECIAL MEETING OF STOCKHOLDERS
Date, Time and Place
The special meeting will be held at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room, 2901 Butterfield Road, Oak Brook, Illinois 60523. On or about April 25, 2023, Inland commenced mailing of this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the special meeting.
Purpose of the Special Meeting
At the special meeting, Inland stockholders will be asked to consider and vote upon the following proposals:
•
Merger Proposal.   To approve the merger of merger sub with and into Inland with Inland as the surviving corporation, and wholly owned subsidiary of Byline, immediately followed by the merger of Inland with and into Byline, with Byline as the surviving corporation, pursuant to the merger agreement, dated as of November 30, 2022, by and among Byline, Butterfield Acquisition Corporation and Inland, as such agreement may be amended from time to time, a copy of which is attached as Appendix A to this proxy statement/prospectus; and

•
Adjournment Proposal.   To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

Inland will transact no other business at the special meeting other than as listed above.

Recommendation of the Inland Board of Directors
After careful consideration, the Inland board has unanimously approved the merger agreement and the transactions contemplated thereby, and unanimously determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Inland and its stockholders.
The Inland board recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. Please see the section entitled “The Merger — Recommendation of the Inland Board of Directors and Inland’s Reasons for the Merger”.
Record Date and Quorum
The Inland board has fixed the close of business on April 21, 2023 as the record date for determining the holders of shares of Inland common stock entitled to receive notice of and to vote at the special meeting.
As of the close of business on the record date, there were 33,628,162 shares of Inland common stock outstanding and entitled to vote at the special meeting held by approximately 300 stockholders of record. Each share of Inland common stock entitles the holder to one vote on each proposal to be considered at the special meeting.
A majority of shares entitled to vote, represented in person or by proxy, constitutes a quorum for transacting business at the special meeting. Abstentions will be counted as represented at the special meeting for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.
None of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote. Consequently, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as represented for purposes of establishing a quorum at the special meeting. Accordingly, such a failure would have an effect on the outcome of the vote if such failure prevents a quorum from being established. Please see “— Shares Held in ‘Street Name”‘ below for further information.
As of the close of business on the record date, directors and executive officers of Inland owned and were entitled to vote 27,296,753 shares of Inland common stock, representing approximately 81.17% of the shares of Inland common stock outstanding on that date. As of the close of business on the record date, Byline beneficially held no shares of Inland common stock.
Mr. Goodwin, in his capacity as a beneficial owner of shares of Inland common stock, has entered into a voting agreement with Byline in which Mr. Goodwin has agreed to vote all shares of Inland common stock that he beneficially owns and has the power to vote in favor of the merger proposal and any other matter that is required to be approved by the stockholders of Inland to facilitate the transactions contemplated by the merger agreement. Mr. Goodwin has also agreed to vote against any proposal made in opposition to the approval of the merger or in competition with the merger agreement and against any other acquisition proposal. As of the close of business on the record date, Mr. Goodwin beneficially owned, in the aggregate, 24,922,465.50 shares of Inland common stock, allowing him to exercise approximately 74.11% of the voting power of Inland common stock.
Required Vote
•
Merger Proposal:   Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock entitled to vote at the special meeting.

•
Adjournment Proposal:   The adjournment proposal requires the affirmative vote of the majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present.

Treatment of Abstentions; Failure to Vote
For purposes of the special meeting, an abstention occurs when an Inland stockholder attends the special meeting, either in person or represented by proxy, but abstains from voting.

Abstentions will be counted as represented at the special meeting for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.
•
For the merger proposal, if an Inland stockholder present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote “AGAINST” the proposal. If an Inland stockholder is not present in person at the special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the merger proposal.

•
The adjournment proposal requires the affirmative vote of the majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present. Accordingly, for purposes of the adjournment proposal, abstentions will affect the outcome as they will be counted as shares represented at the meeting, but not voted affirmatively in favor of the adjournment proposal.

Voting on Proxies; Incomplete Proxies
Giving a proxy means that a stockholder authorizes the persons named in the proxy to vote such holder’s shares at the special meeting in the manner such holder directs. An Inland stockholder may vote by proxy or in person at the special meeting.
The method of voting by proxy differs for shares held by stockholders of record and shares held in “street name”.
Stockholders of Record
If your shares of Inland common stock are registered directly in your name, you are considered the stockholder of record with respect to these shares. If you hold your shares in your name as a stockholder of record, you may submit your proxy before the special meeting by mail. You must complete, sign, date and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.
You may also cast your vote in person at the special meeting. Please see “— Attending the Special Meeting and Voting in Person” below for further information.
Inland requests that Inland stockholders vote by completing, dating and signing the accompanying proxy and returning it to Inland as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Inland common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.
If you hold your shares of Inland common stock in your name as a stockholder of record, and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Inland common stock represented by the proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.
Shares Held in “Street Name”
If your shares of Inland common stock are held in an account with a bank, broker or other nominee, which we refer to as shares held in “street name,” the bank, broker or other nominee is considered the stockholder of record with respect to these shares and you are the beneficial owner of these “street name” shares.
If your shares are held in “street name” through a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. You should refer to the voting form used by that firm to determine whether you may vote by telephone, Internet or mail.
If your shares are held in “street name,” Inland recommends that you mark, date, sign and promptly mail the voting instruction form provided by your bank, broker or other nominee in accordance with the instructions provided by such nominee. If you do not give your bank, broker or other nominees instructions on how to vote your shares of Inland common stock, your bank, broker or other nominees will not be able to vote your shares on either of the proposals at the special meeting and your shares will not be represented at the special meeting.
If your shares are held in “street name” through a broker, bank or other nominee you must either direct your nominee on how to vote your shares or obtain a proxy from such nominee to vote in person at the special meeting. If your shares are held in “street name,” you may only vote in person at the special meeting if you have proof of ownership of your shares of Inland common stock as of the record date and obtain a valid legal proxy from your bank, broker or other nominee that is the stockholder of record of such shares and present such items at the special meeting. Please see “— Attending the Special Meeting and Voting in Person” below for further information.
Every stockholder’s vote is important. Accordingly, each Inland stockholder should promptly submit a proxy, whether or not the stockholder plans to attend the special meeting.
If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. In each case, please complete, sign, date and return each proxy card and voting instruction form that you receive.
Shares Held in “Street Name”
If your shares of Inland common stock are held in “street name” through a bank, broker or other nominee, you must provide the bank, broker or other nominee, as the stockholder of record of your shares, with instructions on how to vote your shares. Please follow the instructions provided by your bank, broker or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to Inland or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.
Brokers, banks or other nominees who hold shares in “street name” for the beneficial owner are not allowed to vote with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Both proposals to be voted on at the special meeting are considered “non-routine” matters and, therefore, brokers, banks and other nominees do not have discretionary voting power on these matters. A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, if you do not instruct your bank, broker or other nominee on how to vote your shares of Inland common stock, your bank, broker or other nominee may not vote such shares on either the merger proposal or the adjournment proposal.
Accordingly, if your shares of Inland common stock are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, then your bank, broker or other nominee will NOT be able to vote your shares of Inland common stock on either the merger proposal or the adjournment proposal.
•
For the merger proposal, shares not represented at the special meeting are still considered outstanding and, therefore, will have the same effect as a vote “AGAINST” the proposal. Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Inland common stock entitled to vote at the special meeting. Therefore, the failure of a holder of shares of Inland common stock to provide its bank, broker or other nominee with voting instructions will have the same effect as a vote “AGAINST” the merger proposal.

•
The adjournment proposal requires the affirmative vote of the majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present. Your bank, broker or other nominee does not have discretionary authority to vote your shares on the special meeting proposals without your instructions. Consequently, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as represented for purposes of establishing a quorum at the special meeting. Accordingly, such a failure would have an effect on the outcome of the vote if such failure prevents a quorum from being established.
Revocability of Proxies and Changes to a Stockholder’s Vote
If you hold your shares of Inland common stock in your name as a stockholder of record, you may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of three ways:
•
first, by sending a notice of revocation stating that you would like to revoke your proxy;

•
second, by sending a completed proxy card bearing a later date than your original proxy card; or

•
third, by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute the revocation of a proxy.

If you are an Inland stockholder of record and you choose to send a written notice of revocation or to mail a new proxy card, you must submit your notice of revocation or your new proxy to:
Inland Bancorp, Inc.
Attn: Peter Stickler
2805 Butterfield Rd
Oak Brook, Illinois 60523
(877) 908-6555
Any proxy that you submitted may also be revoked by voting in person at the special meeting.
If your shares are held in “street name” through a broker, bank or other nominee and you have instructed your nominee how to vote your shares of Inland common stock, you must submit new voting instructions to your nominee. You should follow the instructions you receive from your bank, broker or other nominee on how to change or revoke your vote.
Attending the Special Meeting and Voting in Person
The special meeting will be held at 2:00 p.m., local time, on Tuesday, May 30, 2023, at The Legacy Room, 2901 Butterfield Road, Oak Brook, Illinois 60523. Subject to space availability, all Inland stockholders as of the close of business on the record date, or their duly appointed proxies, may attend the special meeting. Since seating may be limited, admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at 1:30 p.m., local time.
If you hold your shares of Inland common stock in your name as a stockholder of record and you wish to attend the special meeting and vote in person, please bring valid picture identification.
If your shares are held in “street name” through a broker, bank or other nominee, you may only vote in person at the special meeting if you have proof of ownership of your shares of Inland common stock as of the record date and obtain a valid legal proxy from your bank, broker or other nominee that is the stockholder of record of such shares and present such items at the special meeting. You must also bring valid picture identification.
Any representative of a stockholder who wishes to attend the special meeting must present acceptable documentation evidencing his or her authority, acceptable evidence of ownership by the holder of shares of Inland common stock and an acceptable form of identification.
Dissenters’ Rights
In connection with the merger, Inland stockholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures set forth in Sections 3-202 and 3-203 of the MGCL. A copy of Sections 3-202 and 3-203 of the MGCL is attached to this proxy statement/prospectus as Appendix B. A dissenting stockholder who does not vote in favor of the merger proposal and who gives notice in writing to Inland at or prior to the special meeting that such holder dissents from the merger and who follows the other required procedures may receive cash in an amount equal to the fair value of his or her shares of Inland common stock, as determined in accordance with the applicable provisions of the MGCL, in lieu of the merger consideration provided for under the merger agreement. For additional details and information on how to exercise your dissenters’ rights, please refer to the section entitled “The Merger — Dissenters’ Rights” and Appendix B to this proxy statement/prospectus. Failure to follow all of the steps required under Sections 3-202 and 3-203 of the MGCL will result in the loss of your dissenters’ rights.
Solicitation of Proxies
Inland is soliciting proxies for the special meeting from Inland stockholders on behalf of its board of directors. Inland will bear all of the costs of the proxy solicitation for the special meeting, including the costs of preparing, printing and mailing this proxy statement/prospectus to its stockholders. In addition to solicitations by mail, Inland’s directors, officers and employees may solicit proxies in person or by telephone, email, facsimile or other electronic methods without additional compensation.
Inland will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred by them in forwarding proxy materials to the beneficial owners of shares of Inland common stock held in “street name” by such persons.
No Other Matters
Under Inland’s bylaws, Inland may not transact any other business at the special meeting other than as listed above.
Questions and Additional Information
If you have any questions or need assistance in voting your shares, please call Peter Stickler at (877) 908-6555.
INFORMATION ABOUT THE COMPANIES
Byline Bancorp, Inc.
Byline is a bank holding company incorporated in the state of Delaware and headquartered in Chicago, Illinois. Byline’s banking subsidiary, Byline Bank, an Illinois state-chartered bank, is a full service commercial bank, and has been a part of the Chicago banking community for over 100 years. Byline Bank offers a broad range of banking products and services to small and medium sized businesses, commercial real estate and financial sponsors and to consumers who generally live or work near its branches. Byline also offers online account opening to consumer and business customers through its website and provide trust and wealth management services to its customers. In addition to its traditional commercial banking business, Byline provides small ticket equipment leasing solutions through Byline Financial Group, a wholly-owned subsidiary of Byline Bank, headquartered in Bannockburn, Illinois, with sales offices in Illinois, and sales representatives in Illinois, Florida, Michigan, New Jersey, and New York. Byline also participate in U.S. government guaranteed lending programs and originate U.S. government guaranteed loans. Byline Bank was the fifth most active originator of SBA loans in the country and the most active SBA lender in Illinois and Wisconsin, as reported by the SBA for the fiscal year ended September 30, 2022.
As of December 31, 2022, Byline had consolidated total assets of $7.4 billion, total gross loans and leases outstanding of $5.5 billion, total deposits of $5.7 billion, and total stockholders’ equity of $765.8 million.
Principal Offices and Additional Information
Byline’s principal executive office is located at 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601. Byline’s telephone number is (773) 244-7000, and Byline’s website address is www.bylinebancorp.com. Information on Byline’s website is not a part of this proxy statement/prospectus and is not incorporated herein. Byline common stock is traded on the NYSE under the ticker symbol “BY”.
Additional information about Byline and its subsidiaries may be found in the documents incorporated by reference into this proxy statement/prospectus. Please also see the section entitled “Where You Can Find More Information”.

Inland Bancorp, Inc.
Inland is a one-bank holding company headquartered in Oak Brook, Illinois founded in 1977. Inland is incorporated under the laws of the State of Maryland. Inland is engaged in the banking business through its wholly- owned subsidiary, Inland Bank and Trust, a full service community bank that offers commercial and retail banking services through its headquarters in Oak Brook and 10 additional bank locations throughout the north and west Chicagoland area.
Inland Bank is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate commercial, consumer and mortgage loans. As a locally owned bank that creates financial solutions for individuals, businesses, and nonprofits, Inland Bank delivers the convenient services of a larger bank in a personal, friendly style that lets its customers know they are its top priority.
Inland Bank had total assets of approximately $1.2 billion, total loans of approximately $893.6 million and total deposits of approximately $997.1 million as of December 31, 2022.
Principal Offices and Additional Information
Inland’s principal executive offices are located at 2805 Butterfield Road, Oak Brook, Illinois 60523, and its telephone number at that location is (877) 908-6555.
Inland common stock is privately held and is not quoted on any stock exchange or market. Inland has not declared or paid any cash dividends with respect to its common stock in the last three years.

THE MERGER
The following is a discussion of the merger and the material terms of the merger agreement between Byline and Inland. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about Byline or Inland. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Byline and Inland make with the SEC, as described in the section entitled “Where You Can Find More Information”.
Terms of the Merger
Transaction Structure
Byline’s and Inland’s boards of directors have approved the merger agreement and the transactions contemplated thereby. The merger agreement provides that Butterfield Acquisition Corporation, which we refer to as merger sub, will be merged with and into Inland, with Inland as the surviving corporation and wholly owned subsidiary of Byline (which we refer to as the merger). Immediately following the merger, Inland will be merged with and into Byline, with Byline as the surviving corporation (which we refer to as the parent merger), and immediately following the parent merger, Inland Bank will merge with and into Byline Bank, with Byline Bank as the resulting bank.
Merger Consideration
In the merger, each share of Inland common stock outstanding immediately prior to the effective time, other than shares, if any, owned by Inland or Byline or as to which statutory appraisal rights have been properly exercised and perfected, will be converted into the right to receive the merger consideration consisting of (i) shares of Byline’s common stock equal to the quotient obtained by dividing (A) 6,389,351 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (which we refer to as the exchange ratio); and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,867,150.20 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (which we refer to as the cash consideration), subject to adjustment in the event the dollar amount of Inland’s tangible common equity at closing is above or below certain thresholds set forth in the merger agreement; provided, however, that in the event Inland has less than 33,628,162 shares of common stock issued and outstanding at closing, then (1) the Exchange Ratio will be equal to 0.19 share of Byline common stock and (2) the cash consideration will be equal to $0.68, for each share of Inland common stock issued and outstanding at closing, in each case subject to further adjustment as set forth in the merger agreement and as further described in the section entitled “Description of the Merger Agreement — Merger Consideration”.
For each fractional share of Byline common stock that would otherwise be issued, Byline will pay cash in an amount equal to the fraction of a share (rounded to the nearest cent) of Byline common stock which the holder would otherwise be entitled to receive multiplied by the Byline closing price. No interest will be paid or accrue on the cash payable to holders in lieu of fractional shares.
The market value of the stock portion of the merger consideration will fluctuate with the price of Byline common stock, and the value of the shares of Byline common stock that holders of shares of Inland common stock will receive upon consummation of the merger may be different than the value of the shares of Byline common stock that holders of shares of Inland common stock would receive if calculated on the date Byline and Inland announced the merger, on the date that this proxy statement/prospectus is being mailed to Inland stockholders, or on the date of the special meeting of Inland stockholders.
Based on the closing price of Byline common stock as reported on the NYSE of $22.21 as of November 29, 2022, the trading day prior to the day on which the public announcement of the merger was made, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.90 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $165.4 million.

Based on the closing price of Byline common stock as reported on the NYSE of $19.63 as of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, and assuming there are no adjustments pursuant to the merger agreement, the implied value of the merger consideration was approximately $4.41 per share of Inland common stock and the implied aggregate transaction value on a fully diluted basis was approximately $148.8 million. We urge you to obtain current market quotations for shares of Byline common stock.
Treatment of Inland Stock Options
Each Inland stock option that is outstanding immediately prior to the effective time will be cancelled in exchange for a cash payment equal to the product of (A) the difference between (i) the sum of (x) the product of the exchange ratio multiplied by the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date (which we refer to as the Byline closing price) plus (y) the cash consideration, less (ii) the exercise price per share of Inland common stock under such stock option, multiplied by (B) the number of shares of Inland common stock covered by such stock option (each an “Option Payment”). In order to receive the Option Payment, each Inland stock option holder must execute and submit to Inland an option termination agreement which includes a full release of any claims related to such options against Inland and Inland Bank.
Background of the Merger
As part of its ongoing consideration and evaluation of Inland’s long-term business strategy and prospects, the Inland board and senior management have engaged in periodic strategic reviews during which the Inland board has discussed Inland’s strategic direction, performance and prospects in the context of trends and developments in the markets that it serves, the banking industry and the regulatory environment. During the past several years, Inland’s management has engaged in a variety of informal discussions with possible strategic partners, including discussions focused on possible partnerships with other banking institutions in the Chicagoland area, strategic partnerships with fintech-focused financial providers, as well as the potential sale of Inland to another financial institution. During the initial stages of this process, the Inland board and management did not formally engage a financial advisor to assist in these communications and discussions with potential partners. Inland’s management was committed to providing high-quality products and services to its customers, while also concentrating on providing an appropriate value to Inland’s stockholders and opportunities for Inland’s stockholders to have liquidity of their investment.
In late 2021, Inland’s management engaged in more formal discussions regarding Inland’s strategic alternatives with representatives of Piper Sandler. In December 2021, Inland engaged Piper Sandler to act as Inland’s financial advisor in connection with exploring possible strategic transactions with other financial institutions. In early January 2022, Inland’s board met with representatives from Piper Sander and Barack Ferrazzano Kirschbaum & Nagelberg LLP, Inland’s legal counsel, during which the board discussed the process of moving forward with a possible transaction, as well as their fiduciary duties in connection with, and other questions regarding, possible transactions.
In January 2022, Piper Sandler reached out to a variety of financial institutions headquartered in the Midwest regarding their interest in evaluating a possible strategic transaction with Inland. Inland entered into confidentiality agreements with six financial institutions and Piper Sandler made available certain preliminary information regarding Inland for those institutions to evaluate a possible transaction. Byline was one of those organizations that entered into a confidentiality agreement and evaluated a possible strategic transaction.
In late February of 2022, Piper Sandler met with Inland’s board to evaluate the responses of the financial institutions that were given access to information to evaluate a possible strategic transaction. After a presentation and discussion regarding those responses, the board determined that Byline presented an indication of interest that provided the highest potential long-term value to Inland’s stockholders, while also providing for ongoing continuity of a high level of service to Inland’s customers.
As a result of those discussions, Inland’s board instructed Piper Sandler and Barack Ferrazzano Kirschbaum & Nagelberg LLP to enter into formal discussions with Byline and its financial and legal advisors to negotiate and execute a formal indication of interest regarding a possible transaction between Inland and Byline, which indication of interest would be non-binding except for a binding 60-day exclusivity agreement. Following further discussions, on March 3, 2022, the parties entered into an indication of interest that provided for, among other things, an implied value of between $5.50 and $6.00 per share of Inland common stock, comprised of approximately 80% of Byline stock and 20% of cash.
After signing the non-binding indication of interest, Byline was granted access to additional due diligence materials regarding Inland. Over the next several weeks, management teams from both organizations engaged in discussions regarding a possible strategic transaction. The parties also instructed their financial and legal advisors to engage in discussions to further evaluate a transaction and to begin the process of creating an agreement and plan of merger that would include the terms of the non-binding indication of interest as well as other, customary transaction terms.
In early May, Byline indicated that it would require the disposition or winding down of Inland’s mortgage banking business. Inland began evaluating different alternatives to dispose of, or wind down its mortgage operations. Through Piper Sandler, Inland reached out to potential parties who may have had interest in purchasing the mortgage business. In addition, the Inland management team reached out to one additional party directly. After several weeks of outreach to find a potential partner to purchase the mortgage business, including serious discussions with one such party, Inland’s management team concluded that it was not feasible to sell the mortgage business and determined that it would wind down the business, regardless of a strategic transaction, given the current economic environment involving the home-mortgage business.
After engaging in due diligence and preliminary negotiations for approximately two (2) months, on or about May 18, 2022, Byline’s management informed Inland that Byline was not going to continue to pursue a transaction with Inland at that time. Byline’s management indicated that its board wanted to evaluate the overall economic situation, including the interest rate environment and the impact of a possible recession, before committing to moving forward with a transaction.
The indication of interest originally signed by the parties provided for an exclusivity period through May 2, 2022 during which Inland could not engage in discussions regarding a strategic transaction with any party other than Byline. After May 18, 2022, with Byline’s indication that it was not in a position to commit to a transaction with Inland at that time, Inland’s management team instructed Piper Sandler to approach other financial institutions, including credit unions headquartered in the Midwest, to evaluate whether there was interest in pursuing a transaction with Inland. During the period from May through July 2022, Piper Sandler had discussions with other financial institutions, including credit unions and several of the other traditional banking institutions who were previously approached in early 2022. Following those discussions, Inland entered into a confidentiality agreement with one other financial institution. This party did not present an indication of interest for a transaction with Inland that was as favorable for Inland and its stockholders as the financial and other terms originally set forth by Byline.
In August 2022, Byline and Inland re-engaged negotiations and entered into a letter agreement providing for further negotiation between the parties with the goal of moving toward a transaction on the same general financial and transactional terms originally set forth in the March non-binding indication of interest. The parties agreed to re-establish an exclusivity arrangement pursuant to which Inland would negotiate exclusively with Byline through October 7, 2022.
Over the next several weeks, the parties re-engaged with due diligence and held multiple discussions regarding working toward a definitive agreement and plan of merger. On August 24, 2022, Byline’s counsel, Vedder Price P.C., sent an initial draft of the merger agreement to Barack Ferrazzano Kirschbaum & Nagelberg LLP.
Through the remainder of September and October of 2022, the parties continued to negotiate the material terms of the proposed transaction and exchanged drafts of the merger agreement and certain related ancillary documents, including the form of voting agreement. The parties negotiated, among other items, the representations and warranties that would be made by Inland and Byline, the possible change in consideration based on Inland’s tangible equity at the time of closing, certain closing requirements, including the disposition of the mortgage business and certain other assets, termination rights and other terms. The parties continued conducting due diligence, including reverse due diligence on Byline, through this period. This process included discussions with Byline’s management team with legal and financial advisors present.
On October 27, 2022, the parties agreed to further extend the exclusivity period through November 11, 2022. As a result, throughout November, 2022, Byline continued to perform additional confirmatory diligence on Inland and its operations. In addition, the parties continued to negotiate the terms of the draft definitive merger agreement, disclosure schedules and ancillary agreements.
On November 14, 2022, the Inland board held a special meeting to consider the proposed merger with Byline, including the merger consideration, which, in the aggregate, was approximately 87% shares of Byline common stock and 13% cash, resulting in an implied value of $5.06 per share of Inland common stock, or $170.9 million in the aggregate, based on the closing price of Byline common stock on November 11, 2022. The Inland board also carefully considered the other transaction terms which had been negotiated over the past several months. At the meeting, representatives of Barack Ferrazzano Kirschbaum & Nagelberg LLP delivered a presentation regarding the fiduciary duties of the Inland board in connection with the proposed transaction. Inland’s management also reported on, and the Inland board discussed, the reverse due diligence process undertaken by Inland with respect to Byline. During the meeting, Piper Sandler reviewed the financial aspects of the proposed merger and rendered to the Inland board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Inland common stock. After discussion and after considering the proposed terms of the transaction documents, and taking into account the strategic rationale, financial terms, consideration to be received by Inland stockholders, integration risk and business rationale of consummating a merger with Byline, including the factors described in the section titled “— Recommendation of the Inland Board of Directors and Inland’s Reasons for the Merger,” the Inland board, having determined that the terms of the merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of Inland and its stockholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby. The Inland board authorized senior management to finalize the transaction documents and to execute the documents, including the merger agreement. The Inland board directed that the merger agreement be submitted to holders of Inland’s common stock for approval, and recommended that holders of Inland common stock vote in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby.
On November 9, 2022, an executive committee of the board of directors of Byline held a meeting to consider the terms of the proposed acquisition of Inland. Subsequently, on November 18, 2022, the full Byline board met to consider the terms of the proposed transaction. At the meeting, members of the Byline board and senior management discussed the strategic and business rationale of consummating an acquisition of Inland, including the factors described in the section titled “— Byline’s Reasons for the Merger”. Members of Byline’s senior management also reported on the results of their due diligence of Inland. Also at this meeting, Byline’s financial advisor, Stephens, Inc., reviewed with the Byline board the financial aspects of the proposed transaction, and rendered an opinion to the Byline board (which was initially rendered verbally and confirmed in a written opinion, dated November 30, 2022), that based upon and subject to the limitations, assumptions and qualifications set forth in the written opinion, that the consideration to be given by Byline in the proposed transaction is fair to Byline from a financial point of view.
Following those discussions and presentations by Byline’s senior management, and after further deliberations among members of the Byline board, the Byline board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Byline and its stockholders, and the directors voted unanimously to approve the merger and to approve and adopt the merger agreement.
Through the remainder of November 2022, the parties worked to finalize the agreement and plan of merger and ancillary documents and to organize the communication plan for the transaction. On November 30, 2022, the merger agreement and related documents were signed by the parties and Byline announced the transaction via a press release.

Recommendation of the Inland Board of Directors and Inland’s Reason’s for the Merger
After careful consideration, the Inland board, at a meeting held on November 14, 2022, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Inland and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, the Inland board recommends that Inland stockholders vote “FOR” approval and adoption of the merger agreement at the Inland special meeting.
In reaching its decision, the Inland board, with advice from its financial and legal advisors, considered a number of factors, including the following:
•
Inland board’s knowledge of Inland’s business, results of operations, financial condition, competitive position and future prospects, and the results of operations, financial condition, competitive position and future prospects of Byline, taking into account the results of Inland’s due diligence review of Byline and information provided by Inland’s financial advisor;

•
Inland board’s knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and trends with respect to bank mergers and acquisitions and pricing for such transactions;

•
the opportunity for Inland stockholders to have increased liquidity upon receipt of the Byline common stock portion of the merger consideration, in exchange for their Inland common stock, because Inland is a private company with no public trading market for its shares whereas Byline common stock is listed on the NYSE under the symbol “BY”;

•
the fact that the Byline common stock portion of the merger consideration would allow Inland stockholders who receive Byline common stock to participate in the future performance of the combined Inland and Byline businesses and potential synergies resulting from the merger, and the potential future value to Inland stockholders represented by that consideration;

•
the opportunity for Inland stockholders to have liquidity upon receipt of the cash portion of the merger consideration, as well as certainty of value of the cash consideration upon closing of the merger;

•
the expectation that receipt by the Inland stockholders of the Byline common stock portion of the merger consideration will not be a taxable event, and any tax liability will be deferred until an Inland stockholder otherwise engages in a taxable transaction with respect to the Byline common stock received;

•
Inland board’s belief that the merger would have a positive effect on Inland Bank’s depositors, customers and the communities served by Inland Bank, as a result of the combined company’s ability to provide additional and expanded products and services to these customers, and that this would have a positive impact on the future operating results of the combined company;

•
the potential strategic alternatives available to Inland, the possibility of remaining a stand-alone entity, and the increased regulatory, IT, accounting and administrative expenses as a result of Inland’s continued growth;

•
Inland’s and Byline’s respective sizes, businesses, operations, financial condition, asset quality, earnings and prospects, including the strong deposit base and regulatory capital ratios of Byline Bank;

•
the complementary aspects of Byline’s and Inland’s businesses, including customer focus, geographic coverage, business orientation and operations, Byline’s strengths in specialty and SBA lending, Byline Bank’s strong deposit market share and Byline Bank’s strengths in relationship- based commercial lending;

•
Inland board’s view, based on consultation with its financial advisor, that the merger consideration represents a premium to the implied value of the Inland common stock;

•
the financial analyses presented by Piper Sandler to the Inland board and the verbal opinion of Piper Sandler (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion dated November 14, 2022) to the effect that, as of such date, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the merger consideration to be received by holders of Inland common stock pursuant to the merger was fair, from a financial point of view, to those stockholders. For more information, see the section titled “— Opinion of Inland’s Financial Advisor” in this proxy statement/prospectus;
•
that both the exchange ratio and the cash consideration are subject to possible upward and downward adjustment in the event that the Inland closing tangible common equity is greater or less than the Inland minimum tangible common equity;

•
the experience and successful track record of Byline’s management team in acquiring and integrating financial institutions;

•
the fact that the Inland board was not aware of facts or circumstances as of the date of its recommendation suggesting the merger would fail to be approved by the relevant bank regulatory authorities in a timely manner, or that the relevant bank regulatory authorities would seek to impose a burdensome condition on their respective approvals of the merger;

•
the right of the Inland stockholders to exercise dissenters’ rights (as more fully described in section titled “The Merger — Dissenters’ Rights” in this proxy statement/prospectus);

•
the financial and other terms of the merger agreement, which were the product of arms-length negotiations between the parties;

•
the fact that the Inland board is permitted to change its recommendation that Inland stockholders approve the merger agreement in certain circumstances;

•
the risks that certain of the conditions to the consummation of the merger set forth in the merger agreement are not satisfied in a timely manner, or at all;

•
the risks associated with the operation of the combined company, including the challenges both of integrating Inland’s business, operations and employees with those of Byline, and of achieving the anticipated synergies and cost savings associated with the merger;

•
the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger, including the restrictions on the conduct of Inland’s business prior to completion of the merger;

•
the fact that the directors and certain officers of Inland have interests in the merger that are different from or in addition to those of Inland stockholders generally; and

•
the fact that the integrated merger is intended to qualify for federal income tax purposes as a reorganization under Section 368(a) of the Code.

The reasons set forth above are not intended to be exhaustive, but a summary of the material factors considered by the Inland board in approving the merger agreement. Although each member of the Inland board individually considered these and other factors, the Inland board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Inland board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Inland and its stockholders. The Inland board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Inland board concluded, however, including based on discussions with senior management and its financial and legal advisors, that the potential positive factors outweighed the potential risks of entering into the merger agreement.
The foregoing discussion of the information and factors considered by the Inland board is forward- looking in nature and this information should be read in light of the factors described under the section titled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/ prospectus.
Opinion of Inland’s Financial Advisor
Inland retained Piper Sandler to act as financial advisor to Inland’s board of directors in connection with Inland’s consideration of a possible business combination. Inland selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to Inland’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the November 14, 2022 meeting at which Inland’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on November 14, 2022, to the effect that, as of such date, the merger consideration was fair to the holders of Inland’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this preliminary proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Inland common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the board of directors of Inland in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Inland as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Inland common stock and did not address the underlying business decision of Inland to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Inland or the effect of any other transaction in which Inland might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Inland or Byline, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•
a draft of the merger agreement, dated November 8, 2022;

•
certain publicly available financial statements and other historical financial information of Inland and its banking subsidiary, Inland Bank & Trust, that Piper Sandler deemed relevant;

•
certain publicly available financial statements and other historical financial information of Byline that Piper Sandler deemed relevant;

•
certain internal financial projections for Inland for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Inland;

•
publicly available median analyst earnings per share estimates for Byline for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Byline for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Byline;

•
the pro forma financial impact of the merger on Byline based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of Byline;

•
the publicly reported historical price and trading activity for Byline common stock, including a comparison of certain stock trading information for Byline common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•
a comparison of certain financial and market information for Inland and Byline with similar financial institutions for which information is publicly available;

•
the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•
the current market environment generally and the banking environment in particular; and

•
such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Inland and its representatives the business, financial condition, results of operations and prospects of Inland and held similar discussions with certain members of the senior management of Byline and its representatives regarding the business, financial condition, results of operations and prospects of Byline.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Inland or Byline or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Inland and Byline that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Inland or Byline, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Inland or Byline. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Inland or Byline, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Inland or Byline. Piper Sandler assumed, with Inland’s consent, that the respective allowances for loan losses for both Inland and Byline were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Inland for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Inland. In addition, Piper Sandler used publicly available median analyst earnings per share estimates for Byline for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Byline for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Byline. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for CECL accounting standards, as provided by the senior management of Byline. With respect to the foregoing information, the respective senior managements of Inland and Byline confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available median analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Inland and Byline, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Inland or Byline since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Inland and Byline would remain as going concerns for all periods relevant to its analyses.

Piper Sandler assumed for purposes of its analyses, at Inland’s direction and with Inland’s consent, that Inland’s Tangible Common Equity as set forth in the Final Closing Balance Sheet (i) would not be less than $134,500,000.00, and therefore the Cash Consideration would not be reduced, and (ii) would not be greater than $140,500,000.00, and therefore that the Cash Consideration would not be increased. Piper Sandler also assumed, with Inland’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Inland, Byline, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Inland’s consent, Piper Sandler relied upon the advice that Inland received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Byline common stock at any time or what the value of Byline common stock would be once it is actually received by the holders of Inland common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Inland’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Inland or Byline and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Inland and Byline and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Inland common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Inland, Byline, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Inland’s board of directors at its November 14, 2022 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Inland common stock or Byline common stock or the prices at which Inland or Byline common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Inland’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Inland’s board of directors with respect to the fairness of the merger consideration.
Summary of Proposed Merger Consideration and Implied Transaction Metrics
Piper Sandler reviewed the financial terms of the proposed merger. Based on information contained in the draft merger agreement, dated November 8, 2022, at the effective time of the merger each share of Inland common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive the following: (i) such number of fully paid and non-assessable shares of Byline common stock equal to the quotient obtained by dividing (A) 6,388,781 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the Effective Time (the “Exchange Ratio”); provided that in the event that the total number of issued and outstanding shares of Inland common stock at Closing is less than 33,625,162, then the Exchange Ratio shall be equal to 0.19; and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,865,110.20 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the Effective Time (the “Cash Consideration”), subject to any adjustment as set forth in the merger agreement; provided that in the event that the total number of issued and outstanding shares of Inland common stock at Closing is less than 33,625,162, then the Cash Consideration shall be equal to $0.68. Piper Sandler calculated an aggregate implied transaction value of approximately $170,190,395 and an implied purchase price per share of $5.06 consisting of the implied value of 33,625,162 shares of Inland common stock and 295,200 Inland options outstanding with a weighted average strike price of $2.65 and based on the closing price of Byline common stock on November 11, 2022. Based upon financial information for Inland as of or for the last twelve months (“LTM”) ended September 30, 2022, Piper Sandler calculated the following implied aggregate transaction metrics:
Aggregate Transaction Price / Book Value	130%
Aggregate Transaction Price / Tangible Book Value	130%
Aggregate Transaction Price / LTM Earnings	24.6x
Aggregate Transaction Price / Estimated 2022 Earnings(1)	22.1x
Aggregate Transaction Price / Estimated 2023 Earnings(1)	14.2x
Core Deposit Premium(2)	4.2%
Core Deposit Premium(3)	3.9%

(1)
Projections provided by Inland management.

(2)
Core deposits equal to total deposits less certificates of deposits greater than $100,000 per call report.

(3)
Core deposits equal to total deposits less certificates of deposits greater than $250,000 per call report.

Stock Trading History
Piper Sandler reviewed the publicly available historical reported trading price of Byline common stock for the one-year and three-year period ended November 11, 2022. Piper Sandler then compared the relationship between the movements in the price of Byline common stock to movements in its peer group (as described below) as well as certain stock indices.

Byline’s One-Year Stock Performance
	Beginning Value November 11, 2021	Ending Value November 11, 2022
Byline	0%	(16.1)%
Byline Peer Group	0%	(6.9)%
S&P 500 Index	0%	(14.1)%
NASDAQ Bank Index	0%	(15.5)%
Byline’s Three-Year Stock Performance
	Beginning Value November 11, 2019	Ending Value November 11, 2022
Byline	0%	23.9%
Byline Peer Group	0%	3.1%
S&P 500 Index	0%	29.3%
NASDAQ Bank Index	0%	13.1%
Comparable Company Analyses
Piper Sandler used publicly available information to compare selected financial information for Inland with a group of financial institutions selected by Piper Sandler. The Inland peer group included banks whose securities are publicly traded on a major exchange, with total assets between $1.0 billion and $1.5 billion and a last twelve months return on average assets between 0.00% and 1.00%, but excluded mutual institutions and targets of announced merger transactions (the “Inland Peer Group”). The Inland Peer Group consisted of the following companies:
AmeriServ Financial, Inc.
Auburn National Bancorporation, Inc.
Broadway Financial Corporation
CB Financial Services, Inc.
Citizens Holding Company
First Capital, Inc.
First Financial Northwest, Inc.
HMN Financial, Inc.
Landmark Bancorp, Inc.
LINKBANCORP, Inc.
Ohio Valley Banc Corp.
Old Point Financial Corporation
Patriot National Bancorp, Inc.
Provident Financial Holdings, Inc.
Richmond Mutual Bancorporation, Inc.
SB Financial Group, Inc.
The analysis compared financial information for Inland which was provided by Inland senior management with publicly available data for the Inland Peer Group as of or for the year ended September 30, 2022 (unless otherwise noted) with pricing data as of November 11, 2022. The table below sets forth the data for Inland and the median, mean, low and high data for the Inland Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Inland’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Inland Comparable Company Analysis
	Inland	Inland Peer Group Median	Inland Peer Group Mean	Inland Peer Group Low	Inland Peer Group High
Total assets ($mm)	1,225	1,266	1,247	1,043	1,484
Loans / Deposits (%)	82.8	83.1	80.9	48.5	103.4
Non-performing assets(1) / Total assets (%)	0.40	0.26	0.32	0.02	1.81
Tangible common equity/Tangible assets (%)	10.8	7.0	7.5	1.5	10.5
Tier 1 RBC Ratio (%)	15.9	13.6	13.9	10.7	17.7
Total RBC Ratio (%)	16.7	14.7	15.0	11.6	18.7
LTM Return on average assets (%)	0.55	0.72	0.76	0.24	0.99
LTM Return on average tangible equity (%)	5.1	8.2	8.8	1.8	14.2
LTM Net interest margin (%)	3.05	3.10	3.11	2.61	3.65
LTM Efficiency ratio (%)	71.0	72.6	71.9	63.8	81.1
Price/Tangible book value (%)	—	117	129	71	414
Price/LTM Earnings per share (x)	—	10.9	11.6	6.4	25.8
Price/2022E Earnings per share (x)	—	10.8	11.3	10.2	13.1
Price/2023E Earnings per share (x)	—	10.3	10.2	7.8	11.5
Current Dividend Yield (%)	—	3.1	3.1	0.0	6.8
Market value ($mm)	—	107	102	40	159

(1)
Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Piper Sandler used publicly available information to perform a similar analysis for Byline by comparing selected financial information for Byline with a group of financial institutions selected by Piper Sandler. The Byline peer group included banks whose securities are publicly traded on a major exchange, with total assets between $6.5 billion and $8.0 billion, but excluded mutual institutions and targets of announced merger transactions as well as The Bancorp, Inc., LendingClub Corporation, and Pathward Financial, Inc. due to their non-traditional banking models (the “Byline Peer Group”). The Byline Peer Group consisted of the following companies:
Amalgamated Financial Corp.
Central Pacific Financial Corp.
First Mid Bancshares, Inc.
Hanmi Financial Corporation
Heritage Financial Corporation
Horizon Bancorp, Inc.
Kearny Financial Corp.
Luther Burbank Corporation
Midland States Bancorp, Inc.
National Bank Holdings Corporation
Peoples Bancorp Inc.
QCR Holdings, Inc.
Southside Bancshares, Inc.
Stellar Bancorp, Inc.
Stock Yards Bancorp, Inc.
Tompkins Financial Corporation
Univest Financial Corporation
Westamerica Bancorporation

The analysis compared publicly available financial information for Byline with corresponding data for the Byline Peer Group as of or for the year ended September 30, 2022 (unless otherwise noted) with pricing data as of November 11, 2022. The table below sets forth the data for Byline and the median, mean, low and high data for the Byline Peer Group.
Byline Comparable Company Analysis
	Byline	Byline Peer Group Median	Byline Peer Group Mean	Byline Peer Group Low	Byline Peer Group High
Total assets ($mm)	7,278	7,504	7,433	6,651	7,923
Loans / Deposits (%)	94.0	81.9	80.0	15.1	118.3
Non-performing assets(1) / Total assets (%)	0.52	0.29	0.29	0.00	0.98
Tangible common equity/Tangible assets (%)	8.3	6.7	7.2	5.8	9.4
Tier 1 RBC Ratio (%)	10.9	12.2	12.6	9.9	18.3
Total RBC Ratio (%)	13.0	14.4	14.5	12.2	19.2
LTM Return on average assets (%)	1.20	1.14	1.19	0.87	1.53
LTM Return on average tangible equity (%)	13.9	15.1	15.3	8.8	21.5
LTM Net interest margin (%)	3.91	3.15	3.18	2.53	3.69
LTM Efficiency ratio (%)	57.2	55.9	54.7	31.9	63.8
Price/Tangible book value (%)	147	159	192	94	431
Price/LTM Earnings per share (x)	10.6	10.0	11.3	6.9	23.7
Price/2022E Earnings per share (x)	9.9	9.6	11.5	7.0	23.3
Price/2023E Earnings per share (x)	9.7	9.9	10.4	7.3	18.7
Current Dividend Yield (%)	1.6	2.9	3.0	0.0	5.2
Market value ($mm)	864	808	1,043	575	2,142

(1)
Nonperforming assets include nonaccrual loans and leases and foreclosed or repossessed assets; excludes TDRs.

Analysis of Precedent Transactions
Piper Sandler reviewed recent merger and acquisition transactions. The group consisted of nationwide transactions involving bank and thrift targets, publicly announced between January 1, 2020 and November 11, 2022, where the target’s assets at announcement were between $1.0 billion and $1.5 billion and the target’s last twelve months’ return on average assets was between 0.00% and 1.00% (the “Precedent Transactions”).
The Precedent Transactions group was composed of the following transactions:
Acquiror	Target
First Commonwealth Financial Corporation	Centric Financial Corporation
Seacoast Banking Corporation of Florida	Apollo Bancshares/Apollo Bank
Farmers National Banc Corp.	Emclaire Financial Corp
Fulton Financial Corporation	Prudential Bancorp, Inc.
QCR Holdings Inc.	Guaranty Federal Bancshares, Inc.
Mid Penn Bancorp Inc.	Riverview Financial Corp.
Nicolet Bankshares Inc.	County Bancorp, Inc.
Stock Yards Bancorp Inc.	Kentucky Bancshares, Inc.
First Busey Corporation	Cummins-American Corp.
First Mid Bancshares, Inc.	LINCO Bancshares, Inc.
Dollar Mutual Bancorp	Standard AVB Financial Corp.
LendingClub Corp.	Radius Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to book value per share, transaction price to tangible book value per share, and core deposit premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Precedent Transactions group.
		Precedent Transactions
	Byline/Inland	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	24.6	16.7	18.3	10.4	35.4
Transaction Price / Book Value Per Share (%)	130	125	132	92	187
Transaction Price / Tangible Book Value Per Share (%)	130	134	141	107	195
Tangible Book Value Premium to Core Deposits (%)	3.9	5.6	5.3	1.3	9.7
Net Present Value Analyses
Piper Sandler performed an analysis that estimated the net present value of a share of Inland common stock assuming Inland performed in accordance with certain internal financial projections for Inland for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Inland. To approximate the terminal value of a share of Inland common stock at December 31, 2026, Piper Sandler applied price to 2026 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2026 tangible book value ranging from 80% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Inland common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Inland common stock of $1.84 to $3.48 when applying multiples of earnings and $2.47 to $4.67 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
11.0%	$2.14	$2.41	$2.68	$2.94	$3.21	$3.48
12.0%	$2.06	$2.32	$2.58	$2.83	$3.09	$3.35
13.0%	$1.98	$2.23	$2.48	$2.73	$2.98	$3.22
14.0%	$1.91	$2.15	$2.39	$2.63	$2.87	$3.11
15.0%	$1.84	$2.07	$2.30	$2.53	$2.76	$2.99
Tangible Book Value Per Share Multiples
Discount Rate	80%	90%	100%	110%	120%	130%
11.0%	$2.87	$3.23	$3.59	$3.95	$4.31	$4.67
12.0%	$2.76	$3.11	$3.46	$3.80	$4.15	$4.49
13.0%	$2.66	$2.99	$3.33	$3.66	$3.99	$4.33
14.0%	$2.56	$2.88	$3.21	$3.53	$3.85	$4.17
15.0%	$2.47	$2.78	$3.09	$3.40	$3.71	$4.01
Piper Sandler also considered and discussed with the Inland board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Inland’s earnings varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Inland common stock, applying the price to 2026 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 12.36%.

Earnings Per Share Multiples
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0)%	$1.73	$1.94	$2.16	$2.38	$2.59	$2.81
(10.0)%	$1.83	$2.06	$2.29	$2.52	$2.74	$2.97
(5.0)%	$1.93	$2.17	$2.41	$2.66	$2.90	$3.14
0.0%	$2.03	$2.29	$2.54	$2.79	$3.05	$3.30
5.0%	$2.13	$2.40	$2.67	$2.93	$3.20	$3.47
10.0%	$2.24	$2.52	$2.79	$3.07	$3.35	$3.63
15.0%	$2.34	$2.63	$2.92	$3.21	$3.51	$3.80
Piper Sandler also performed an analysis that estimated the net present value per share of Byline common stock, assuming Byline performed in accordance with publicly available median analyst earnings per share estimates for Byline for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Byline for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Byline. To approximate the terminal value of a share of Byline common stock at December 31, 2026, Piper Sandler applied price to 2026 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2026 tangible book value ranging from 140% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Byline common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Byline common stock of $13.81 to $25.11 when applying multiples of earnings and $21.47 to $33.32 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
9.0%	$16.01	$17.83	$19.65	$21.47	$23.29	$25.11
10.0%	$15.42	$17.17	$18.92	$20.67	$22.42	$24.17
11.0%	$14.86	$16.55	$18.23	$19.91	$21.60	$23.28
12.0%	$14.33	$15.95	$17.57	$19.19	$20.81	$22.43
13.0%	$13.81	$15.38	$16.94	$18.50	$20.06	$21.62
Tangible Book Value Per Share Multiples
Discount Rate	140%	150%	160%	170%	180%	190%
9.0%	$24.94	$26.61	$28.29	$29.97	$31.65	$33.32
10.0%	$24.01	$25.62	$27.24	$28.85	$30.46	$32.08
11.0%	$23.12	$24.68	$26.23	$27.78	$29.33	$30.89
12.0%	$22.28	$23.77	$25.27	$26.76	$28.26	$29.75
13.0%	$21.47	$22.91	$24.35	$25.79	$27.23	$28.67
Piper Sandler also considered and discussed with the Inland board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Byline’s earnings varied from 15.0% above estimates to 15.0% below estimates. This analysis resulted in the following range of per share values for Byline common stock, applying the price to 2026 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 10.56%.
Earnings Per Share Multiples
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(15.0)%	$13.05	$14.51	$15.96	$17.42	$18.87	$20.33
(10.0)%	$13.74	$15.28	$16.82	$18.36	$19.90	$21.44
(5.0)%	$14.42	$16.05	$17.68	$19.30	$20.93	$22.56
0.0%	$15.11	$16.82	$18.53	$20.24	$21.96	$23.67
5.0%	$15.79	$17.59	$19.39	$21.19	$22.98	$24.78
10.0%	$16.48	$18.36	$20.24	$22.13	$24.01	$25.90
15.0%	$17.16	$19.13	$21.10	$23.07	$25.04	$27.01
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis
Piper Sandler analyzed certain potential pro forma effects of the merger on Byline assuming the transaction closes March 31, 2023. Piper Sandler utilized the following information and assumptions: (a) certain internal financial projections for Inland for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Inland, (b) publicly available median analyst earnings per share estimates for Byline for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Byline for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Byline, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for CECL accounting standards, as provided by the senior management of Byline. The analysis indicated that the merger could be accretive to Byline’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2023 through December 31, 2026 and dilutive to Byline’s estimated tangible book value per share at closing.
In connection with this analysis, Piper Sandler considered and discussed with the Inland board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship
Piper Sandler is acting as Inland’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.25% of the aggregate purchase price plus 1.00% of the amount by which the aggregate purchase price exceeds $202.0 million, if any, which fee is contingent upon the closing of the merger. At the time of announcement of the merger Piper Sandler’s fee was approximately $2,059,500. Piper Sandler also received a $250,000 fee from Inland upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the merger. Inland has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any other investment banking services to Inland in the two years preceding the date of Piper Sandler’s opinion. Piper Sandler did not provide any investment banking services to Byline in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Inland, Byline and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Byline and its affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
Byline’s Reasons for the Merger
In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Byline board consulted with Byline senior management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:
•
each of Byline’s, Inland’s, and the combined company’s business, operations, financial condition, asset quality, earnings and prospects, including the belief that Inland’s financial condition, asset quality and underwriting procedures are sound, that Inland’s business, operations and geographic footprint would complement those of Byline and allow it to expand its franchise into the Western and Northwestern suburban Chicago markets, and that the merger would result in a combined company with a larger market presence and more attractive funding base, including through low cost core deposit funding, than Byline on a stand-alone basis;

•
the opportunity to add a significant, low-cost core deposit portfolio that would increase Byline’s deposit market share in both the State of Illinois and the Chicago MSA;

•
the opportunities for growth through the ability to offer Byline Bank’s broader range of products and services to Inland’s customers;

•
anticipated efficiencies to come from integrating Inland’s operations into Byline’s existing operations;

•
the financial terms of the transaction, including the expectation that the transaction would be accretive to Byline’s earnings per share in the first full year with the expected cost savings, provide manageable tangible book value dilution at closing inclusive of transaction expenses, allow Byline to continue to maintain strong capital levels post-closing, and that the exchange ratio applicable to the portion of the merger consideration payable in shares of Byline common stock is not subject to automatic adjustment as a result of changes in the market value of Byline common stock, limiting the risk of further dilution to Byline’s existing stockholders if the trading price of Byline common stock were to decrease;

•
management’s experience and successful track record with acquiring and integrating financial institutions;

•
the view that Inland’s relationship-oriented commercial banking business would be complementary, and is compatible with Byline and its subsidiaries;

•
a review of the demographic, economic and financial characteristics of the markets in which Inland operates, including existing and potential competition and history of the market area with respect to financial institutions;

•
its review and discussions with Byline’s management, legal counsel and tax advisors concerning the due diligence investigation of Inland conducted by Byline;

•
the opportunity to build a greater recognition and awareness of the Byline brand; and

•
the belief that the merger would be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

In addition, the Byline board considered a number of risks with respect to the merger, including the following:
•
that the exchange ratio applicable to the portion of the merger consideration payable in shares of Byline common stock is not subject to adjustment as a result of changes in the market value of Byline common stock, and the resulting risk that the value of the merger consideration payable to Inland common stockholders could increase if the trading price of Byline common stock were to increase;
•
the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Inland’s business, operations and workforce with those of Byline, including the transaction costs that would be incurred in connection with the transaction;

•
the potential risk of diverting management attention and resources from the operation of Byline’s business towards the completion of the merger and other integration efforts;

•
that Byline would not be entitled to indemnification for certain losses it could incur in connection with the transaction;

•
uncertainties regarding developments in accounting, federal and state income tax and bank regulatory policy; and

•
the other risks identified under “Risk Factors” and “Cautionary Statement Regarding Forward- Looking Statements”.

The foregoing discussion of the information and factors considered by the Byline board is not intended to be exhaustive, but includes the material factors considered by the Byline. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Byline board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Byline board considered all these factors as a whole and overall considered the factors to be favorable to, and to support its determination to approve, entering into the merger agreement.
This explanation of Byline’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.
The Byline board realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The Byline board concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.
Management and Board of Directors of Byline After the Merger
Prior to the effective time to be effective at the effective time, Byline has agreed to appoint one person, mutually agreed upon by both Inland and Byline, as a director to Byline Bancorp’s board and to re-nominate such person as a director for a one-year term at each of Byline’s annual meeting of stockholders to be held in 2023 and 2024. If, during this period, such person for any reason ceases to serve as a director or choses for any reason not to stand for re-election, Byline’s board will promptly appoint another person, as mutually agreed upon by Inland and Byline. However, in the event that, at any time during this period, Mr. Goodwin’s beneficial ownership of Byline common stock falls below five percent (5%) of the then outstanding shares of Byline common stock, Byline may, but will not be required to, choose not to re-nominate the person then serving on Byline’s board at the next annual meeting of stockholders.
Other than as described above, the directors and officers of Byline immediately prior to the effective time will be the directors and officers of Byline after the consummation of the merger and parent merger, and will serve until such time as their successors are duly elected and qualified.
Interests of Inland Directors and Executive Officers in the Merger
The transactions contemplated by the merger agreement also include certain other agreements relating to employment matters of certain executive officers and other employees of Inland previously entered into, or to be entered into, in connection with the merger.
In considering the recommendation of the Inland board, Inland stockholders should be aware that the directors, executive officers and other employees of Inland have certain interests in the merger that may be different from, or in addition to, the interests of Inland stockholders generally. The Inland board was aware of these interests and considered them, among other matters, in making its recommendation that Inland stockholders vote to approve the merger proposal. These interests are described in further detail below.
Treatment of Options to Acquire Inland Common Stock
Each Inland stock option that is outstanding immediately prior to the effective time will be cancelled in exchange for a cash payment equal to the product of (A) the difference between (i) the sum of (x) the product of the exchange ratio multiplied by the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date (which we refer to as the Byline closing price) plus (y) the cash consideration, less (ii) the exercise price per share of Inland common stock under such stock option, multiplied by (B) the number of shares of Inland common stock covered by such stock option (an “Option Payment”). In order to receive the Option Payment, each Inland stock option holder must execute and submit to Inland an option termination agreement which includes a full release of any claims related to such options against Inland and Inland Bank.
Existing Employment Agreements and Change in Control Agreements
Certain executive officers of Inland Bank previously entered into employment agreements or change in control agreements with Inland Bank. Specifically, Peter Stickler, President and CEO of Inland Bank, entered into an employment agreement with Inland Bank pursuant to which he will receive a change in control payment of $2,055,360 upon closing of the merger. Deborah Bartelt, Executive Vice President of Inland Bank, entered into an employment agreement with Inland Bank pursuant to which she will receive a change in control payment of $893,241 upon closing of the transaction. In addition, each of Paul Berley, Chief Financial Officer of Inland Bank, and Dan Healy, Executive Vice President of Inland Bank, entered into change in control agreements with Inland Bank and will receive a change in control payment of $243,750 and $252,450, respectively, upon closing of the merger.
Retention Agreements with Other Officers
In addition, Inland Bank has previously entered into retention agreements with certain executive officers and other employees pursuant to which each such employee is entitled to receive a retention cash bonus award. The aggregate amount of retention awards payable to such employees will not exceed $1,178,690. To the extent not already paid, such awards will be payable on the next regularly scheduled payroll date following the closing date or the bank conversion date, as applicable; provided that the applicable employee remains employed through the date of payment.
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, Inland has agreed to purchase and Byline has agreed to maintain, for six (6) years following the effective time, insurance coverage under the current directors’ and officers’ liability insurance policy maintained by Inland for actions or omissions occurring on or prior to the effective time; provided, however that if the aggregate premiums for such coverage exceed 250% of the premiums Inland paid for its current directors’ and officers’ insurance policy, Inland will only be required to obtain and Byline will only maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a total cost equal to such 250% amount.
Following the effective time, to the extent permitted by applicable law and to the same extent as provided by Inland under its charter documents at the time of the merger agreement, Byline has agreed to indemnify, hold harmless, and advance expenses to the current and former directors, officers and employees of Inland and its subsidiaries for actions taken by them in their position as a director, officer or employee of Inland or its subsidiaries prior to the effective time.
Regulatory Approvals Required for the Merger
Consummation of the merger is subject to several federal and state regulatory agency filings and approvals. The merger and the bank merger cannot be completed unless and until Byline and Byline Bank, on the one hand, and Inland and Inland Bank, on the other hand, have received all necessary prior approvals or waivers from the applicable bank regulatory authorities and any applicable waiting periods have expired. Neither Byline nor Inland is aware of any material governmental approvals or actions that are required for completion of the merger or bank merger other than those described below, all of which have been obtained. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. However, there can be no assurance that any additional approvals or actions will be obtained.
Federal Reserve.   Byline is registered as a bank holding company under the Bank Holding Company Act of 1956, which we refer to as the BHC Act. Inland also is a registered bank holding company under the BHC Act. As a result, the merger is subject to prior approval of the Federal Reserve under the BHC Act, unless a waiver from the prior approval requirement is available pursuant to Regulation Y under the BHC Act. In accordance with Regulation Y, on January 13, 2023, Byline submitted a request to the Federal Reserve Bank of Chicago for a waiver from the requirement under Section 3 of the BHC Act for prior approval of the Federal Reserve. On April 12, 2023, the Federal Reserve granted the requested waiver.
In connection with Byline’s request for a waiver from the requirement to obtain the Federal Reserve’s prior approval of the merger, Byline and Daniel L. Goodwin, Inland’s Chairman and Chief Executive Officer and largest stockholder, have entered into a Letter Agreement pursuant to which Byline has agreed to purchase, prior to the Effective Time, approximately 2,408,992 shares of Inland common stock beneficially owned by Mr. Goodwin at a price per share based on the per share merger consideration to be paid by Byline to Inland stockholders at closing pursuant to the merger agreement. The purpose of the letter agreement is to ensure that Mr. Goodwin does not own more than 10.0% of the outstanding shares of Byline common stock following the effectiveness of the merger. The purchase price to be paid by Byline to Mr. Goodwin will be paid in cash, and we expect that the transaction will be completed on the business day immediately prior to the closing date of the merger. The per share cash purchase price to be paid by Byline for Mr. Goodwin’s shares under the Letter Agreement will be based on the anticipated exchange ratio of 0.19 share of Byline common stock and the anticipated cash consideration of $0.68 per share of Inland common stock. For purposes of calculating the purchase price under the Letter Agreement, Byline and Mr. Goodwin have agreed that the value of a share of Byline common stock will be equal to the Byline closing price, which is defined as the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date. The Byline closing price is the same price at which (i) cash in lieu of fractional shares of Byline common stock that would otherwise be issued in the merger, and (ii) the price used in determining the cash payment that holders of outstanding Inland stock options will be entitled to receive under the merger agreement will be determined. Following completion of the purchase by Byline of Mr. Goodwin’s shares of Inland common stock, Mr. Goodwin is expected to beneficially own approximately 22,513,473.50 shares of Inland common stock, which shares will be converted into the merger consideration upon closing of the merger in accordance with the terms of the merger agreement. Following completion of the merger, it is anticipated that Mr. Goodwin will beneficially own approximately 9.8% of the outstanding shares of Byline common stock.
FDIC.   The merger of Inland Bank with and into Byline Bank is subject to the prior approval of the FDIC under the Bank Merger Act of 1960, as amended, which we refer to as the Bank Merger Act. On January 13, 2023, Byline Bank and Inland Bank filed their Bank Merger Act Application for approval of the bank merger with the FDIC. On February 24, 2023, the FDIC approved the bank merger. In reviewing that application, the FDIC was required to consider the following:
•
competitive factors, such as whether the bank merger will result in a monopoly or whether the benefits of the bank merger to the public in meeting the needs and convenience of the community clearly outweigh the bank merger’s anticompetitive effects or restraints on trade; and

•
banking and community factors, which include an evaluation of:

•
the financial and managerial resources of Byline Bank, including its subsidiaries, and of Inland Bank, and the effect of the proposed transaction on these resources;

•
management expertise;

•
internal control and risk management systems;

•
the capital of Inland Bank;

•
the convenience and needs of the communities to be served; and

•
the effectiveness of Inland Bank and Byline Bank in combating money laundering activities.

The application process included publication and opportunity for comment by the public. The FDIC was required to consider any properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act.
Mergers approved by the FDIC under the Bank Merger Act, with certain exceptions, may not be consummated until thirty (30) days after the date of approval, during which time the U.S. Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the FDIC and the Department of Justice, that waiting period may be, and customarily is, reduced to no less than fifteen (15) days. The waiting period was reduced to fifteen (15) days and the U.S. Department of Justice did not challenge the merger or bank merger during such fifteen (15) day period.
IDFPR.   The merger of Inland Bank with and into Byline Bank is subject to the prior approval of the IDFPR. On January 13, 2023, Byline Bank submitted to the IDFPR a copy of the Bank Merger Act Application filed with the FDIC and such other information as required by the IDFPR. On March 31, 2023, the IDFPR approved the bank merger.
The approval of a merger application by a regulatory authority only means that the regulatory criteria for approval have been satisfied. The process of obtaining regulatory approval does not include a review of the adequacy of the merger consideration. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.
Accounting Treatment
For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Inland as of the effective time will be recorded at their respective fair values and added to those of Byline. Any excess of purchase consideration over the fair values is recorded as goodwill. Consolidated financial statements of Byline issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Inland.
Public Trading Markets
Byline common stock is listed on the NYSE under the symbol “BY”. The Byline common stock issuable in the merger will be listed on the NYSE. There is no established public trading market for shares of Inland common stock and no broker makes a market in the stock.
Exchange of Shares in the Merger
Byline has engaged American Stock Transfer & Trust Company, LLC to act as its exchange agent to handle the exchange of Inland common stock for the merger consideration. Within ten (10) business days after the effective time, the exchange agent will send to each holder of record of Inland common stock a letter of transmittal for use in the exchange with instructions explaining how to surrender Inland common stock certificates and/or book entry shares to the exchange agent. Holders of Inland common stock who cannot locate their stock certificates should follow the instructions set forth in the letter of transmittal for lost or stolen stock certificates. As soon as reasonably practicable after its receipt of properly completed and signed letters of transmittal and accompanying Inland stock certificates, if any, Byline’s exchange agent will issue shares of Byline common stock and cash representing the merger consideration, together with cash in lieu of any fractional shares, in each case subject to any required withholding taxes. No interest will be paid on any cash payment. Until the certificates representing Inland common stock are surrendered for exchange, holders of such certificates will not receive the merger consideration or dividends or distributions on the shares of Byline common stock into which such shares of Inland common stock have been converted. When the certificates are surrendered to Byline’s exchange agent, any unpaid dividends or other distribution will be paid without interest, subject to any required withholding taxes. In no event will Byline, the exchange agent, or any other person be liable to any former holder of shares of Inland common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Holders of Inland common stock should follow the instructions in the letter of transmittal for sending their stock certificates to the exchange agent.
Dissenter’s Rights
If the merger is consummated, Inland stockholders who have complied with the applicable requirements and procedures of Sections 3-202 and 3-203 of the MGCL will be entitled to demand appraisal of their shares of Inland common stock, which we refer to in this section as Inland shares, and receive in lieu of the merger consideration a cash payment equal to the “fair value” of their Inland shares, as determined in accordance with the applicable provisions of the MGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Sections 3-202 through 3-213 of the MGCL, as further described herein. Such appraised value may be greater than, the same as, or less than, the merger consideration. Any Inland stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Sections 3-202 through 3-213 of the MGCL, particularly the procedural steps required to properly demand and perfect such rights and is encouraged to consult personal legal counsel.
THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER SECTIONS 3-202 THROUGH 3-213 OF THE MGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTIONS 3-202 AND 3-213 OF THE MGCL, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX B AND IS INCORPORATED BY REFERENCE HEREIN. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT INLAND STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTIONS 3-202 AND 3-203 OF THE MGCL.
Under Section 3-203, an Inland stockholder who wished to exercise his, her or its dissenter’s rights must deliver a written notice of such stockholder’s objection to the merger to Inland at or prior to the special meeting. Any such objection should be sent to Inland at 2805 Butterfield Road, Oak Brook, Illinois 60523, Attention: Peter Stickler. A stockholder who wished to exercise his, her or its dissenter’s rights cannot vote the shares of Inland common stock held by such dissenting stockholder in favor of the merger.
If the merger is approved by the requisite percentage of shares of Inland common stock, then dissenting Inland stockholders who have complied with the written objection requirements discussed above will possess the right to receive payment for the shares of Inland common stock held by them.
Promptly after the effective time of the merger, Byline, as the surviving corporation in such merger, must give written notice of the effective time of the merger to each former holder of shares of Inland common stock who has complied with the written objection requirement discussed above. A dissenting stockholder must then deliver a written demand for payment of the fair value of the shares of Inland common stock held by such dissenting stockholder to Byline within 20 days after the effective time of the merger. Any such demand by a dissenting stockholder should be sent to Byline at 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, Attention: Ana Casanueva, Senior Vice President, Director of Legal.
Byline may, at its option, send a written offer to pay each dissenting stockholder who has made demand for payment what Byline considers to be the fair value of shares held by such dissenting stockholder. Such offer must be accompanied by the following financial information relating to Inland and any other information Byline considers pertinent: (i) a balance sheet as of a date not more than six months prior to the date of the offer and (ii) a profit and loss statement for the 12 months ending on the date of the balance sheet.

Within 50 days of the effective time of the merger, Byline or any dissenting stockholder who has not yet received payment for the shares of Inland common stock held by such dissenting stockholder may petition a court of equity (in the county in which the principal office of Byline is located, or, the county in which the resident agent of Byline is located) for an appraisal to determine the fair value of the Inland common stock. If more than one such petition is filed, the court will consolidate all of the proceedings into one proceeding.
If the court determines that a dissenting stockholder who has filed such a petition is entitled to an appraisal, then it will appoint three disinterested appraisers to determine the fair value of the Inland common stock on terms and conditions the court considers proper. Within 60 days after their appointment, unless the court establishes a longer time, the appraisers must determine the fair value of the Inland common stock and must file a report with the court stating their conclusion and the reasons therefor. Each party to the appraisal proceedings will also receive a copy of the appraisers’ report. Within 15 days after the report is filed, any party may object to it and request a hearing.
After consideration of the appraisers’ report, the court will either accept, modify or reject the appraisers’ conclusion. If the court rejects the appraisers’ conclusion, it may either remit the proceedings to the same or other appraisers or it may make its own determination of the fair value of the Inland common stock.
Once the fair value of the Inland common stock is determined, Byline must pay each dissenting stockholder participating in the appraisal proceedings the judicially determined value of the shares held by such dissenting stockholder, together with interest, if the court so determines. Byline need not make such payment to a dissenting stockholder unless and until the dissenting stockholder surrenders the certificate representing the shares of Byline common stock to Byline, at the address specified above, or to the transfer agent of Byline. The costs of the appraisal proceedings shall be set by the court and assessed against Byline or, if the court determines that a dissenting stockholder failed to accept an offer for payment by Byline in bad faith, against such dissenting stockholder.
FAILURE TO COMPLY EXACTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTIONS 3-202 AND 3-203 OF THE MGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTIONS 3-202 THROUGH 3-213 OF THE MGCL.

DESCRIPTION OF THE MERGER AGREEMENT
The following is a summary of selected provisions of the merger agreement. While Byline and Inland believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and a copy of which is attached as Appendix A to, this proxy statement/prospectus. The parties urge you to read the merger agreement in its entirety.
Explanatory Note
The merger agreement and the summary of its terms in this proxy statement/prospectus have been included only to provide you with information about the terms and conditions of the merger agreement. The representations, warranties and covenants contained in the merger agreement are made by Byline and Inland only for purposes of the merger agreement and as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by Byline and Inland in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk between the parties to the merger agreement rather than to establish matters as facts. Stockholders are not third-party beneficiaries under the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement or other public disclosures made by Byline or Inland. The representations and warranties contained in the merger agreement do not survive the effective time.
Moreover, information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information may not be fully reflected in public disclosures of Byline or Inland.
For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Byline or Inland or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”. Byline will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.
The Merger
Upon the terms and subject to the conditions of the merger agreement, merger sub will merge with and into Inland with Inland as the surviving corporation and wholly owned subsidiary of Byline, immediately followed by the merger of Inland with and into Byline, with Byline continuing as the surviving corporation. Immediately following the completion of the parent merger, Inland Bank will merge with and into Byline Bank, with Byline Bank as the resulting bank. The separate existence of Inland will cease, with all its rights, privileges, immunities, power and franchises.
Effects of the Merger
As a result of the merger, the shares of Inland common stock will no longer be outstanding and will automatically be cancelled and retired and cease to exist. Inland stockholders will only participate in Byline’s future earnings and potential growth through their ownership of Byline common stock. All of the other incidents of direct ownership of shares of Inland common stock, such as the right to vote on certain decisions with respect to Inland, to elect directors to the Inland board and to receive dividends and distributions from Inland, will be extinguished upon completion of the merger. All of the property, rights, privileges and powers of Byline Bank and Inland Bank will vest in the resulting bank, and all obligations, liabilities, debts, restrictions, disabilities and duties of Byline Bank and Inland Bank will become the obligations, liabilities, debts, restrictions, disabilities and duties of the resulting bank.
Closing and Effective Time of the Merger
The merger agreement provides that the merger will be consummated no later than five (5) business days after the satisfaction or waiver of all the closing conditions, except for those conditions that by their nature are to be satisfied at the closing (but subject to the fulfillment or waiver of those conditions), including the receipt of all regulatory and stockholder approvals and after the expiration of all regulatory waiting periods, unless extended by mutual written agreement of Byline and Inland. The merger will become effective at the time a certificate of merger and articles of merger are executed, acknowledged and filed with, respectively, the Secretary of State of the State of Delaware and the State of Maryland as provided in the DGCL and the MGCL. Subject to the satisfaction or waiver of the closing conditions, the parties are seeking to consummate the merger by the second quarter of 2023. However, it is possible that factors outside the control of Byline and Inland could result in the merger being completed at a later time or not at all. There may be a substantial amount of time between the special meeting and the completion of the merger.
If the merger is not completed by the outside date, the merger agreement may be terminated by either Byline or Inland, provided that this right to terminate is not available to a party whose failure to fulfill its covenants under the merger agreement has been the cause of, or materially contributed to, the failure of the merger to be completed before such date.
For a description of the transaction structure and merger consideration, please see the section entitled “The Merger — Terms of the Merger”.
Byline’s Governing Documents, Directors and Officers Following the Closing
Governing Documents
Byline’s certificate of incorporation and bylaws as they exist immediately before the effective time will be the certificate of incorporation and bylaws of the surviving corporation after the merger and parent merger, in each case until thereafter changed or amended as provided therein or by applicable law.
Directors and Officers
Prior to the effective time to be effective at the effective time, Byline has agreed to appoint one person, mutually agreed upon by both Inland and Byline, as a director to Byline Bancorp’s board and to re-nominate such person as a director for a one-year term at each of Byline’s annual meeting of stockholders to be held in 2023 and 2024. If, during this period, such person for any reason ceases to serve as a director or choses for any reason not to stand for re-election, Byline’s board will promptly appoint another person, as mutually agreed to by Inland and Byline. However, in the event that, at any time during this period, Mr. Goodwin’s beneficial ownership of Byline common stock falls below five percent (5%) of the then outstanding shares of Byline common stock, Byline may, but will not be required to, choose not to re-nominate the person then serving on Byline’s board at the next annual meeting of stockholders
Other than as described above, the directors and officers of Byline immediately prior to the effective time will be the directors and officers of the surviving corporation after the merger and parent merger until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.
Merger Consideration
Conversion of Inland Common Stock
At the effective time, each share of Inland common stock outstanding immediately prior to the effective time, other than shares, if any, owned by Inland or Byline or as to which statutory appraisal rights have been properly exercised and perfected, will be converted into the right to receive the merger consideration consisting of (i) the number of shares of Byline’s common stock, par value $0.01 per share, equal to the quotient obtained by dividing (A) 6,389,351 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time of the merger (which we refer to as the exchange ratio); and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,867,150.20 by (B) the number of shares of Inland common stock issued and outstanding immediately prior to the effective time (which we refer to as the cash consideration), subject to adjustment in the event the dollar amount of Inland’s tangible common equity at closing is above or below certain thresholds set forth in the merger agreement; provided, however, that in the event Inland has less than 33,628,162 shares of common stock issued and outstanding at closing, then (1) the exchange ratio will be equal to 0.19 share of Byline common stock and (2) the cash consideration will be equal to $0.68, for each share of Inland common stock issued and outstanding at closing, in each case subject to further adjustment as set forth in the merger agreement and as described below.
Not later than ten (10) days before the expected closing date, Inland will deliver to Byline the Inland estimated closing balance sheet. After Inland’s delivery of the Inland estimated closing balance sheet, Byline and Inland will work together in good faith to agree on the Inland final closing balance sheet. Each of the Inland estimated closing balance sheet and the Inland final closing balance sheet will contain a calculation of Inland’s closing tangible common equity.
In the event that Inland’s tangible common equity (as calculated pursuant to merger agreement and set forth on Inland’s final closing balance sheet) is less than $135.350 million, then the aggregate cash consideration will be reduced on a dollar-for-dollar basis by the amount of such shortfall.
If Inland’s tangible common equity at closing is greater than $141.350 million, then the aggregate cash consideration will be increased on a dollar-for-dollar basis by the amount that is greater than $141.350 million; provided, that, the amount of such increase will not exceed an amount that would result in either Inland’s counsel or Byline’s counsel being unable to deliver its respective tax opinion under the merger agreement, and the aggregate cash consideration will only be increased to the maximum amount that would allow such opinions to be delivered, with the remaining portion of such increase to be paid in shares of Byline common stock based on the Byline closing price.
Cancellation of Excluded Shares and Dissenting Shares
At the effective time, (i) any shares of Inland common stock beneficially owned by Byline (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in Inland’s treasury, which we refer to as the excluded shares, and (ii) any dissenting shares (subject to the procedures for dissenting shares described herein) will automatically be cancelled and retired and will cease to exist and no consideration will be issued in exchange therefor.
Dissenting Shares
To the extent dissenters’ rights under Sections 3-202 and 3-203 of the MGCL are applicable to the merger, no dissenting shares will be converted into or represent a right to receive the consideration for such shares set forth in merger agreement. Instead, holders of dissenting shares will be entitled to receive in cash the value of the shares held by such holder to the extent granted under Sections 3-202 and 3-203 of the MGCL. If a holder of dissenting shares thereafter effectively withdraws or loses such dissenters’ rights with respect to such shares then, as of the occurrence of such withdrawal or loss, each such share will be deemed as of the effective time to have been converted into and represent only the right to receive the consideration for such shares set forth in the merger agreement.
For more information regarding dissenters’ rights, please see the section entitled “The Merger —  Dissenters’ Rights”.
Rights as Stockholders of Inland
At the effective time, holders of shares of Inland common stock will cease to be, and will have no rights as, stockholders of Inland other than to receive the merger consideration and any dividends or distributions to which they are entitled under the merger agreement.

Exchange Procedures
Byline has engaged American Stock Transfer & Trust Company, LLC to act as its exchange agent to handle the exchange of Inland common stock for the merger consideration. Within ten (10) business days after the effective time, the exchange agent will send to each holder of record of Inland common stock a letter of transmittal for use in the exchange with instructions explaining how to surrender Inland common stock certificates and/or book entry shares to the exchange agent. Holders of Inland common stock who cannot locate their stock certificates should follow the instructions set forth in the letter of transmittal for lost or stolen stock certificates.
As soon as reasonably practicable after its receipt of properly completed and signed letters of transmittal and accompanying Inland stock certificates, if any, Byline’s exchange agent will issue shares of Byline common stock and cash representing the merger consideration, together with cash in lieu of any fractional shares, in each case subject to any required withholding taxes. No interest will be paid on any cash payment. Until the certificates representing Inland common stock are surrendered for exchange, holders of such certificates will not receive the merger consideration or dividends or distributions on the shares of Byline common stock into which such shares of Inland common stock have been converted. When the certificates are surrendered to Byline’s exchange agent, any unpaid dividends or other distribution will be paid without interest, subject to any required withholding taxes. In no event will Byline, the exchange agent, or any other person be liable to any former holder of shares of Inland common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Holders of Inland common stock should follow the instructions in the letter of transmittal for sending their stock certificates to the exchange agent.
Distributions with Respect to Unexchanged Shares
All shares of Byline common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and if a dividend or other distribution is declared by Byline in respect of the Byline common stock, the record date for which is at or after the effective time, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of Byline common stock will be paid to any holder of any unsurrendered certificate or book-entry shares representing shares of Inland common stock until such certificate (or affidavit of loss in lieu thereof) or book-entry shares are surrendered for exchange in accordance with the merger agreement. Subject to applicable laws, following surrender of any such certificate (or affidavit of loss in lieu thereof) or book-entry shares, there will be issued and/or paid to the holder of a certificate or evidence of shares in book-entry form, as applicable, representing whole shares of Byline common stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the effective time theretofore payable with respect to such whole shares of Byline common stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Byline common stock with a record date after the effective time but with a payment date subsequent to surrender, in each case subject to any required withholding taxes.
Fractional Shares of Byline Common Stock
No fractional shares of Byline common stock will be issued to any stockholder of Inland upon completion of the merger. For each fractional share of Byline common stock that would otherwise be issued, Byline will pay cash in an amount equal to the fraction of a share (rounded to the nearest cent) of Byline common stock which the holder would otherwise be entitled to receive multiplied by the Byline closing price, subject to any required withholding taxes. No interest will be paid or accrue on cash payable to holders in lieu of fractional shares.
Representations and Warranties
The merger agreement contains representations and warranties on the part of Inland as to, among other things:
•
organization, standing and authority;

•
Inland securities and capitalization;

•
subsidiaries and equity holdings;

•
power and authority;

•
consents and approvals;

•
no defaults;

•
takeover laws and provisions;

•
financial advisors;

•
financial reports and regulatory filings, accuracy and compliance with GAAP of financial reports and filings with regulatory authorities;

•
absence of certain changes or events since December 31, 2021;

•
absence of material litigation;

•
regulatory matters;

•
compliance with laws;

•
proper and accurate maintenance of books and records;

•
internal controls and policies and procedures;

•
intellectual property;

•
tax matters;

•
environmental matters;

•
labor matters;

•
benefit arrangements;

•
properties;

•
material contracts;

•
material interests of certain persons;

•
insurance coverage;

•
Inland’s trust business;

•
loans;

•
interest rate risk management instruments;

•
sufficiency of assets;

•
mortgage banking activities; and

•
reorganization.

The merger agreement also contains representations and warranties on the part of Byline as to, among other things:
•
organization, standing and authority;

•
Byline stock and capitalization;

•
significant subsidiaries;

•
power and authority;

•
consents and approvals;

•
no defaults;

•
financial advisors;

•
financial reports and regulatory filings, accuracy and compliance with GAAP of financial reports and filings with regulatory authorities;

•
absence of certain changes or events since December 31, 2021;

•
regulatory matters;

•
absence of litigation;

•
compliance with laws;

•
available funds;

•
ownership of Inland common stock;

•
ownership and operations of merger sub;

•
environmental matters;

•
ERISA matters; and

•
reorganization.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect” with respect to Byline or Inland, as the case may be, means any effect, circumstance, occurrence or change that (i) would materially impair the ability of the party to perform its obligations under the merger agreement or to consummate the transactions contemplated thereby on a timely basis or (ii) would reasonably be expected to have a material adverse effect on the capital, financial condition, results of operations or business of Inland and its subsidiaries, taken as a whole, or Byline and its subsidiaries, taken as a whole, excluding, for purposes of clause (ii) only, the following effects, circumstances, occurrences or changes, but only to the extent, with respect to certain of the following, that the effect of such change is not materially different than on comparable banking organizations organized and operated in the United States or any state therein:
•
changes in banking and other laws of general applicability or changes in the interpretation thereof by governmental authorities;

•
changes in GAAP or regulatory accounting requirements applicable to banking organizations generally;

•
changes in the credit markets or prevailing interest rates or other general economic conditions generally affecting banking organizations operating in the United States or any state therein;

•
changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism);

•
volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters;

•
actions or omissions of a party to the merger agreement that are expressly required by the merger agreement or taken upon the written request of the other party to the merger agreement in contemplation of the transactions contemplated thereby;

•
the public disclosure of the merger agreement or the transactions contemplated thereby or the consummation thereof, including the effects thereof on relationships with customers and employees; or

•
failure to meet internal earnings projections or financial forecasts (but not including the underlying causes of such failure).

The representations and warranties in the merger agreement do not survive the effective time and, as described below under the section entitled “Termination of the Merger Agreement,” if the merger agreement is validly terminated, there will be no liability or damages arising under the representations and warranties of Byline or Inland, or otherwise under the merger agreement, unless Byline or Inland willfully breached the merger agreement.

Conduct of Business Prior to the Completion of the Merger
Conduct of Business of Inland
Under the merger agreement, Inland has agreed to certain operating limitations on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, Inland and its subsidiaries are required to conduct its business in the ordinary and usual course of business consistent with past practice, use commercially reasonable efforts to maintain and preserve intact its business organization and assets and maintain its business relationships.
The following is a summary of the more significant operating limitations imposed upon Inland, subject to certain exceptions set forth in the merger agreement and disclosure schedules. Inland may not (and neither it nor its subsidiaries may agree to take, make any commitment to take or adopt any resolutions in support of any action to), without Byline’s prior written consent:
•
conduct its business other than in the ordinary course consistent with past practices;

•
enter into any new line of business or materially change its lending, credit, investment, underwriting, risk, asset liability management or other banking, operating or other policies procedures or practices;

•
close, sell, consolidate or relocate or materially alter any of its branches or other significant offices or facilities;

•
materially alter any of its policies or practices with respect to rates, fees, interest, charges, level or types of services or products available to customers;

•
other than in the ordinary course of business consistent with past practice, book any “brokered deposits”;

•
other than in the ordinary course of business consistent with past practice, purchase any securities other than short-term securities issued by the Treasury or any U.S. governmental agency;

•
make any capital expenditures in excess of $75,000 individually or $200,000 in the aggregate;

•
enter into, terminate, amend, modify, extend or renew any material contracts;

•
except in the ordinary course of business consistent with past practice, (a) make, renew, amend, extend the term of, extend the maturity of or grant the forbearance of any loan involving a total credit relationship of more than $15.0 million with any single borrower and its affiliates or related parties, or (b) other than in compliance with the credit policies and procedures made available to Byline, enter into, renew or amend any interest rate instrument;

•
except for the issuance of Inland common stock pursuant to Inland stock options outstanding as of the date hereof issue, sell, grant, transfer or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or any additional rights with respect to its stock;

•
grant any stock options, stock appreciation rights, performance shares, restricted stock or other equity-based awards or interests, or grant any person any rights to acquire any shares of its capital stock;

•
make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its stock (except for regular distributions on outstanding trust preferred securities or cash dividends to Inland by its subsidiaries to fund Inland’s operations or to pay expense related to the merger) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, convert or liquidate any shares of its stock; provided, however, Inland will be permitted to (i) declare and pay its quarterly dividends as previously disclosed and (ii) withhold shares of its common stock in respect of applicable exercise price or taxes or other withholding requirements upon the exercise, settlement or vesting of an Inland stock option or restricted stock award as previously disclosed;

•
sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its loans, securities, assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice;

•
acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in the ordinary course of business consistent with past practice) all or any portion of the loans, securities, real property, equity, business, deposits or properties of any other person or make a capital contribution to any other person other than a wholly owned subsidiary of Inland, unless otherwise stated in the merger agreement;

•
amend the charter, certificate of incorporation and/or by-laws of Inland or Inland Bank;

•
implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental authority;

•
make, change or revoke any material tax election, file any amended tax return or fail to file any tax return that becomes due, enter into any closing agreement, waive or extend any statute of limitations, settle any material tax claim or assessment, surrender any right to claim a material refund of taxes, or take any action with respect to taxes that is outside the ordinary course of business or inconsistent with past practice unless required by applicable law;

•
settle any action, suit, claim or proceeding against Inland, except for an action, suit, claim or proceeding (i) that is settled in the ordinary course of business in an amount or for consideration not in excess of $150,000 individually, or $250,000 in the aggregate, or (ii) that would not impose any continuing liability or material restriction on the business of Inland or Inland’s subsidiaries;

•
(i) enter into, terminate, amend, modify, extend or renew any employment, consulting, severance, restrictive covenant, change in control, retention, stay bonus or similar contract or agreement; (ii) except as required by law or the merger agreement, grant any salary or wage increase or increase any compensation opportunity, including incentive, retention or bonus payments with any director, officer, employee or consultant, or increase the compensation of any director of Inland or any of its subsidiaries, except in each case (A) to pay (and accrue) annual bonuses in the ordinary course of business consistent with past practices up to the aggregate amount previously disclosed or (B) to grant annual salary, wage or fee increases in the ordinary course of business consistent with past practices in an amount as previously disclosed; (iii) hire any employee or engage any consultant with an annual salary or wage rate or consulting fees in excess of $150,000; or (iv) terminate the employment of any executive officer other than for cause;

•
(i) enter into, terminate, establish or adopt any Inland benefit arrangement or any arrangement that would have been an Inland benefit arrangement had it been entered into prior to the merger agreement, amend or modify any Inland benefit arrangement or make new grants, awards or increase any benefits under any Inland benefit arrangement, or (ii) except as previously disclosed, take any action to accelerate the vesting (or lapsing of restrictions), payment, exercisability or funding of or in any other way secure the payment of compensation or benefits under any Inland benefit arrangement, including stock options, restricted stock, performance shares, stock appreciation rights, equity-based awards or interests or other compensation or benefits payable thereunder, or (iii) add any new participants to any benefit arrangement (or, with respect to any of the preceding, communicate any intention to take such action), except (a) to satisfy previously disclosed contractual obligations existing as of November 30, 2022, (b) in the ordinary course of business consistent with past practices under the existing terms of such benefit arrangement, or (c) as required by applicable law or by merger agreement;

•
(i) engage in or conduct any building, demolition, remodeling or material modifications or alterations to any of its business premises unless required by applicable law, in an emergency situation or reasonably necessary to maintain its business premises, or (ii) fail to use commercially reasonably necessary efforts to maintain its business premises or other assets in substantially the same condition;

•
acquire or otherwise become the owner of any real property, including any real property and related assets and rights designated as “other real estate owned” by Inland Bank, by way of foreclosure or in satisfaction of a debt previously contracted without first (i) obtaining an appropriate Phase I environmental site assessment and (ii) consulting Byline;

•
other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than deposits taken by Inland Bank), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than a subsidiary of Inland); or
•
merge or consolidate Inland or any of its significant subsidiaries, including Inland Bank, with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries.

Conduct of Business of Byline
Under the merger agreement, Byline has agreed to certain operating limitations on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, Byline and its subsidiaries are required to conduct its business in the ordinary and usual course of business consistent with past practice, use commercially reasonable efforts to maintain and preserve intact its business organization and assets and maintain its business relationships.
The following is a summary of the more significant operating limitations imposed upon Byline, subject to certain exceptions set forth in the merger agreement. Byline may not (and neither it nor its subsidiaries may agree to take, make any commitment to take or adopt any resolutions in support of any action to), without Inland’s prior written consent:
•
amend its certificate of incorporation in a manner that would materially and adversely affect the holders of capital stock of Inland (upon their acquisition of Byline common stock) relative to the other holders of Byline common stock;

•
adjust, split, combine or reclassify any capital stock of Byline; or

•
completely liquidate or dissolve Byline or Byline Bank.

Certain Covenants of the Parties
In addition to the operating limitations noted above, the merger agreement contains certain other covenants and agreements, including, among other things, the following:
•
Byline and Inland agreed to use reasonable best efforts to file the requisite applications with the FDIC and IDFPR within forty-five (45) days of execution of the merger agreement and take all other appropriate actions necessary to obtain the regulatory approvals required for the merger. In addition, Byline agreed to file a waiver request from the prior approval requirements of the Federal Reserve. On April 12, 2023, the Federal Reserve granted the requested waiver. The FDIC approved the bank merger on February 24, 2023, and the IDFPR approved the bank merger on March 31, 2023.

•
Inland agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining required stockholder approvals.

•
Inland agreed to not withhold, withdraw, qualify or adversely modify the Inland board’s recommendation to Inland stockholders that they vote in favor of adopting the merger agreement, unless it determines in good faith that to continue to recommend the adoption of the merger agreement to Inland stockholders would be inconsistent with its fiduciary duties.

•
Inland agreed to deliver to Byline, no later than ten (10) days before the expected closing date, (1) the Inland estimated closing balance sheet, which is (A) prepared in good faith based on all available information at such time pursuant to GAAP, the merger agreement and the Inland disclosure schedules, and (B) includes a calculation of Inland closing tangible common equity as of the expected closing date, and (2) reasonable supporting documentation for the Inland estimated closing balance sheet.

•
After delivery of the Inland estimated closing balance sheet, Inland and Byline agreed that the parties will work together in good faith to agree by the expected closing date on the Inland final closing balance sheet.

•
Byline has agreed to provide indemnification to the current and former directors, officers and employees of Inland and its subsidiaries, and Inland has agreed to pay the premium for the extension of Inland’s directors’ and officers’ liability insurance, subject to certain limitations.

•
Byline has agreed to take all actions required to obtain approval to list the shares of Byline common stock issuable under the merger agreement on the NYSE.

•
Inland has agreed to use its best efforts to cause the disposition (as defined in the merger agreement) of the mortgage business conducted by Inland Bank involving the origination, servicing and sale of mortgage loans to occur as promptly as possible, but in no event later than the closing date.

•
Inland has agreed to cause the Loan Disposition, HSA Disposition, Restitution Claim Disposition and SNC Disposition, as each term is defined in the merger agreement.

•
Byline has agreed to appoint one (1) person, mutually agreed to by Inland and Byline, as a director Byline’s board, and to re-nominate such person for a one (1) year term at each of Byline’s annual meeting of stockholders to be held in 2023 and 2024;

•
Byline and Inland each agreed to use their respective commercially reasonable efforts in good faith to satisfy the conditions required to close the merger and to complete the merger as soon as practicable and not to intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of the merger agreement.

•
Byline and Inland each agreed to coordinate any public statement regarding the transactions contemplated by the merger agreement to the media.

Regulatory Matters
Consummation of the merger is subject to several federal and state regulatory agency filings and approvals. The merger, parent merger and the bank merger cannot be completed unless and until Byline and Byline Bank, on the one hand, and Inland and Inland Bank, on the other hand, have received all necessary prior approvals or waivers from the applicable bank regulatory authorities and any applicable waiting periods have expired. Neither Byline nor Inland is aware of any material governmental approvals or actions that are required for completion of the merger or bank merger other than those described below, all of which have been obtained. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. However, there can be no assurance that any additional approvals or actions will be obtained.
Federal Reserve.   Byline is registered as a bank holding company under the Bank Holding Company Act of 1956, which we refer to as the BHC Act. Inland also is a registered bank holding company under the BHC Act. As a result, the merger is subject to prior approval of the Federal Reserve under the BHC Act, unless an exemption from the prior approval requirement is available pursuant to Regulation Y under the BHC Act. In accordance with Regulation Y, on January 13, 2023, Byline submitted a request to the Federal Reserve Bank of Chicago for a waiver from the requirement under Section 3 of the BHC Act for prior approval of the Federal Reserve. On April 12, 2023, the Federal Reserve granted the requested waiver.
In connection with Byline’s request for a waiver from the requirement to obtain the Federal Reserve’s prior approval of the merger, Byline and Daniel L. Goodwin, Inland’s Chairman and Chief Executive Officer and largest stockholder, have entered into a Letter Agreement pursuant to which Byline has agreed to purchase, prior to the Effective Time, approximately 2,408,992 shares of Inland common stock beneficially owned by Mr. Goodwin at a price per share based on the per share merger consideration to be paid by Byline to Inland stockholders at closing pursuant to the merger agreement. The purpose of the letter agreement is to ensure that Mr. Goodwin does not own more than 10.0% of the outstanding shares of Byline common stock following the effectiveness of the merger. The purchase price to be paid by Byline to Mr. Goodwin will be paid in cash, and we expect that the transaction will be completed on the business day immediately prior to the closing date of the merger. The per share cash purchase price to be paid by Byline for Mr. Goodwin’s shares under the Letter Agreement will be based on the anticipated exchange ratio of 0.19 share of Byline common stock and the anticipated cash consideration of $0.68 per share of Inland common stock. For purposes of calculating the purchase price under the Letter Agreement, Byline and Mr. Goodwin have agreed that the value of a share of Byline common stock will be equal to the Byline closing price, which is defined as the volume weighted average price of one share of Byline common stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the closing date. The Byline closing price is the same price at which (i) cash in lieu of fractional shares of Byline common stock that would otherwise be issued in the merger, and (ii) the price used in determining the cash payment that holders of outstanding Inland stock options will be entitled to receive under the merger agreement will be determined. Following completion of the purchase by Byline of Mr. Goodwin’s shares of Inland common stock, Mr. Goodwin is expected to beneficially own approximately 22,513,473.50 shares of Inland common stock, which shares will be converted into the merger consideration upon closing of the merger in accordance with the terms of the merger agreement. Following completion of the merger, it is anticipated that Mr. Goodwin will beneficially own approximately 9.8% of the outstanding shares of Byline common stock.
FDIC.   The merger of Inland Bank with and into Byline Bank is subject to the prior approval of the FDIC under the Bank Merger Act of 1960, as amended, which we refer to as the Bank Merger Act. On January 13, 2023, Byline Bank and Inland Bank filed their Bank Merger Act Application for approval of the bank merger with the FDIC. On February 24, 2023, the FDIC approved the bank merger. In reviewing that application, the FDIC was required to consider the following:
•
competitive factors, such as whether the bank merger will result in a monopoly or whether the benefits of the bank merger to the public in meeting the needs and convenience of the community clearly outweigh the bank merger’s anticompetitive effects or restraints on trade; and

•
banking and community factors, which include an evaluation of:

•
the financial and managerial resources of Byline Bank, including its subsidiaries, and of Inland Bank, and the effect of the proposed transaction on these resources;

•
management expertise;

•
internal control and risk management systems;

•
the capital of Inland Bank;

•
the convenience and needs of the communities to be served; and

•
the effectiveness of Inland Bank and Byline Bank in combating money laundering activities.

The application process included publication and opportunity for comment by the public. The FDIC was required to consider any properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act.
Mergers approved by the FDIC under the Bank Merger Act, with certain exceptions, may not be consummated until thirty (30) days after the date of approval, during which time the U.S. Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the FDIC and the Department of Justice, that waiting period may be, and customarily is, reduced to no less than fifteen (15) days. The waiting period was reduced to fifteen (15) days and the U.S. Department of Justice did not challenge the merger or bank merger during such fifteen (15) day period.
IDFPR.   The merger of Inland Bank with and into Byline Bank is subject to the prior approval of the IDFPR. On January 13, 2023, Byline Bank submitted to the IDFPR a copy of the Bank Merger Act Application filed with the FDIC and such other information as required by the IDFPR. On March 31, 2023, the IDFPR approved the bank merger.
The approval of a merger application by a regulatory authority only means that the regulatory criteria for approval have been satisfied. The process of obtaining regulatory approval does not include a review of the adequacy of the merger consideration. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.
Stockholder Approval
Inland has agreed to convene a meeting of its stockholders as soon as practicable after the registration statement, of which this proxy statement/prospectus is a part, is declared effective, and will in any event use reasonable best efforts to convene such meeting no later than forty-five (45) calendar days after the registration statement is declared effective, to consider and vote upon the approval of the merger proposal.

Subject to certain limited exceptions, the Inland board will recommend to Inland stockholders that they approve the merger proposal. Unless the merger agreement is terminated in accordance with its terms, Inland will convene such meeting regardless of whether or not (i) the Inland board has changed its recommendation that Inland stockholders approve the merger proposal or (ii) an acquisition proposal from a third party has been made (discussed in more detail below).
Employee Matters
Byline has agreed to provide, or cause to be provided, to each of the current employees of Inland and its subsidiaries as of immediately prior to the effective time who continue employment with Byline or any of its subsidiaries following the effective time with (i) base compensation that, in the aggregate, is no less favorable than those provided to similarly situated employees of Byline and its subsidiaries, (ii) bonus opportunities that are no less favorable than those provided to similarly situated employees of Byline and its subsidiaries and (iii) employee benefits that are no less favorable than those provided to similarly situated employees of Byline and its subsidiaries.
For a period of one year following the effective time, Byline has agreed to provide, or cause to be provided severance benefits to Inland employees who are employed as of the effective time as set forth in the Inland disclosure schedules.
Byline has agreed to give Inland employees who continue employment with Byline or any of its subsidiaries following the effective time credit for their years of service with Inland for purposes of eligibility to participate, vesting and benefit accruals for vacation and paid time off under any employee benefit plans that such employees may be eligible to participate in after the closing to the same extent recognized by Inland immediately prior to the closing, except to the extent it would result in the duplication of benefits for the same period of service.
Byline has agreed to (i) waive preexisting conditions, waiting periods and actively at work requirements under such plans; and (ii) provide each Inland employee with full credit under medical, dental and health plans for any coinsurance, deductible and maximum out-of-pocket expenses incurred by such employees (and their covered dependents) under comparable plans of Inland or any of its subsidiaries during the portion of the applicable plan year prior to such employee’s participation in any medical, dental or health plans of Byline after the closing.
Indemnification and Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, Inland has agreed to purchase and Byline has agreed to maintain, for six (6) years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by Inland for actions or omissions occurring at or prior to the effective time; provided, however that if the aggregate premiums for such coverage exceed 250% of the premiums Inland paid for its current directors’ and officers’ insurance policy, Inland will only be required to obtain and Byline will only maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a total cost equal to such 250% amount. Following the effective time, to the extent permitted by applicable law, Byline has agreed to indemnify, hold harmless, and advance expenses to the current and former directors, officers and employees of Inland and its subsidiaries for actions taken by them in their position as a director, officer or employee of Inland prior to the effective time.
Acquisition Proposals
Except as described below, Inland has agreed in the merger agreement that it will not and will cause its subsidiaries and affiliates not to: initiate, solicit, knowingly encourage or knowingly facilitate in any way inquiries or proposals with respect to an acquisition proposal, or engage in any negotiations concerning, or provide any confidential nonpublic information to, or have any discussions with, any person relating to an acquisition proposal. Inland also agreed to cease immediately and cause to be immediately terminated any activities, discussions and negotiations with any person (other than Byline) with respect to any acquisition proposal.
Notwithstanding the foregoing limitations, if Inland receives an unsolicited bona fide written acquisition proposal, and the Inland board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal constitutes a superior proposal or is reasonably expected to lead to a superior proposal, and if the Inland board concludes in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that failing to take such actions would result in a violation of its fiduciary duties, then Inland will: (i) furnish information with respect to it to such person making such acquisition proposal pursuant to a confidentiality agreement with terms no less favorable to it then the terms contained in the confidentiality agreement between Inland and Byline; and (ii) participate in discussions or negotiations regarding such acquisition proposal. Upon receipt of any acquisition proposal, Inland must provide Byline prompt notice thereof and keep Byline apprised of any related developments on a prompt basis.
Under the merger agreement, “superior proposal” means a bona fide written acquisition proposal containing terms that the Inland board determines in good faith to be more favorable to Inland stockholders from a financial point of view than the merger and the transactions contemplated thereby, (i) after receiving the advice of its financial advisors, (ii) after taking into account the likelihood and timing of the consummation of the proposed transaction and (iii) after taking into account all relevant legal, financial, regulatory and other aspects of such proposal.
The merger agreement provides that, unless the merger agreement is contemporaneously terminated in accordance with its terms, the Inland board will not cause or permit Inland to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to above) relating to any acquisition proposal.
If Byline terminates the merger agreement because Inland breaches its covenant not to solicit an acquisition proposal from a third-party or if Inland terminates the merger agreement to enter into an agreement for a superior proposal, Inland will pay to Byline a termination fee equal to approximately $6,840,000. See “— Termination Fee”.
Conditions to Consummation of the Merger
The respective obligation of each party to consummate the merger is subject to the fulfilment or written waiver at or prior to the closing of each of the following conditions:
•
adoption of the merger agreement and approval of the merger proposal by Inland stockholders;

•
the receipt of regulatory approvals and the expiration of any applicable waiting periods;

•
the shares of Byline common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning the Byline common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time; and

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement.

Inland’s obligation to consummate the merger is also subject to the fulfillment or written waiver of each of the following conditions:
•
the accuracy of representations and warranties of Byline in the merger agreement, subject to certain materiality standards;

•
performance by Byline in all material respects of its obligations under the merger agreement; and

•
receipt by Inland of an opinion of its counsel, in form and substance reasonably acceptable to Inland, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions described in such opinion, and on the basis of certificates and representations of officers of Inland and Byline reasonably satisfactory in form and substance to counsel, for U.S. federal income tax purposes, the merger and parent merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and Inland and Byline will each be a party to such “reorganization” within the meaning of Section 368(b) of the Code.
Byline’s obligation to consummate the merger is also subject to the fulfilment or written waiver of each of the following conditions:
•
the accuracy of representations and warranties of Inland in the merger agreement, subject to certain materiality standards, including Inland’s representation and warranty that no material adverse effect with respect to Inland has occurred since December 31, 2021;

•
performance by Inland in all material respects of its obligations under the merger agreement;

•
receipt by Byline of an opinion of its counsel, in form and substance reasonably acceptable to Byline, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions described in such opinion, and on the basis of certificates and representations of officers of Inland and Byline reasonably satisfactory in form and substance to counsel, for U.S. federal income tax purposes, the merger and the parent merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and Inland and Byline will each be a party to such “reorganization” within the meaning of Section 368(b) of the Code;

•
the holders of no more than 5% in the aggregate of the outstanding shares of Inland common stock electing to exercise their dissenters’ rights;

•
receipt by Inland of certain third party consents;

•
Inland shall have completed the Mortgage Business Disposition, the Real Estate Disposition and the Loan Disposition (as each term is defined in the merger agreement); and

•
the delivery to Byline from Inland of the certificate or certificates representing the shares of common stock of Inland Bank held by Inland.

Termination of the Merger Agreement
Byline and Inland may mutually agree in writing to terminate the merger agreement at any time prior to the effective time. Subject to certain conditions described in the merger agreement, either Byline or Inland may also terminate the merger agreement if:
•
Inland stockholders do not adopt the merger agreement by the conclusion of the special meeting;

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement and such denial has become final and non-appealable, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority and such regulatory authority would not accept the re-filing of such application, provided that this right to terminate is not available to a party whose failure to fulfill its covenants under the merger agreement has been the cause of the denial or withdrawal of regulatory approval; or

•
the merger is not completed by the outside date, provided that this right to terminate is not available to a party whose failure to fulfill its covenants under the merger agreement has been the cause of, or materially contributed to, the failure of the merger to be completed before such date.

In addition, Byline or Inland may terminate the merger agreement if there is a breach of any of the covenants, agreements, representations or warranties of Inland or Byline, as applicable, such that the applicable conditions to Byline’s obligation or Inland’s obligation, as applicable, to close the merger set forth in the merger agreement would not be satisfied, and such breach has not been, or cannot be, cured prior to the earlier of the outside date or thirty (30) days after notice to the breaching party.
Byline may also terminate the merger agreement prior to the adoption of the merger agreement by the Inland stockholders, if:
•
the Inland board submits the merger agreement to its stockholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdraws or materially and adversely modifies such recommendation;

•
Inland recommends to its stockholders an acquisition transaction other than the merger;

•
Inland breaches its obligations under the merger agreement to convene the special meeting in accordance with its obligations under the merger agreement prior to the outside date;

•
Inland enters into a definitive agreement with respect to an acquisition proposal other than the merger or recommends to its stockholders an acquisition proposal other than the merger; or

•
Inland materially breaches its “no-shop” obligations under the merger agreement.

Any termination of the merger agreement will not relieve the breaching party from liability resulting from any willful breach by that party of the merger agreement.
Termination Fee
Inland has agreed to pay to Byline a cash termination fee in an amount equal to approximately $6,840,000 in the following circumstances:
•
Byline terminates the merger agreement prior to the adoption of the merger agreement by the Inland stockholders because the Inland board (1) (a) submits the merger agreement to its stockholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdraws or materially and adversely modifies such recommendation, (b) recommends to its stockholders an acquisition transaction other than the merger, (c) fails to convene a stockholder meeting to approve the merger agreement in accordance with its obligations under the merger agreement prior to the outside date or (d) enters into a definitive agreement with respect to an acquisition proposal or recommends to its stockholders an acquisition proposal other than the merger or (2) Inland materially breaches its “no shop” covenants set forth in the merger agreement; or

•
a bona fide acquisition proposal is publicly announced or otherwise made known to the Inland board prior to the event giving rise to termination of the merger agreement and (a) the merger agreement is terminated (1) by either Byline or Inland because the merger agreement is not approved by the requisite votes of Inland stockholders by the conclusion of the special meeting, (2) by Byline because Inland has breached a representation, warranty, covenant or agreement or (3) by Byline because closing has not occurred by the outside date and all conditions to Inland’s obligation to close the merger have been satisfied (other than the adoption of the merger agreement by the Inland stockholders and the receipt of the applicable tax opinion from its counsel) and (b) prior to the twelve (12) month anniversary of such termination, Inland consummates, or enters into a definitive agreement to consummate, an acquisition transaction.

Waiver and Amendment of the Merger Agreement
The merger agreement may be amended in writing by the parties.
Expenses
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense.
Voting Agreement
On November 30, 2022, Mr. Goodwin, Inland’s Chairman and Chief Executive Officer and largest stockholder, entered into a voting agreement with Byline solely in his capacity as a stockholder of Inland. Under this agreement, Mr. Goodwin has agreed, subject to certain exceptions, to vote his shares of Inland common stock:
•
in favor of the merger agreement and the transactions contemplated by the merger agreement;

•
against any action or agreement which would result in a breach of any term of, or any other obligation of Inland under the merger agreement or which is reasonably likely to result in any conditions to Byline’s obligations from being fulfilled; and

•
against any action or agreement which would impede or materially delay or interfere with the transactions contemplated by the merger agreement.

The 24,922,465.50 shares of Inland common stock initially subject to the voting agreement represent approximately 74.11% of Inland’s outstanding shares of common stock as of April 21, 2023. The voting obligations under the voting agreement will automatically terminate upon the earlier of (a) the effective time and (b) the date of termination of the merger agreement in accordance with its terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGER
The following summary describes the material U.S. federal income tax consequences of the integrated merger to U.S. holders (as defined below) of Inland common stock. The summary is based upon the Code, applicable U.S. Department of the Treasury regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax. In addition, the discussion does not address any alternative minimum tax consequences of the merger.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion addresses only those U.S. holders of Inland common stock that hold their Inland common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Inland common stock in light of their individual circumstances or to holders of Inland common stock that are subject to special rules, such as a beneficial owner of Inland stock that is not a “U.S. holder”; financial institutions; qualified insurance plans; qualified retirement plans and individual retirement accounts; S corporations or other pass-through entities (or entities or arrangements classified as pass-through entities for U.S. federal income tax purposes), or investors in pass-through entities; persons liable for the alternative minimum tax; insurance companies; tax-exempt organizations; brokers or dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Inland common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; persons with “applicable financial statements” within the meaning of Section 451(b) of the Code; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; and holders who acquired their shares of Inland common stock through the exercise of an employee stock option, as a restricted stock award or otherwise as compensation or through a tax-qualified retirement plan.
If a partnership (or other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Inland common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the integrated merger to them.
The parties intend for the integrated merger to be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and for each of Inland and Byline to be considered a party to such reorganization within the meaning of Section 368(b) of the Code. It is a condition to Inland’s obligation to complete the merger that Inland receive an opinion from Barack Ferrazzano Kirschbaum & Nagelberg LLP (or such other law firm acceptable to Inland and Byline), dated the closing date of the merger, and it is a condition to Byline’s obligation to complete the merger that Byline receive an opinion from Vedder Price P.C. (or such other law firm acceptable to Byline and Inland), dated the closing date of the merger, each substantially to the same effect as the opinions described in the preceding. These conditions are waivable, and Byline and Inland undertake to recirculate appropriate soliciting materials and resolicit the votes of Inland stockholders if either of these conditions is waived and the change in U.S. federal income tax consequences is material. These opinions will be based upon representation letters provided by Byline and Inland and upon customary factual assumptions. Neither Byline nor Inland has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the integrated merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth above or below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the integrated merger could be adversely affected.
The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of Byline or Inland. You should consult with your own tax advisor as to the tax consequences of the integrated merger in light of your particular circumstances, including without limitation the applicability and effect of the federal alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.
Federal Income Tax Consequences of the Integrated Merger
Based upon the terms of the merger agreement and the facts and representations contained in the representation letters received from Inland and Byline in connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, it is the opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP and Vedder Price P.C. that the integrated merger will be, treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, no gain or loss will be recognized by Byline or Inland as a result of the integrated merger and the material U.S. federal income tax consequences of the integrated merger to U.S. holders will be as follows:
•
Gain (but not loss) will be recognized by U.S. holders of Inland common stock who receive shares of Byline common stock and cash in exchange for shares of Inland common stock pursuant to the integrated merger, in an amount equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Byline common stock received in the integrated merger, over such U.S. holder’s adjusted tax basis in the shares of Inland common stock surrendered by such U.S. holder in the integrated merger and (ii) the amount of cash received by such U.S. holder in the integrated merger (in each case, excluding any cash received in lieu of fractional shares of Byline common stock, which is discussed below under “— Cash in Lieu of Fractional Shares of Byline Common Stock”).

•
Generally, a U.S. holder’s aggregate tax basis in the Byline common stock received by such U.S. holder in the integrated merger in exchange for its Inland common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “— Cash in Lieu of Fractional Shares of Byline Common Stock,” will equal such U.S. holder’s aggregate tax basis in the Inland common stock surrendered in the integrated merger, increased by the amount of taxable gain (whether such gain is classified as capital gain or dividend income, as discussed below), if any, recognized by such U.S. holder in the integrated merger (other than with respect to cash received in lieu of fractional shares of Byline common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the integrated merger (other than cash received in lieu of fractional shares of Byline common stock).

•
The holding period for the shares of Byline common stock received in the integrated merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “— Cash in Lieu of Fractional Shares of Byline Common Stock,” generally will include the holding period for the shares of Inland common stock exchanged therefor.

In the case of any U.S. holder who acquired different blocks of Inland common stock at different times or at different prices, any gain will be determined separately for each identifiable block of shares exchanged in the integrated merger. U.S. holder should consult its tax advisor prior to the exchange regarding the manner in which cash and Byline common stock received in the exchange should be allocated among different blocks of Inland common stock and with regard to identifying the basis or holding periods of the particular shares of Byline common stock received in the integrated merger.
Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of Inland common stock for more than one year at the effective time of the integrated merger. For U.S. holders of shares of Inland common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gain.

In some cases, including without limitation, if a holder actually or constructively owns Byline common stock other than Byline common stock received pursuant to the integrated merger, gain recognized pursuant to the integrated merger could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of Inland common stock should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.
Cash in Lieu of Fractional Shares of Byline Common Stock
A U.S. holder who receives cash instead of a fractional share of Byline common stock will be treated as having received the fractional share of Byline common stock pursuant to the integrated merger and then as having exchanged the fractional share of Byline common stock for cash in a redemption by Byline. As a result, such U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the tax basis allocated to such fractional share of Byline common stock (as described above). Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Inland common stock exchanged by such U.S. holder is greater than one year as of the effective time. For U.S. holders of shares of Inland common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gain. The deductibility of capital losses is subject to limitations. See the above discussion regarding blocks of stock that were purchased at different times or at different prices.
Medicare Net Investment Income Tax
In addition to regular U.S. federal income tax, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income (or adjusted gross income, in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividend income and net gain recognized with respect to a disposition of shares of Inland common stock pursuant to the integrated merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of this tax with respect to your disposition of shares of Inland common stock pursuant to the integrated merger.
Backup Withholding and Information Reporting
Payments of cash to a U.S. holder of Inland common stock pursuant to the integrated merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding (currently at a rate of 24%) unless the holder provides proof of an applicable exemption satisfactory to Byline and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
A U.S. holder of Inland common stock, as a result of having received Byline common stock in the integrated merger, will be required to retain records pertaining to the integrated merger. In addition, each U.S. holder of Inland common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth certain information, including the parties to the integrated merger, the date of the integrated merger and such holder’s basis in the Inland common stock surrendered. A “significant holder” is a holder of Inland common stock who, immediately before the integrated merger, owned at least 1% of the vote or value of the outstanding stock of Inland or securities of Inland with a basis for federal income tax purposes of at least $1 million.
Foreign Account Tax Compliance Act
Under Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), a holder of Inland common stock could be subject to a 30% U.S. withholding tax on gross proceeds from its exchange of stock for cash received pursuant to the integrated merger if it holds its stock through a foreign financial institution that has not entered into an agreement with the U.S. government to report certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or that has been designated as a “nonparticipating foreign financial institution” if it is subject to an intergovernmental agreement between the United States and a foreign country, or if other conditions are met. The adoption of, or implementation of, an intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations, may modify these requirements. The Internal Revenue Service has released proposed regulations that, if finalized in their proposed form, would generally eliminate the obligation to withhold on gross proceeds from the sale or other disposition of property that produces U.S. source interest or dividends. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Holders of Inland common stock should consult their own tax advisors on how these rules may apply to cash payments made in exchange for their stock pursuant to the integrated merger in light of their own individual circumstances.
The discussion is intended only as a summary of material U.S. federal income tax consequences of the integrated merger. This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the integrated merger. Tax matters are very complicated, and the tax consequences of the integrated merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign tax consequences, including without limitation tax return reporting, the applicability and effect of the Medicare net investment income tax, the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.
COMPARISON OF STOCKHOLDERS’ RIGHTS
General
Inland is incorporated under the laws of the State of Maryland, and the rights of Inland stockholders are governed by Maryland law, Inland’s articles of incorporation and Inland’s bylaws. As a result of the merger, Inland stockholders will receive shares of Byline common stock and will become Byline stockholders. Byline is incorporated under the laws of the State of Delaware, and the rights of Byline stockholders are governed by the laws of the State of Delaware, Byline’s certificate of incorporation and Byline’s bylaws. Thus, following the merger, the rights of Inland stockholders who become Byline stockholders in the merger will no longer be governed by Inland’s articles of incorporation and bylaws and instead will be governed by the laws of the State of Delaware and Byline’s certificate of incorporation and Byline’s bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Inland stockholders under Maryland law and Inland’s articles of incorporation and bylaws (left column) and the rights of Byline stockholders under Delaware law and Byline’s certificate of incorporation and bylaws (right column). While the parties believe that the summary table includes the material differences between the rights of Inland stockholders and those of Byline stockholders, this summary does not include a complete description of all the differences between the rights of the stockholders.
Copies of the full text of Byline’s certificate of incorporation and bylaws currently in effect are available, without charge, by following the instructions in the section entitled “Where You Can Find More Information”.

Inland	Byline
Authorized Capital Stock
The total number of shares of all classes of stock which Inland has the authority to issue is 100,300,000, of which 87,000,000 shares are designated as common stock, and 13,000,000 shares are designated as preferred stock, all of which have a $1.00 par value per share.	The total number of shares of all classes of stock which Byline has the authority to issue is 175 million, of which 150 million shares are designated as common stock, and 25 million shares are designated as preferred stock.
As of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, there were issued and outstanding 33,628,162 shares of Inland common stock and no shares of preferred stock.	As of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, there were 37,709,728 shares of Byline common stock and no shares of Byline preferred stock outstanding.
Inland	Byline
Dividends
Holders of Inland common stock are equally entitled to receive ratably such dividends as may be declared from time to time by the Inland board out of legally available funds.	Holders of Byline common stock are equally entitled to receive ratably such dividends as may be declared from time to time by the Byline board out of legally available funds.
The ability of the Inland board to declare and pay dividends on Inland common stock is subject to the laws of the State of Maryland, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) Inland may then have outstanding.	The ability of the Byline board to declare and pay dividends on Byline common stock is subject to the laws of the State of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including any preferred stock) Byline may then have outstanding.
Inland	Byline
Number of Directors
The number of directors of Inland cannot be less than one or more than fifteen. The number of directors can be determined from time to time by resolution of a majority of the Inland board or by the Inland stockholders at the annual meeting.	The number of directors of Byline may be designated from time to time by resolution of the Byline board.
The Inland board is not classified — directors serve one-year terms and are elected annually.	The Byline board is not classified — directors serve one-year terms and are elected annually.
Inland	Byline
Election of Directors
Each director holds office until his or her successor is elected and qualified or until his or her resignation or removal. Directors are elected annually by a plurality of the shares present in person or represented by proxy and entitled to vote.	Each director holds office until his or her successor is elected and qualified or until his or her resignation or removal. Directors are elected annually by a plurality of the shares present in person or represented by proxy and entitled to vote.
Inland stockholders do not have cumulative voting rights.	Byline stockholders do not have cumulative voting rights.

Inland	Byline
Removal of Directors
Any director may resign at any time by giving written notice to the Inland board. The acceptance of a resignation is not necessary to make it effective.	Any director may resign at any time after giving notice to the Byline board or the Chief Executive Officer, the President, or the Secretary of Byline.
Any director or directors may be removed with or without cause, at any time, by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a meeting of the stockholders called for that purpose.	Any director or the entire Byline board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Inland	Byline
Filling Vacancies on the Board of Directors
Vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office or by the sole remaining director.	Vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office or by the sole remaining director.
If there are no directors then in office, then an election of directors may be held in a manner provided by Maryland law. If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board, the Maryland courts may, upon application of any stockholder(s) holding at least ten percent (10%) of the total number of shares then outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.	Whenever the holders of any class of stock are entitled to elect one or more directors by Byline’s certificate of incorporation, vacancies and newly created directorships of such class may be filled by a majority of the directors elected by such class then in office, or by the sole remaining director.
Inland	Byline
Call of Special Meetings of Directors
Special meetings may be called by the President or any two of the Inland board on three days’ written notice to each director. Except as required by law, notice may be given either personally or by mail or by electronic means.	Special meetings of the Byline board may be called by the Chairman, the Chief Executive Officer, the President, an Executive Vice President or by any two directors.
Inland	Byline
Limitation on Director Liability
To the fullest extent authorized by the MGCL, a director of Inland will not be liable to Inland or its stockholders for monetary damages for breach of a director’s fiduciary duty, except to the extent that such exemption from or limitation of liability is not permitted under the MGCL.	To the fullest extent authorized by the DGCL, a director of Byline will not be liable to Byline or its stockholders for monetary damages for breach of a director’s fiduciary duty as a director, except to the extent that such exemption from or limitation of liability is not permitted under the DGCL.

Inland	Byline
Indemnification of Directors and Officers
To the fullest extent permitted by the MGCL, Inland is authorized to provide indemnification to its directors, officers, employees and agents.	To the fullest extent permitted by the DGCL, Byline is authorized to provide indemnification of its directors, officers, employees and agents.
No claim for indemnification will be paid by Byline unless Byline determines the indemnitee acted in good faith and reasonably believed to act in the best interest of Byline.
Inland	Byline
Call of Special Meeting of Stockholders
Special meetings of Inland stockholders may be called at any time by the President or by a majority of the board of directors and shall be called by the President, Secretary or any director at the request in writing of a majority of Inland’s stockholders entitled to vote stating the place, date and hour of the meeting, and the purpose(s) of the proposed meeting.	Special meetings of Byline stockholders may be called at any time by the Chairperson of the Byline board, the Chief Executive Officer, the President, an Executive Vice President of Byline or the Byline board. Special meetings may be held at any time and place, within or without the State of Delaware, including by means of remote communication.
Notice will be provided not less than 10 nor more than 90 days before the meeting to each stockholder entitled to vote at such special meeting.	Written notice will be given not less than ten (10) nor more than sixty (60) days before the date of the meeting.
Inland	Byline
Quorum of Stockholders
Except as otherwise provided by applicable law or Inland’s certificate of incorporation, the presence, in person or by proxy, of stockholders holding a majority of the issued and outstanding stock of Inland entitled to vote will constitute a quorum at all meetings of the stockholders.	At each meeting, except where otherwise provided by law or Byline’s certificate of incorporation or bylaws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, will constitute a quorum.
Where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of the class or classes, present in person or represented by proxy, will constitute a quorum.
Inland	Byline
Required Vote for Certain Matters
Directors are elected by a plurality of the votes of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. All other matters are decided by the vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the meeting, except as otherwise specified in Inland’s certificate of incorporation or as otherwise provided by applicable law.	Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Inland	Byline
In all other matters, unless otherwise provided by law or Byline’s certificate of incorporation or bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.
Where a separate vote by class or classes is required for any matter, the affirmative vote of the holders of a majority of the shares of the class or classes, present in person or represented by proxy, will be the act of the class or classes. Byline stockholders are not permitted to act by written consent.
Inland	Byline
Amendments to Certificate of Incorporation and Bylaws
Inland’s bylaws may be amended by a majority of the Inland board at any regular or special meeting of the board or by an affirmative vote by the holders of at least two-thirds of Inland’s common stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders.	Byline’s bylaws may be amended or repealed, and new bylaws adopted, by the Byline board, but the stockholders entitled to vote may adopt additional bylaws or amend or repeal any bylaws whether or not adopted by them.
Inland’s certificate of incorporation may be amended at any meeting of the stockholders, by an affirmative vote of the holders of two-thirds of Inland’s stock issued and outstanding and entitled to vote.	To amend the certificate of incorporation, the DGCL generally requires board approval and the affirmative vote of the holders of a majority of the outstanding stock entitled to vote.
Inland	Byline
Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals
Written notice of any nomination or other proposal must be timely and any proposal, other than a director nomination, must constitute a proper matter for stockholder action. To be timely, the stockholder notice must be delivered to the Secretary of Inland not less than ninety (90) nor more than one hundred and twenty (120) days prior to the date fixed for the annual meeting of the stockholders. Inland’s annual meeting is held in March each year, unless otherwise designated by the board.	Written notice of any nomination or other proposal must be timely and any proposal, other than a director nomination, must constitute a proper matter for stockholder action. To be timely, the stockholder notice must be delivered to the Secretary of Byline not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary of the annual meeting for the preceding year. Byline’s 2022 annual meeting occurred on June 7, 2022.
Inland	Byline
Forum Selection Clause
Inland does not have a forum selection clause in its bylaws.	Byline’s bylaws provide that Delaware will be the sole and exclusive forum for certain types of legal actions unless Byline consents in writing to the selection of an alternative forum.

DESCRIPTION OF BYLINE’S CAPITAL STOCK
The following description of Byline’s capital stock is a summary of the material terms of Byline’s certificate of incorporation and bylaws.
General
Byline’s authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of April 24, 2023, the last practicable date before the date of this proxy statement/prospectus, there were 37,709,728 shares of Byline common stock and no shares of Byline preferred stock outstanding. The authorized but unissued shares of Byline’s capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Byline’s issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.
Common Stock
Subject to the rights and preferences granted to holders of Byline’s preferred stock then outstanding, and except with respect to voting rights, conversion rights and certain distributions of Byline’s capital stock, holders of Byline common stock rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Byline with respect to such meetings.
Dividends.   Holders of Byline common stock are equally entitled to receive ratably such dividends as may be declared from time to time by the Byline board out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of common stock shall only be entitled to receive shares of common stock. The ability of the Byline board to declare and pay dividends on Byline common stock is subject to the laws of the State of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) Byline may then have outstanding. Byline’s principal source of income is dividends that are declared and paid by Byline Bank on its capital stock. Therefore, Byline’s ability to pay dividends is dependent upon the receipt of dividends from Byline Bank.
Voting rights.   Each holder of Byline common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Byline preferred stock. Holders of Byline common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.
Liquidation rights.   In the event of Byline’s liquidation, dissolution or winding up, holders of Byline common stock are entitled to share ratably in all of Byline’s assets remaining after payment of liabilities, including, but not limited to, the liquidation preference of any then outstanding preferred stock. Because Byline is a bank holding company, Byline’s rights and the rights of Byline’s creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of Byline’s subsidiary’s creditors, except to the extent that Byline may be a creditor with recognized claims against Byline’s subsidiary.
Preemptive and other rights.   Holders of Byline common stock are not entitled to any preemptive, subscription or redemption rights, and no sinking fund will be applicable to Byline common stock.
Preferred Stock; Depositary Shares
Byline’s certificate of incorporation authorizes the Byline board to issue up to 25,000,000 shares of preferred stock, in one or more series. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by Byline stockholders. The Byline board is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under Byline’s certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. Without stockholder approval, Byline could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Byline stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.
Byline does not have any preferred stock outstanding as of the date of this proxy statement/prospectus.
Authorized but Unissued Capital Stock
The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Byline board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Byline by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Byline’s management and possibly deprive Byline stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.
ANTI-TAKEOVER PROVISIONS IN THE CERTIFICATE OF INCORPORATION AND BYLAWS
Business Combination Statute.   Byline has elected to opt out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Federal banking law.   The ability of a third party to acquire Byline’s stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of Byline’s outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of Byline. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual or a qualified family partnership, that controls Byline for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of Byline’s outstanding common stock (or any other class of Byline’s voting securities).
Requirements for advance notification of stockholder nominations and proposals.   Byline’s bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder proposal must be timely given in writing to Byline’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Byline’s principal executive offices not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by Byline’s bylaws.

Limits on written consents.   Byline’s certificate of incorporation provides that any action to be taken by the stockholders that the stockholders are required or permitted to take must be effected at a duly called annual or special meeting of stockholders. Byline’s stockholders are not permitted to take action by written consent.
Annual meetings; limits on special meetings.   Byline held its 2022 annual meeting of stockholders virtually through a live webcast on June 7, 2022. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) the Byline board, (ii) the Chairperson of the Byline board, (iii) the Chief Executive Officer of Byline, (iv) the President of Byline, or (v) an Executive Vice President of Byline.
Amending Byline’s Certificate of Incorporation and Bylaws
Byline’s certificate of incorporation may be amended or altered in any manner provided by the DGCL. Byline’s bylaws may be adopted, amended, altered or repealed by stockholders only upon the affirmative vote of holders of a majority of the shares of Byline common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Additionally, Byline’s certificate of incorporation provides that Byline’s bylaws may be amended, altered or repealed by the Byline board by a majority vote.
Sole and Exclusive Forum
Byline’s bylaws provide that, unless Byline consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Byline’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Byline’s directors, officers, employees or agents to Byline or Byline stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Byline’s certificate of incorporation or Byline’s bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring any interest in any shares of Byline capital stock shall be deemed to have notice of and to have consented to this provision of Byline’s certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against Byline and Byline’s directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of Byline’s certificate of incorporation to be inapplicable or unenforceable.
Indemnification and Limitation of Liability
Byline’s bylaws provide generally that Byline will indemnify and hold harmless, to the full extent permitted by law, Byline’s directors, officers, employees and agents, as well as other persons who have served as Byline’s directors, officers, employees or agents and other persons who serve or have served at Byline’s request at another corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise in connection with any actual or threatened action, suit or proceeding, subject to limited exceptions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Byline’s directors, officers and controlling persons, Byline has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, Byline’s ability to provide indemnification to Byline’s directors and officers is limited by federal banking laws and regulations.
Byline’s certificate of incorporation limits, to the full extent permitted by law, the personal liability of Byline’s directors in actions brought on Byline’s behalf or on behalf of Byline stockholders for monetary damages as a result of a director’s breach of fiduciary duty while acting in a capacity as a director. Byline’s certificate of incorporation does not eliminate or limit Byline’s right or the right of Byline stockholders to seek injunctive or other equitable relief not involving monetary damages.
Listing
Byline common stock is listed on the NYSE under the symbol “BY”.

Transfer Agent and Registrar
The transfer agent and registrar for Byline common stock is American Stock Transfer & Trust Company, LLC.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following tables set forth, as of April 21, 2023, holdings of Inland common stock by (i) each person who is known to Inland to be the beneficial owner of more than 5% of Inland common stock; (ii) each director of Inland; (iii) each executive officer of Inland; and (iv) all directors and executive officers of Inland as a group. The information contained herein has been obtained from Inland’s records and from information furnished directly to Inland by each individual or entity. Applicable percentage ownership in each of the tables is based on 33,628,162 shares of Inland common stock outstanding as of April 21, 2023. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them (or, where applicable, shared power with such individual’s spouse with respect to shares owned as community property). Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act); however, the inclusion of shares of the Inland common stock in the tables below shall not be deemed an admission of beneficial ownership of all the reported shares for any purpose. The address for each director listed below is c/o Inland Bancorp, Inc., 2805 Butterfield Road, Oak Brook, Illinois 60523.
Directors and Executive Officers
The following table sets forth the number and percentage of shares of Inland common stock beneficially owned, as of April 21, 2023, by: (i) each of Inland’s directors; (ii) each of Inland’s executive officers; and (iii) all directors and executive officers of Inland as a group.
Name of Beneficial Owner	Position	Shares of Inland Common Stock Beneficially Owned	Percent of Inland Common Stock
Daniel Goodwin	Chairman and Chief Executive Officer	24,922,465.50	74.11%
Robert Baum(1)	General Counsel and Executive Vice President	1,960,685.50	5.83%
Paul Wheeler(2)	Director	80,605	*
Harry Lukens(3)	Director	42,250	*
Richard Rosenberg(4)	Director	47,250	*
Anthony Navilio(5)	Director	36,000	*
Leland Lewis(6)	Director	26,000	*
Martel Day(7)	Director	13,047	*
Lawrence Aaron(8)	Director	22,250	*
Peter Stickler(9)	President	83,000	*
Deborah Bartelt(10)	Senior Vice President	63,200	*
All Directors and Executive Officers as a group (11 in number)		27,296,753	81.17%

*
Less than 1%.

(1)
Includes 1,960,685.50 shares held by Robert H. Baum Revocable Trust for which Mr. Baum serves as Trustee.

(2)
Includes 80,605 shares held by Paul J Wheeler Trust for which Mr. Wheeler serves as Trustee.

(3)
Includes 42,250 shares held jointly by Harry L. Lukens and Ann M. Lukens, the spouse of Mr. Lukens.

(4)
Includes 33,950 shares held jointly by Richard Rosenberg and Barbara Rosenberg, the spouse of Mr. Rosenberg.

(5)
Includes 36,000 shares held jointly by Anthony Navilio and Kathleen Navilio, the spouse of Mr. Navilio.

(6)
Includes 26,000 shares held by Leland Lewis Trust for which Mr. Lewis serves as Trustee.

(7)
Includes 13,047 shares held jointly by R. Martel Day and Cindy Day, the spouse of Mr. Day.

(8)
Includes 22,250 shares held by Lawrence Aaron Trust for which Mr. Aaron serves as Trustee.

(9)
Includes 83,000 shares held by Peter. B. Stickler Trust for which Mr. Stickler serves as Trustee.

(10)
Includes 5,700 shares held by Deborah A. Bartelt Individual Retirement Account.

Principal Stockholders
The following table sets forth the number and percentage of shares of Inland common stock beneficially owned, as of April 21, 2023, by each person who is known to Inland to be the beneficial owner of more than 5% of Inland common stock.
Name of Beneficial Owner	Shares of Inland Common Stock Beneficially Owned	Percent of Inland Common Stock
Daniel Goodwin	24,922,465.50	74.11%
Robert Baum	1,960,685.50	5.83%
EXPERTS
The consolidated financial statements of Byline Bancorp, Inc. and Subsidiaries (the “Company”) incorporated in this proxy statement/prospectus by reference from the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 and the effectiveness of internal control over financial reporting have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in the method of accounting for credit losses) which is incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
LEGAL OPINIONS
The validity of the Byline common stock to be issued in connection with the merger will be passed upon for Byline by Vedder Price P.C., Chicago, Illinois. Vedder Price P.C., Chicago, Illinois, and Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois, will deliver at the effective time their opinions to Byline and Inland, respectively, as to certain U.S. federal income tax consequences of the integrated merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Merger”.
INLAND ANNUAL MEETING STOCKHOLDER PROPOSALS
Inland intends to hold an annual meeting of stockholders in 2023 only if the merger is not completed. In the event that the merger is not completed in 2023, or at all, any stockholder nominations or proposals intended to be presented at Inland’s next annual meeting must be submitted in accordance with Inland’s bylaws and applicable law.
If the merger is completed, Inland stockholders will become stockholders of Byline. Any stockholder nominations or proposals which a stockholder wishes to have included in Byline’s proxy statement and form of proxy relating to its 2024 annual meeting of stockholders must be received by the date, and must otherwise comply with the requirements, described in Byline’s proxy statement for its 2023 annual meeting of stockholders filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows Byline to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies and you should read this proxy statement/prospectus together with any other documents incorporated by reference in this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Byline (File No. 001-38139):
•
Annual Report on Form 10-K for the year ended December 31, 2022;

•
Proxy Statement on Schedule 14A in connection with Byline’s 2023 Annual Stockholders Meeting filed with the SEC on April 24, 2023;

•
Current Reports on Form 8-K filed with the SEC on April 11, 2023 and April 17, 2023, and Form 8-K/A filed on April 17, 2023 (other than the portions of those documents not deemed to be filed); and

•
the description of Byline’s capital stock contained in its Registration Statement on Form 8-A, filed with the SEC on June 28, 2017, as updated by Exhibit 4.2 to Byline’s Annual Report on Form 10-K for the year ended December 31, 2022 — “Description of the Company’s Securities Registered Under to Section 12 of the Securities Exchange Act of 1934”, and any amendment or report filed by Byline with the SEC for the purpose of updating such description.

In addition, Byline is incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting of the Inland stockholders; provided, however, that Byline is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
Byline files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Byline files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information”.
Neither Byline nor Inland has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/ prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Appendix A
AGREEMENT AND PLAN OF MERGER
by and among
BYLINE BANCORP, INC.,
BUTTERFIELD ACQUISITION CORPORATION
and
INLAND BANCORP, INC.
Dated as of November 30, 2022

A-i

Annex 1 – Form Of Parent Merger Agreement	Annex 1-1
Annex 2 – Form Of Bank Merger Agreement	Annex 2-1

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of November 30, 2022 (this “Agreement”), by and among Byline Bancorp, Inc., a Delaware corporation (“Parent”), Butterfield Acquisition Corporation, a Maryland corporation (“Merger Sub”) and Inland Bancorp, Inc., a Maryland corporation (the “Company”).
Recitals
A.   The Proposed Transaction.   Upon the terms and conditions of this Agreement, the parties intend to effect a strategic business combination pursuant to which Merger Sub, a newly formed, direct, wholly owned Subsidiary of Parent, will merge with and into the Company (the “Merger”). The Company will be the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, the Company will merge with and into Parent, with Parent being the surviving corporation (the “Parent Merger”) and it is the intention of Parent that immediately following the Parent Merger, Inland Bank and Trust, an Illinois state chartered bank and wholly owned Subsidiary of the Company (“Inland Bank”), will merge with and into Byline Bank, an Illinois state chartered bank and a wholly owned Subsidiary of Parent (“Byline Bank”), with Byline Bank being the surviving bank (the “Bank Merger”). The Parent Merger and the Bank Merger sometimes are collectively referred to herein as the “Subsequent Mergers”.
B.   Board Determinations.   The respective boards of directors of the Company and Parent have each determined that the Merger, the Parent Merger and the other transactions contemplated hereby are in the best interests of their respective stockholders, and, therefore, have approved this Agreement, the Merger, the Parent Merger and the other transactions contemplated hereby.
C.   Intended Tax Treatment.   The parties intend the Merger together with the Parent Merger to be treated for federal income Tax purposes as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”). The parties intend that this Agreement be and hereby is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
D.   Company Voting Agreements.   As an inducement to and condition of Parent’s willingness to enter into this Agreement, certain directors and officers of the Company are concurrently entering into voting agreements, the form of which has been Previously Disclosed (the “Company Voting Agreements”), pursuant to which, among other things, such persons agree to vote all of their shares of Company Common Stock in favor of approval of this Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby.
NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the Company, Parent and Merger Sub agree as follows:
ARTICLE 1
DEFINITIONS; INTERPRETATION
1.1   Definitions.   This Agreement uses the following definitions:
“Acquisition Proposal” means (1) a tender or exchange offer to acquire more than twenty-five percent (25%) of the voting power in the Company or any of its Significant Subsidiaries, (2) a proposal for a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or (3) any other proposal or offer to acquire in any manner more than twenty-five percent (25%) of the voting power in, or more than twenty-five percent (25%) of the business, assets or deposits of, the Company or any of its Significant Subsidiaries determined on a consolidated basis, in each case other than the transactions contemplated hereby. For the avoidance of doubt, the term “Acquisition Proposal” as used herein shall not include the Mortgage Business Disposition, Loan Disposition, HSA Disposition or Restitution Claim Disposition.
“Acquisition Transaction” means, with respect to a person, (1) a merger, consolidation or other business combination transaction involving that person or any of its Significant Subsidiaries (other than mergers, consolidations or other business combination transactions involving solely that person and/or one or more of its wholly owned Subsidiaries), (2) a purchase, lease or other acquisition of more than twenty-five percent (25%) of the business, assets or deposits of that person or any of its Significant Subsidiaries determined on a consolidated basis or (3) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing more than twenty-five percent (25%) of the voting power of that person or any of its Significant Subsidiaries or more than twenty-five percent (25%) of the outstanding securities of any class or series of any securities of that person or any of its Significant Subsidiaries, in each case as determined on a consolidated basis, in each case other than the transactions contemplated or permitted hereby. For the avoidance of doubt, the term “Acquisition Transaction” as used herein shall not include the Mortgage Business Disposition, Loan Disposition, HSA Disposition or Restitution Claim Disposition.
“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person. For the purposes of the definition of Affiliate, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (1) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person; (2) control, in any manner, over the election of a majority of the directors, trustees, general partners or managing members (or individuals exercising similar functions) of such person; or (3) the ability to exercise a controlling influence over the management or policies of such person.
“Bank Merger Act” means the Bank Merger Act of 1960, as amended.
“Benefit Arrangement” means, with respect to the Company (a “Company Benefit Arrangement”) or Parent (a “Parent Benefit Arrangement”), each of the following under which any of its current or former employees or directors has any present or future right to benefits or compensation and (1) that is sponsored or maintained by it or its Subsidiaries, or (2) under which it or its Subsidiaries has or would reasonably expect to have any liability or obligation: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each stock purchase, stock option, restricted stock, performance share, stock appreciation right, equity, severance, retirement, employment, consulting, change-in-control, fringe benefit, bonus, incentive, retention, deferred compensation, paid time off benefits and other employee compensation or benefit plan, agreement, program, policy or other arrangement, other than, in each case, (x) for the payment of wages or base compensation in the ordinary course of business or that is maintained, administered or mandated by a Governmental Authority or (y) any “multiemployer plan” within the meaning of Section 3(37) of ERISA.
“BHC Act” means the Bank Holding Company Act of 1956, as amended.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
“Company Board” means the board of directors of the Company.
“Company Common Stock” means the common stock, $1.00 par value per share, of the Company.
“Company ERISA Affiliate” means each corporation or other person or entity engaged in a trade or business that is treated as a single employer with the Company or its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code.
“Company Stock Plan” means the Inland Bancorp, Inc. Omnibus Stock Incentive Plan that authorizes grants of stock options and shares of restricted stock to employees and non-employee directors of the Company.
“Company Tangible Common Equity” means the Company’s consolidated total tangible common stockholders’ equity calculated as set forth on Schedule 1.1 and otherwise in accordance with GAAP on a basis consistent with the Company Financial Statements.
“Company Transaction Expenses” means the following gross after-tax transaction costs of the Company or Inland Bank necessary to consummate, or incurred or accrued (or required to be accrued in accordance with GAAP) in connection with, the transactions (including, for the avoidance of doubt, the Mortgage Business Disposition and the Loan Disposition) contemplated by this Agreement, in amounts not to exceed the amounts as Previously Disclosed: (i) the aggregate fees and expenses of attorneys, accountants, consultants, brokers, finders, financial advisors and other professional advisors incurred by the Company or Inland Bank in connection the transactions contemplated by this Agreement; (ii) any payments due under any agreements, retention or stay bonus or other similar arrangements; (iii) the cost of any termination fees paid or required to be paid as a result of a termination of any Contract in connection with the Closing of the transaction; (iv) the premium for the Tail Policy; and (v) the costs associated with obtaining the Surveys and Title Commitments described in Section 6.15(a).
“Confidentiality Agreement” means the Confidentiality Agreement between Parent and the Company, dated January 24, 2022.
“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement or operating agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.
“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, understanding, arrangement or commitment (other than a Benefit Arrangement) to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their assets or properties may be subject, whether or not in writing.
“Conversion” means the conversion of processing, reporting, payment and other operating systems as determined by Parent so that Inland Bank and Byline Bank utilize the same such systems or otherwise compatible systems.
“Dissenting Common Shares” means shares of Company Common Stock that are held or beneficially owned by a person who has properly exercised and perfected appraisal, dissenters or similar rights under Sections 3-202 and 3-203 of the MGCL.
“Environmental Laws” means all applicable Laws regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials, protection of the environment or protection of human health and safety (regarding Hazardous Materials).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Common Shares” means shares of Company Common Stock beneficially owned by Parent (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in the Company’s treasury.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any court, administrative or executive agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.
“Hazardous Materials” means any hazardous or toxic substances, materials, wastes, pollutants, contaminants or harmful substances, including petroleum compounds, asbestos, mold and lead, regulated under or which may give rise to liability under any Environmental Law.
“Intellectual Property” means all (1) trademarks, service marks, brand names, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (2) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (3) Trade Secrets; (4) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (5) all other intellectual property or proprietary rights.

“IRS” means the Internal Revenue Service.
“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“Knowledge” means, with respect to: (1) the Company, those facts, events, circumstances and other matters that the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Chief Risk Officer, the Chief Credit Officer or the Chief Loan Officer actually knows, or would reasonably be expected to know after reasonable inquiry, and (2) Parent, those facts, events, circumstances and other matters that the Chief Executive Officer, the President, the Chief Financial Officer or Chief Loan Officer of Parent actually knows, or would reasonably be expected to know after reasonable inquiry.
“Law” means any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, interpretation, order, judgment, injunction, directive, policy, guidance, ruling, approval, permit, requirement or rule of law enacted, issued, promulgated, enforced or entered by any Governmental Authority.
“Lease” means any lease, sublease, license, concession or other Contract pursuant to which the Company or any Subsidiary thereof holds any Leased Real Property.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary thereof.
“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, encumbrance, option, right to acquire or adverse interest (other than any nonexclusive licenses granted in the ordinary course of business consistent with past practice).
“Material Adverse Effect” means, with respect to the Company or Parent, any fact, circumstance, change, event or effect that, either individually or in the aggregate with any other fact, circumstance, change, event or effect: (1) is or would reasonably be expected to have a material adverse effect on the capital, financial condition, results of operations or business of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clauses (A), (B), (C), (D) or (E), only to the extent that the effect of a change on it is not materially different than on comparable banking organizations organized and operated in the United States or any state therein (in which case only the incremental materially disproportionate effect may be taken into account in determining whether there has been a Material Adverse Effect)) the impact of (A) changes in banking and other Laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting requirements applicable to banking services organizations generally, (C) changes in the credit markets or prevailing interest rates or other general economic conditions generally affecting banking organizations operating in the United States or any state therein, (D) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism), (E) volcanoes, tsunamis, Pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, (F) actions or omissions of a party to this Agreement that are expressly required by this Agreement or taken upon the written request or with the prior written consent of the other party to this Agreement in contemplation of the transactions contemplated hereby, (G) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation thereof, including the impacts thereof on relationships with customers and employees, or (H) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance; or (2) would materially impair the ability of the party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
“Merger Consideration” means an amount equal to the result of the (i) Per Common Share Consideration multiplied by (ii) the number of issued and outstanding shares of Company Common Stock as of immediately prior to the Effective Time.
“Merger Sub Stock” means the common stock, $1.00 par value, of Merger Sub.
“MGCL” means the Maryland General Corporation Law, as amended.

“Mortgage Loans” means Loans secured by real property or interests in real property that are or were owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries.
“NYSE” means The New York Stock Exchange.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including the property, assets and rights that comprise OREO, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary thereof.
“Pandemic” means any epidemics or pandemics related to SARS-CoV-2 or COVID-19, or any variants, evolutions, or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.
“Pandemic-Related Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Pandemic.
“Parent Board” means the board of directors of Parent.
“Parent Closing Price” means the volume weighted average price of one share of Parent Common Stock as reported on the NYSE for the five (5) business days ending on the business day immediately prior to the Closing Date (the “Parent Closing Price”).
“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.
“Parent ERISA Affiliate” means each corporation or other person or entity engaged in a trade or business that is treated as a single employer with the Parent or its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code.
“Parent Expenses” means the reasonable and documented out-of-pocket expenses incurred by Parent in conjunction with the negotiation and execution of the transactions contemplated herein.
“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, of Parent.
“Parent Stock” means, collectively, the Parent Common Stock and the Parent Preferred Stock.
“Parent Stock Options” means all outstanding and unexercised employee options to purchase Parent Common Stock.
“Parent Stock Plans” means the Byline Bancorp Equity Incentive Plan, Byline Bancorp Inc. 2017 Omnibus Incentive Compensation Plan, Byline Bancorp, Inc. Employee Stock Purchase Plan and First Evanston Bancorp, Inc. Stock Incentive Plan.
“Permitted Liens” shall mean: (1) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such Real Property, which are not due and payable as of the Closing Date, or which are being contested in good faith, and in each case which have been reserved for in accordance with GAAP; (2) mechanics liens and similar Liens for labor, materials or supplies provided with respect to Real Property incurred in the ordinary course of business consistent with past practice for amounts which are not delinquent and which would not, individually or in the aggregate, have a material effect on the business or which are being contested by appropriate proceedings and which do not result from the violation or breach of, or default under, any applicable Law or Contract; (3) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the business thereon or any violation of which would not have a material and adverse effect on the value of the properties or assets subject thereto or otherwise materially impair current business operations at such Real Property; (4) easements, covenants, conditions and restrictions of record and other similar matters of record affecting title to such Real Property which do not materially impair the value or use or occupancy of such Real Property or otherwise materially impair the operation of the current business conducted thereon, (5) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (6) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Inland Bank acting in a fiduciary capacity or otherwise incurred in the ordinary course of business, (7) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance, and (8) liens on property required by Regulation W promulgated by the Federal Reserve.
“Previously Disclosed” means information set forth, disclosed or made available by a party in the applicable paragraph of its Disclosure Schedule and, with respect to Parent, information disclosed in the Parent SEC Filings (other than risk factors or contingencies disclosed under the heading “Risk Factors” or in any “forward looking statements” disclaimer or similar disclosures).
“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal, accounting or financial advisors or any representatives of such legal or financial advisors.
“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, warrants, puts, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of, such first person.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Significant Subsidiary” and “Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.
“Superior Proposal” means a bona fide written Acquisition Proposal received other than in connection with a breach of Section 6.7 which the Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the transactions contemplated hereby (1) after receiving the advice of its financial advisors, (2) after taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all relevant legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”.
“Tax” and “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, escheat, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest, additions to tax and any penalties or fines imposed, assessed or collected by or under any Governmental Authority, (ii) any liability for the payment of any amount of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (iii) any liability for the payment of any amount of the type described in clauses (i) and (ii) as a transferee, successor, guarantor, by contract or by operation of applicable laws or otherwise.

“Tax Returns” means any return, statement, schedule, notice, form, information return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax, and including any amendment thereof.
“Trade Secrets” means confidential information, trade secrets and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.
“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the U.S. Department of the Treasury.
“Trust Preferred Securities” means the trust preferred securities as Previously Disclosed pursuant to Section 6.11.
1.2   Additional Definitions.   Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:
Term	Section
Agreement	Preamble
Articles of Merger	Section 2.2
Bank Merger	Recitals
Bank Merger Surviving Bank	Section 2.6
Burdensome Condition	Section 6.3(c)
Byline Bank	Recitals
Cash Consideration	Section 3.1(a)(1)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 6.13(b)(1)
Company Articles	Section 2.5
Company Estimated Closing Balance Sheet	Section 3.8(a)
Company FA	Section 5.2(i)
Company Financial Statements	Section 5.2(j)(1)
Company Indemnified Parties	Section 6.12(b)
Company Meeting	Section 6.2(a)
Company Restricted Stock Award	Section 3.1(a)(1)
Company Scheduled Intellectual Property	Section 5.2(q)(1)
Company Stockholder Matters	Section 5.2(e)
Company Stock Option	Section 3.2(a)
Company Voting Agreements	Recitals
Conversion Project Manager	Section 6.14
Covered Employees	Section 6.13(a)
Data Protection Requirements	Section 5.2(m)(5)
Disclosure Schedule	Section 5.1
Effective Time	Section 2.2
Environmental Condition	Section 6.16(a)
Environmental Survey	Section 6.16(a)
Exchange Agent	Section 3.3(a)

Term	Section
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(a)(1)
FDIC	Section 5.2(f)
FDICIA Reporting Requirements	Section 5.2(j)(2)
Fee	Section 8.3(a)
Fee Triggering Event	Section 8.3(a)
Final Closing Balance Sheet	Section 3.8(b)
HSA Disposition	Section 6.17(c)
Inland Bank	Recitals
Intended Tax Treatment	Recitals
Interest Rate Instruments	Section 5.2(bb)
IRS Guidelines	Section 6.22(b)
Loan Disposition	Section 6.17(b)
Loans	Section 5.2(aa)
Material Contracts	Section 5.2(w)(1)
Maximum Amount	Section 6.12(a)(4)
Merger	Recitals
Merger Sub	Preamble
Mortgage Business	Section 6.17(a)
Mortgage Business Disposition	Section 6.17(a)
Net Remediation Costs	Section 6.16(c)
New Certificates	Section 3.3(a)
Old Certificates	Section 3.3(a)
Option Termination Agreement	Section 3.2(a)
OREO	Section 6.15(a)
Outside Date	Section 8.1(e)
Owned Environmental Property	Section 6.16(c)
Parent	Preamble
Parent 401(k) Plan	Section 6.13(b)(3)
Parent Audited Financial Statements	Section 5.3(i)(1)
Parent Closing Price	Section 1.1
Parent Merger	Recitals
Parent Merger Surviving Company	Section 2.6
Parent SEC Filings	Section 5.3(i)(1)
Pension Plan	Section 5.2(u)(2)
Per Common Share Consideration	Section 3.1(a)(1)
Personal Data	Section 5.2(m)(5)
Phase II Survey	Section 6.16(b)
Privacy and Security Policies	Section 5.2(m)(5)
Processing	Section 5.2(m)(5)
Proxy Statement	Section 6.6(a)
Real Estate Disposition	Section 7.3(i)
Real Property	Section 5.2(v)(2)

Term	Section
Registration Statement	Section 6.6(a)
Required Third Party Consents	Section 5.2(g)
Requisite Regulatory Approvals	Section 6.3(a)
Restitution Claim Disposition	Section 6.17(d)
Security Breach	Section 5.2(m)(5)
Subsequent Mergers	Recitals
Supplemental Disclosure Schedule	Section 6.1(c)
Survey	Section 6.15(a)
Surviving Corporation	Recitals
Tail Coverage Period	Section 6.12(a)(2)
Tail Policy	Section 6.12(a)(1)
Takeover Laws	Section 5.2(h)
Title Commitment	Section 6.15(a)
Title Company	Section 6.15(a)
Title Notice	Section 6.15(b)
Title Review Period	Section 6.15(b)
Trust or Agency Accounts	Section 5.2(z)(1)
Trust or Agency Agreements	Section 5.2(z)(1)
Trust or Agency Records	Section 5.2(z)(6)
1.3   Interpretation.
(a)   In this Agreement, except as context may otherwise require, references:
(1)   to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement and all capitalized terms used in the Annexes and Schedules to this Agreement, unless otherwise provided therein, shall have the meanings given to such terms in this Agreement;
(2)   to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;
(3)   to the “transactions contemplated hereby” includes the transactions provided for in this Agreement and the Company Voting Agreements, including the Merger and the Subsequent Mergers;
(4)   to any agreement (including this Agreement), contract, lease or Law are to the agreement, contract, lease or Law as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement, lease or contract, to the extent permitted by the terms thereof); and to any section of any Law include any successor to the section;
(5)   to any statute or Law include any rules and regulations promulgated under the statute or Law;
(6)   to any Governmental Authority includes any successor to that Governmental Authority;
(7)   to any gender include the other gender; and
(8)   to the Company or any Subsidiary of the Company shall include any and all predecessors in interest thereof.
(b)   The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(c)   The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation”.
(d)   The word “party” or “Party” is to be deemed to refer to the Company, Parent or Merger Sub.
(e)   The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust, unincorporated organization and any other entity.
(f)   The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.
(g)   This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.
(h)   No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law (including statutory and common law), rule or regulation.
(i)   The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.
(j)   The terms “Dollars” and “$” mean U.S. Dollars.
(k)   If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a Saturday, Sunday or legal holiday or a date on which banks in the State of Illinois are authorized by applicable Law to close, the time period for giving such notice or taking such action shall be extended through the next business day following the original expiration date of such time period.
(l)   The words “business day” are to be deemed to refer to any day other than Saturday, Sunday and any day on which banking institutions located in the State of Illinois are authorized or required by applicable Law or other governmental action to be closed.
(m)   In computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including” and the words “to”, “until” and “ending on” (and the like) mean “to and including”.
(n)   When used herein, terms, including, but not limited to, “previously made available” and “provided to” (but, excluding, for the avoidance of doubt, the term “Previously Disclosed”) shall include, without limitation, information disclosed in the Intralinks virtual data room titled “Project Butterfield”.
ARTICLE 2
THE MERGER
2.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company at the Effective Time. At the Effective Time, the separate existence of Merger Sub will terminate. The Company will be the Surviving Corporation and will continue its existence under the Laws of the State of Maryland. As a result of the Merger, the Company shall become a wholly owned Subsidiary of Parent.
2.2   Closing.   The closing of the Merger (the “Closing”) will take place in the main office of Parent located at 180 N. LaSalle Street, Chicago, Illinois, at a time and on a business day designated by Parent and as consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) that is five (5) business days (or, if fewer than five (5) business days remain prior to the Outside Date, such fewer number of days) after the satisfaction or waiver of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”), unless another date, time or place is mutually agreed to in writing by Parent and the Company. The parties hereto shall cause articles of merger with respect to the Merger (“Articles of Merger”) to be drafted and executed prior to the Closing Date and filed on the Closing Date with the Maryland Department of Assessments and Taxation, all in accordance with the applicable provisions of the MGCL. The time on the Closing Date at which the Merger becomes effective is referred to herein as the “Effective Time”.
2.3   Effects of the Merger; Liabilities of the Company.   The Merger will have the effects prescribed by applicable Law, including the MGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
2.4   Name of Surviving Corporation; Directors and Officers.   The name of the Surviving Corporation as of the Effective Time will be the name of the Company. The directors and officers of the Surviving Corporation as of the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time.
2.5   Articles of Incorporation and By-Laws of the Surviving Corporation.   The Articles of Incorporation of the Company, as amended (the “Company Articles”), and the Bylaws of the Company, in each case, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws, respectively, of the Surviving Corporation as of the Effective Time, until thereafter amended as provided therein or by applicable Law.
2.6   The Subsequent Mergers.   Prior to the Effective Time, the Company and Parent will cooperate and use their commercially reasonable efforts to effect the Subsequent Mergers and the Conversion immediately following the Effective Time. Such cooperation shall include (a) the approval and entry into a merger agreement for the Parent Merger substantially in the form attached as Annex 1 hereto, (b) the approval and entry into a merger agreement for the Bank Merger substantially in the form attached as Annex 2 hereto and (c) the filing of all applications for all regulatory approvals and certificates required to give effect thereto. At the respective effective times of the Parent Merger and the Bank Merger, the separate existence of the Company and Inland Bank, respectively, will terminate. Parent will be the surviving corporation in the Parent Merger (the “Parent Merger Surviving Company”) and will continue its existence under the Laws of the State of Delaware, and Byline Bank will be the surviving bank in the Bank Merger (the “Bank Merger Surviving Bank”) and will continue its existence under the Laws of the State of Illinois. The Amended and Restated Certificate of Incorporation of Parent in effect immediately prior to the Parent Merger will be the certificate of incorporation of the Parent Merger Surviving Company, and the Charter of Byline Bank in effect immediately prior to the Bank Merger will be the charter of the Bank Merger Surviving Bank. The Amended and Restated By-Laws of Parent in effect immediately prior to the Parent Merger will be the by-laws of the Parent Merger Surviving Company, and the By-Laws of Byline Bank in effect immediately prior to the Bank Merger will be the by-laws of the Bank Merger Surviving Bank. The officers and directors of Parent Merger Surviving Company and Bank Merger Surviving Bank will be the officers and directors, respectively, of Parent and Byline Bank immediately prior to consummation of the Parent Merger and Bank Merger. In the Subsequent Mergers, the shares of the entity not surviving the merger shall be cancelled without any consideration being due and the shares of the entity surviving the merger shall remain outstanding and not be affected thereby.
ARTICLE 3
EFFECT ON STOCK
3.1   Effect on Stock.   At the Effective Time, as a result of the Merger and without any action by any holder of Company Common Stock:
(a)   Company Common Stock.
(1)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Common Shares and Dissenting Common Shares,

including each share issued pursuant to an award, made prior to the date hereof, in respect of shares of Company Common Stock that is subject to vesting, repurchase or other lapse restriction granted under the Company Stock Plan that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”), will be converted into and constitute the right to receive the following “Per Common Share Consideration”: (i) such number of fully paid and non-assessable shares of Parent Common Stock equal to the quotient obtained by dividing (A) 6,389,351 by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Exchange Ratio”); provided that in the event that the total number of issued and outstanding shares of Company Common Stock at Closing is less than 33,628,162, then the Exchange Ratio shall be equal to 0.19; and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,867,150.20 by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Cash Consideration”) subject to any adjustment pursuant to Section 3.9; provided that in the event that the total number of issued and outstanding shares of Company Common Stock at Closing is less than 33,628,162, then the Cash Consideration shall be equal to $0.68.
(2)   All shares of Company Common Stock outstanding immediately prior to the Effective Time will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration shall be payable for any Excluded Common Shares. Holders of shares of Company Common Stock will cease to be, and will have no rights as, stockholders of the Company, and certificates that represented shares of Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, without interest, (A) any then unpaid dividend or other distribution with respect to such Company Common Stock having a record date before the Effective Time and (B) the consideration payable in respect of such Company Common Stock pursuant to this Article 3. After the Effective Time, there will be no transfers of shares of Company Common Stock on the stock transfer books of the Company or the Surviving Corporation, and shares of Company Common Stock presented to the Surviving Corporation will be canceled and exchanged in accordance with this Article 3.
(b)   Merger Sub Stock.   Each share of Merger Sub Stock outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.
3.2   Company Stock Options.
(a)   Each option granted by Company to purchase shares of Company Common Stock under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time (a “Company Stock Option”), shall be cancelled in exchange for a cash payment equal to the product of (A) the difference between (i) the sum of (x) the product of the Exchange Ratio multiplied by the Parent Closing Price plus (y) the Cash Consideration, less (ii) the exercise price per share of Company Common Stock under such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock covered by such Company Stock Option (each an “Option Payment”), and the full release of any claims related to such options against the Company and Inland Bank. Prior to the Effective Time, the Company shall enter into an option termination agreement, the form of which shall be reasonably acceptable to Parent, with each holder of such Company Stock Options (each, an “Option Termination Agreement”), and shall take all other actions as necessary to give effect to such transactions, including without limitation, the adoption of any necessary amendments to the applicable plans and award agreements. The Option Payments shall be treated as compensation and shall be payable by the Surviving Corporation net of any applicable withholding Taxes as provided in Section 3.3(e).
(b)   At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall (1) adopt any resolutions and take any actions that are reasonably necessary to effectuate the treatment of the Company Stock Options pursuant to Section 3.2(a), and (2) cause the Company Stock Plan to terminate at or prior to the Effective Time. The Company shall not issue any additional options or awards under the Company Stock Plan on or after the date hereof, and the Company shall take all actions necessary to ensure that from and after the

Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other stock of the Company to any person pursuant to or in settlement of Company Stock Options.
(c)   As soon as reasonably practicable following the Effective Time and receipt of an executed Option Termination Agreement, the Surviving Corporation shall pay or cause to be paid the Option Payments contemplated by Section 3.2(a).
3.3   Exchange Agent.
(a)   At or before the Effective Time, Parent will deposit with its transfer agent or with a depository or trust institution of recognized standing selected by it and reasonably satisfactory to the Company (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Company Common Stock (collectively, the “Old Certificates”), (1) evidence of shares in book entry form (such book entry shares, “New Certificates”), representing the shares of Parent Common Stock issuable to holders of Old Certificates under this Article 3 and (2) an amount equal to the aggregate cash payable to holders of Company Common Stock pursuant to Sections 3.1 and 3.4 (the “Exchange Fund”).
(b)   As promptly as reasonably practicable following the Effective Time, but in no event later than ten (10) business days thereafter, Parent shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Company Common Stock, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration payable pursuant to this Article 3. No interest will accrue or be paid with respect to any New Certificate or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form of transfer, and that the person requesting the exchange (1) pay any transfer or other similar Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the reasonable satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.
(c)   No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable Law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by applicable Law, holders of Company Common Stock who receive Parent Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders of Company Common Stock have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Agreement.
(d)   Parent shall be entitled to rely upon the Company’s stock transfer books and the Company’s register to establish the identity of those persons entitled to receive consideration pursuant to this Article 3, which books and register shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Parent shall be entitled to deposit the full consideration represented thereby in escrow with an independent third party providing for the payment to the owner of such consideration upon resolution of such ownership and thereafter be relieved from any and all liability and obligation with respect to any claims thereto. Notwithstanding anything herein to the contrary, no party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered in good faith to a public official in accordance with applicable abandoned property, escheat or similar Laws.
(e)   Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration and other payments otherwise payable pursuant to this Agreement or contemplated hereby such amounts as Parent, the Company, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under any applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect to whom such deduction and withholding was made. If any holder of an Old Certificate requests payment of any cash such person is entitled to pursuant to this Article 3 by means of a wire transfer in his, her or its duly executed and completed letter of transmittal, the Exchange Agent may make payment of such cash such holder is entitled to hereunder by wire transfer in accordance with such request and the cost of any such wire transfer shall be charged to the account of and deducted from the proceeds paid to such holder hereunder.
(f)   At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Old Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all cash funds made available to it), and thereafter holders of Old Certificates shall be entitled to look solely to Parent (subject to abandoned property, escheat and other similar Laws) with respect to any payment that may be payable upon due surrender of the Old Certificates held by them. Notwithstanding the foregoing, neither Parent nor the Exchange Agent shall be liable to any holder of an Old Certificate for any payment delivered in good faith in respect of such Old Certificate to a public official in accordance with any applicable abandoned property, escheat or other similar Law.
3.4   Fractional Shares.   Notwithstanding anything to the contrary in this Agreement, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Instead, Parent will pay, as promptly as reasonably practicable following the Effective Time, but in no event later than fifteen (15) business days thereafter, to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest and rounded to the nearest cent) determined by multiplying such fraction of a share of Parent Common Stock by the Parent Closing Price.
3.5   Lost, Stolen or Destroyed Certificates.   In the event any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed certificate been surrendered.
3.6   Anti-Dilution Adjustments.   If Parent changes (or the Parent Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or other transaction, the Per Common Share Consideration will be adjusted appropriately and proportionately to give holders of capital stock of Company the same economic effect as contemplated by this Agreement prior to such event.
3.7   Dissenters’ Rights.   Notwithstanding anything to the contrary in this Agreement, to the extent that holders of Company Common Stock are entitled to dissenters’ rights under Section 3-202 of the MGCL, Dissenting Common Shares that are outstanding as of the Effective Time will not be converted into the right to receive the consideration payable in respect of Company Common Stock pursuant to Section 3.1 hereof unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its right to dissent from the Merger under the MGCL. Such Dissenting Common Shares, as of the Effective Time, will no longer be outstanding and will automatically be canceled and will cease to exist and the holder of any Dissenting Common Share shall be treated in accordance with Section 3-202 of the MGCL and, as applicable, shall be entitled only to such rights as may be granted to such holder pursuant to Section 3-202 of the MGCL with respect thereto. Parent shall be given a reasonable opportunity to review and comment on all notices or other communications to be sent to holders of Dissenting Common Shares, and the Company shall consider in good faith any comments of Parent and revise such notices or communications as may be appropriate. The Company will give Parent (a) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock, any withdrawal of demand for payment and any other similar instruments received by the Company and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands or notices at Parent’s sole cost and expense. The Company will not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), settle any such demands or notices or make or offer to make any payment in respect of any such demands or notices. Parent will pay any consideration as may be determined to be due with respect to Dissenting Common Shares pursuant to and subject to the requirements of applicable Law.
3.8   Company Tangible Common Equity Calculation.
(a)   Not later than ten (10) days before the expected Closing Date, the Company shall deliver to Parent an estimated and unaudited consolidated balance sheet of the Company, as of the expected Closing Date (the “Company Estimated Closing Balance Sheet”), which shall (1) be prepared in good faith based on all available information at such time pursuant to GAAP and this Agreement, and Schedule 1.1, and (2) include a calculation of Company Tangible Common Equity as of the expected Closing Date.
(b)   After delivery of the Company Estimated Closing Balance Sheet, the Parties shall work together in good faith, which in the case of the Company shall include providing Parent with such documentation and information in its possession or control as Parent shall reasonably request, to agree at least one (1) business day prior to the expected Closing Date on an estimated consolidated balance sheet of the Company as of the expected Closing Date (the “Final Closing Balance Sheet”), which shall (1) be prepared in good faith based on all available information at such time, and, unless otherwise agreed upon by Parent and the Company, pursuant to GAAP, this Agreement, and Schedule 1.1 and (2) include a calculation of Company Tangible Common Equity as of the expected Closing Date. The Final Closing Balance Sheet, and the calculation of the Company Tangible Common Equity contained therein, as mutually agreed to by the Parties (such agreement not to be unreasonably withheld, conditioned or delayed), shall become final and binding.
3.9   Adjustments to Cash Consideration.
(a)   In the event that the Company Tangible Common Equity as calculated pursuant to Schedule 1.1 and set forth on the Final Closing Balance Sheet is less than $135,350,000.00, then the aggregate Cash Consideration to be paid pursuant to Section 3.1(a) shall be reduced on a dollar-for-dollar basis by the amount by which the Company Tangible Common Equity is less than the $135,350,000.00.
(b)   If the Company Tangible Common Equity as calculated pursuant to Schedule 1.1 and set forth on the Final Closing Balance Sheet is greater than $141,350,000.00 then the aggregate Cash Consideration to be paid pursuant to Section 3.1(a) shall be increased on a dollar-for-dollar basis by the amount by which the Company Tangible Common Equity is greater than $141,350,000.00; provided, however, in no event shall the amount of such increase in the aggregate Cash Consideration exceed an amount that would result in either firm referenced in Section 7.2(c) or Section 7.3(c) being unable to deliver the opinion referenced in such sections. In the event that such increase in the aggregate Cash Consideration exceeds an amount that would result in either firm referenced in Section 7.2(c) or Section 7.3(c) being unable to deliver the opinion referenced in such sections, then the aggregate Cash Consideration shall be increased to the maximum amount that would allow such opinions to be delivered, and the remaining portion of such increase shall be paid in Parent Common Stock based on the Parent Closing Price.
ARTICLE 4
CONDUCT OF BUSINESS PENDING THE MERGER
4.1   Forbearances of the Company.   The Company agrees that from the date hereof until the Effective Time, except as expressly permitted by this Agreement, as Previously Disclosed, as required by Law or as otherwise directed in writing by any Governmental Authority, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will cause each of its Subsidiaries not to:
(a)   Ordinary Course.   Conduct its business other than in the ordinary and usual course consistent with past practice and in accordance with the policies and procedures of the Company and its Subsidiaries in effect as of the date thereof or fail to use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, Governmental Authorities, employees, business associates and stockholders. For purposes of this Agreement, the phrases “ordinary course of business,” “ordinary course of business consistent with past practice” and other similar phases with respect to the Company and its Subsidiaries shall take into account the commercially reasonable actions taken by such party in response to the Pandemic and the Pandemic-Related Measures.
(b)   Operations.   Enter into any new line of business or materially change its lending, credit, investment, underwriting, risk, asset liability management or other banking, operating or other policies, procedures or practices from those in effect as of the date hereof, except as required by applicable Law, or close, sell, consolidate or relocate (or make application for, or give notice of the same) or materially alter any of its branches, loan production offices or other significant offices or operations facilities of it or its Subsidiaries.
(c)   Products.   Materially alter any of its policies or practices with respect to the rates, fees, interest, charges, levels or types of services or products available to customers of the Company or its Subsidiaries from those in effect as of the date hereof or offer any promotional pricing with respect to any product or service available to customers of the Company or its Subsidiaries; provided, however, the Company and its Subsidiaries may offer promotional pricing with respect to products and services available to customers of the Company or its Subsidiaries in the ordinary course of business consistent with past practices and on commercially reasonable terms.
(d)   Brokered Deposits.   Other than in the ordinary course of business consistent with past practice, book any “brokered deposits”, as such term is defined in 12 CFR 337.6.
(e)   Securities Portfolio.   Other than in the ordinary course of business consistent with past practice, purchase any securities other than short-term securities with a maturity of three (3) years or less issued by the United States Department of the Treasury or any United States governmental agency.
(f)   Capital Expenditures.   Make any capital expenditures in excess of $75,000 individually or $200,000 in the aggregate.
(g)   Material Contracts.   Enter into, terminate, amend, modify, extend or renew any Material Contract.
(h)   Loans and Interest Rate Instruments.   Except in the ordinary course of business consistent with past practice, (a) make, renew, amend, extend the term of, extend the maturity of or grant the forbearance of any Loan involving a total credit relationship of more than $15,000,000 with any single borrower and its Affiliates or related parties, or (b) other than in compliance with the credit policies and procedures made available to Parent, enter into, renew or amend any Interest Rate Instrument.
(i)   Capital Stock.   Except for the issuance of Company Common Stock pursuant to the Company Stock Options outstanding as of the date hereof, issue, sell, grant, transfer or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or any additional Rights with respect to its stock.
(j)   Equity Grants.   Grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted stock or other equity-based awards or interests, or grant any person any Rights to acquire any shares of its capital stock.
(k)   Dividends, Distributions, Repurchases.   Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (except for (i) regular distributions on outstanding Trust Preferred Securities or (ii) cash dividends to the Company by its Subsidiaries to fund the Company’s operations or to pay applicable Company Transaction Expenses), or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, convert or liquidate any shares of its stock; provided, however, the Company shall be permitted to (x) declare and pay its quarterly dividends as Previously Disclosed and (y) withhold shares of Company Common Stock in respect of applicable exercise price or Taxes or other withholding requirements upon the exercise, settlement or vesting of a Company Stock Option or Company Restricted Stock Award as Previously Disclosed.
(l)   Dispositions.   Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its loans, securities, assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice.
(m)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in the ordinary course of business consistent with past practice) all or any portion of the loans, securities (other than as permitted by Section 4.1(e)), real property (other than as permitted by Section 4.1(v) below), equity, business, deposits or properties of any other person or make a contribution of capital to any other person, other than a wholly owned Subsidiary of the Company.
(n)   Constituent Documents.   Amend any of its Constituent Documents (or similar governing documents).
(o)   Accounting Methods.   Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority.
(p)   Tax Matters.   Unless required by applicable Law, make, change or revoke any material Tax election, file any amended Tax Return or fail to file any Tax Return that becomes due, enter into any closing agreement, waive or extend any statute of limitations, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, or take any action with respect to Taxes that is outside the ordinary course of business or inconsistent with past practice.
(q)   Claims.   Settle any action, suit, claim or proceeding against it, except for (1) an action, suit, claim or proceeding that is settled in the ordinary course of business in an amount or for consideration not in excess of $150,000 individually, or $250,000 in the aggregate, or (2) that would not impose any continuing liability or material restriction on the business of it or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries.
(r)   Compensation; Employment Agreements.    (1) Except as contemplated by the terms of this Agreement, enter into, terminate, amend, modify, extend or renew any employment, consulting, severance, restrictive covenant, change in control, retention, stay bonus or similar Contract or agreement, (2) except as required by applicable Law or as contemplated by the terms of this Agreement, grant any salary or wage increase or increase any compensation opportunity, including incentive, retention or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action) with any director, officer, employee or consultant, or increase the compensation of any director of the Company or any of its Subsidiaries, except in each case (A) to pay (and accrue) annual bonuses in the ordinary course of business consistent with past practices up to the aggregate amount Previously Disclosed or (B) to grant annual salary, wage or fee increases in the ordinary course of business consistent with past practices in an amount as Previously Disclosed; (3) hire any employee or engage any consultant with an annual salary or wage rate or consulting fees in excess of $150,000; or (4) terminate the employment of any executive officer other than for cause.
(s)   Benefit Arrangements.   Except as required by applicable Law or as contemplated by the terms of this Agreement, (1) enter into, terminate, establish or adopt any Company Benefit Arrangement or any arrangement that would have been a Company Benefit Arrangement had it been entered into prior to this Agreement, amend or modify any Company Benefit Arrangement or make new grants, awards or increase any benefits under any Company Benefit Arrangement, or (2) except as Previously Disclosed, take any action to accelerate the vesting (or lapsing of restrictions), payment, exercisability or funding of or in any other way secure the payment of compensation or benefits under any Company Benefit Arrangement, including stock options, restricted stock, performance shares, stock appreciation rights, equity-based awards or interests or other compensation or benefits payable thereunder, or (3) add any new participants to any Benefit Arrangement (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (B) in the ordinary course of business consistent with past practices under the existing terms of such Benefit Arrangement, or (C) as required by applicable Law or by this Agreement. Nothing within this Section 4.1(s) shall prevent the Company or its Subsidiaries from renewing, amending or otherwise modifying existing health and welfare benefits in the ordinary course of business consistent with past practices, provided that any such renewal, amendment or other modification does not include any material benefit enhancement.
(t)   Communication.   Make any material written communications to the officers or employees of the Company or any of its Subsidiaries, or any oral communications presented to a significant portion of the directors, officers or employees of the Company or any of its Subsidiaries, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without providing Parent with a copy or written description of the intended communication, providing Parent with a reasonable period of time to review and comment on the communication, and cooperating with Parent in providing any such mutually agreeable communication.
(u)   Business Premises.   (1) Engage in or conduct any building, demolition, remodeling or material modifications or alterations to any of its business premises unless required by applicable Law, in an emergency situation or reasonably necessary to ensure satisfaction of Section 4.1(u)(2) or (2) fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date hereof.
(v)   OREO.   Acquire or otherwise become the owner of any real property, including OREO, by way of foreclosure or in satisfaction of a debt previously contracted without first (1) obtaining an appropriate Phase I environmental site assessment and (2) consulting Parent (which consultation shall not require Parent’s consent or approval).
(w)   Indebtedness.   Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than deposits taken by Inland Bank), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than a Subsidiary of the Company).
(x)   Merger, Reorganization, Dissolution.   Merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries.
(y)   Adverse Actions.   Notwithstanding any other provision hereof, (1) knowingly take, or knowingly fail to take, any action that would, or could reasonably be expected to, prevent or impede the Merger and the Parent Merger, taken together, from being treated as a single integrated transaction that qualifies for the Intended Tax Treatment or (2) knowingly take, or knowingly fail to take, any action that is reasonably likely to result in the material delay in the satisfaction of any of the conditions to the Merger set forth in Article 7 or in such conditions not being satisfied in a timely manner, including merge or consolidate the Company or any of its Significant Subsidiaries with any other person where the Company or its Significant Subsidiary, as applicable, is not the surviving entity, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law.
(z)   Commitments.   Enter into any contract, arrangement or understanding with respect to, or otherwise agree or commit to do, any of the foregoing.
4.2   Forbearances of Parent.   Parent agrees that from the date hereof until the effective time of the Parent Merger, except as expressly permitted by this Agreement, as Previously Disclosed, as required by Law or as otherwise directed in writing by any Governmental Authority, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will cause each of its Subsidiaries not to:
(a)   Ordinary Course.   Conduct its business other than in the ordinary and usual course consistent with past practice and in accordance with the policies and procedures of the Parent and its Subsidiaries in effect as of the date thereof or fail to use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, Governmental Authorities, employees, business associates and stockholders.
(b)   Amendment of Charter.   Amend the Amended and Restated Certificate of Incorporation of Parent in a manner that would materially and adversely affect the holders of capital stock of Company (upon their acquisition of Parent Common Stock) relative to other holders of Parent Common Stock;
(c)   Capital Stock.   Adjust, split, combine or reclassify any capital stock of Parent;
(d)   Liquidation.   Completely liquidate or dissolve Parent or Byline Bank;
(e)   Adverse Actions.   Notwithstanding any other provision hereof, (1) knowingly take, or knowingly fail to take, any action that would, or could reasonably be expected to, prevent or impede the Merger and the Parent Merger, taken together, from being treated as a single integrated transaction that qualifies for the Intended Tax Treatment or (2) knowingly take, or knowingly fail to take, any action that is reasonably likely to result in the material delay in the satisfaction of any of the conditions to the Merger set forth in Article 7 or in such conditions not being satisfied in a timely manner, including merge or consolidate Parent or any of its Significant Subsidiaries with any other person where Parent or its Significant Subsidiary, as applicable, is not the surviving entity, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law; or
(f)   Commitments.   Enter into any contract, arrangement or understanding with respect to, or otherwise agree or commit to do, any of the foregoing.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1   Disclosure Schedules.   Before entering into this Agreement, the Company delivered to Parent a schedule and Parent delivered to the Company a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more covenants contained in Article 4 or Article 6 or one or more representations or warranties contained in this Article 5. The disclosure of an item in any section or subsection of the Disclosure Schedule shall be deemed to modify the section or subsection of this Agreement to which it corresponds in number and any other section or subsection to which the relevance of such disclosure is reasonably apparent. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.2   Representations and Warranties of the Company.   Except as Previously Disclosed, the Company hereby represents and warrants to Parent as follows:
(a)   Organization, Standing and Authority.   The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. The Company has made available to Parent a complete and correct copy of the Company’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.
(b)   Company Securities.
(1)   The authorized capital stock of the Company consists of 87,300,000 shares of Company Common Stock and no shares of preferred stock. As of the date hereof, 33,555,062 shares of Company Common Stock are outstanding, of which no shares of Company Common Stock are subject to Company Restricted Stock Awards granted under the Company Stock Plan. As of the date hereof, 365,300 shares of Company Common Stock are subject to Company Stock Options and the exercise price per share of each Company Stock Option has been Previously Disclosed. As of the date hereof, the Company holds no shares of Company Common Stock as treasury shares. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). The shares of Company Common Stock issuable pursuant to the Company Stock Plans have been duly authorized and, upon issuance, will be validly issued and outstanding, fully paid and nonassessable and will not be subject to preemptive rights (and will not be issued in violation of any preemptive rights). All of the rights, terms, and preferences of, and any antitakeover provision applicable to, the Company Common Stock are set forth in the Constituent Documents of the Company or the applicable provisions of the MGCL. The Company does not have any Rights issued or outstanding, except for the Company Common Stock, the Company Restricted Stock Awards, the Company Stock Options, Trust Preferred Securities and related junior subordinated debentures. The Company does not have any shares of Company Common Stock reserved for issuance, or any commitment to authorize, issue, transfer or sell any Company Common Stock or any Rights, except Company Common Stock reserved for issuance upon conversion of the Company Stock Options issued and outstanding on the date hereof. Except as Previously Disclosed, other than the Company Stock Options and Company Restricted Stock Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any Subsidiaries of the Company) are outstanding. The Company has no commitment or agreement that obligates the Company to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Company Common Stock.
(2)   The Company has Previously Disclosed, as of the date hereof, a true and complete list of (A) the name of each holder of Company Common Stock and the number of shares thereof held by each such person, (B) the name of each holder of Company Restricted Stock Awards and the number of Company Common Stock held by each such person and (C) with respect to each Company Stock Option, the recipient, the date of grant, the number of shares of Company Common Stock and the exercise price.
(3)   Except as Previously Disclosed, there are no voting trusts, proxies, stockholder agreements or other agreements or understandings to which the Company is a party with respect to the voting of shares of Company Common Stock, other than the Company Voting Agreements.
(4)   The Company has Previously Disclosed a list of all bonds, debentures, notes or other debt obligations that the Company or any of its Subsidiaries has issued and outstanding as of the date hereof. The Company has no outstanding bonds, debentures, notes or other debt obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.

(c)   Subsidiaries and Equity Holdings.
(1)   The Company has Previously Disclosed a list of its Subsidiaries, and except for the Trust Preferred Securities issued by a Subsidiary of the Company, the Company owns, directly or indirectly, all the outstanding equity securities of its Subsidiaries free and clear of Liens, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. No equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company or one of its wholly owned Subsidiaries) by reason of any Right or otherwise. There are no agreements, Contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound to issue, sell or otherwise transfer any equity securities of any of the Company’s Subsidiaries (other than to the Company or one of its wholly owned Subsidiaries). There are no Contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound that relate to the Company’s or any of its Subsidiaries’ rights to vote or dispose of any equity securities of any of the Company’s Subsidiaries. Each of the Company’s Subsidiaries that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act.
(2)   Each of the Company’s Subsidiaries has been duly organized and is validly existing in good standing under the applicable Law of the jurisdiction of such Subsidiary’s organization, and is duly qualified to do business and is in good standing as a foreign corporation (or other business entity, as applicable) in each jurisdiction where the ownership or leasing of such Subsidiary’s assets or property or the conduct of such Subsidiary’s business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. The Company has made available to Parent a complete and correct copy of the Constituent Documents, each as amended to the date hereof, for each of the Company’s Subsidiaries, and such Constituent Documents are in full force and effect.
(3)   The Company has previously made available to Parent a list of all equity securities that it or its Subsidiaries own, control or hold for its own account as of the date hereof.
(d)   Power.   The Company and each of its Subsidiaries has the corporate power and authority to own and operate their respective assets and properties and to conduct their respective businesses as such businesses are now being conducted. The Company and each of its Subsidiaries has the corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
(e)   Authority.   The Company has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. Each of the Company’s Subsidiaries to be party to any document or agreement in connection with the transactions contemplated hereby has taken all corporate action necessary for it to execute and deliver such document or agreement. Subject only to receipt of the affirmative vote of (i) the holders of at least two-thirds of the outstanding shares of Company Common Stock approving this Agreement and the transactions contemplated hereby (the “Company Stockholder Matters”), and (ii) the Company, as holder of all outstanding shares of common stock issued by Inland Bank, this Agreement, the Merger, the Subsequent Mergers and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of the Company and each of its Subsidiaries. This Agreement is the Company’s valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). The Company Board, acting unanimously at a meeting where all members were present and voting on the actions approved has adopted resolutions approving and recommending to the Company’s stockholders approval of the Agreement and the transactions contemplated hereby and any other matters required to be approved or adopted in order to effect the Merger, the Subsequent Mergers and the other transactions contemplated hereby. The board of directors of Inland Bank, acting unanimously at a meeting where all members were present and voting on the actions approved, has unanimously adopted resolutions approving the Bank Merger, the Bank Merger Agreement and the consummation of the transactions contemplated thereby.

(f)   Consents and Approvals.   No notices, applications or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, approvals, waivers, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Authority in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Subsequent Mergers except as Previously Disclosed and except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the Bank Merger Act with the Board of Governors of the Federal Reserve System (acting through the appropriate Federal Reserve Bank), applications and notices with the Federal Deposit Insurance Corporation (the “FDIC”), and applications and notices (including those required under the Illinois Banking Act) to the Illinois Department of Financial and Professional Regulation, (2) receipt of the approvals described in Section 5.2(e) and the other approvals Previously Disclosed, (3) filing of the Registration Statement with the SEC, and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (4) filings of any required applications and notices with, and receipt of any required approvals from, any Governmental Authority with responsibility for enforcing any state securities Law, (5) the filing of the Articles of Merger with respect to the Merger, the certificate of merger and articles of merger with respect to the Parent Merger and articles of merger with respect to the Bank Merger, and (6) filings with applicable securities exchanges to obtain the listing authorizations contemplated by this Agreement.
(g)   No Defaults.   Subject to making the filings and receiving the consents and approvals referred to in Section 5.2(f), and the expiration of the related waiting periods, and except as Previously Disclosed, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate or conflict with, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) the Company’s Constituent Documents or those of its Subsidiaries, (2) any Material Contract of the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries is bound or affected, or to which the Company or any of its Subsidiaries or the Company’s or any of its Subsidiaries’ respective businesses, operations, assets or properties is subject or receives benefits (any consents or approvals so required under this clause (2), a “Required Third Party Consent”) or (3) any applicable Law.
(h)   Takeover Laws and Provisions.   The Company Board has approved this Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby (including the Merger and the Subsequent Mergers) as required to render inapplicable to this Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby any applicable provisions of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” Laws or other applicable antitakeover Laws and regulations of any state, including Section 3-602 of the MGCL and Subtitle 7 of Title 3 of the MGCL (collectively, “Takeover Laws”), and as a result this Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby (including the Merger and the Subsequent Mergers) are exempt from, and are not subject to, any Takeover Laws.
(i)   Financial Advisors.   None of the Company, its Subsidiaries or any of the Company’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, finder’s fees or other similar compensation payable in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Company has retained Piper Sandler & Co. (“Company FA”), as its financial advisor, and complete and correct copies of its arrangements with Company FA have been made available to Parent. As of the date hereof, the Company has received a written opinion of Company FA, issued to the Company, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to holders of Company Common Stock.

(j)   Financial Reports and Regulatory Filings.
(1)   The Company has Previously Disclosed complete and correct copies of (A) its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of RSM US LLP, its independent auditor) for the years ended December 31, 2021 and 2020, and (B) its consolidated unaudited balance sheet and statements of income, comprehensive income (loss) and changes in stockholders’ equity as of and for the six (6) month period ended June 30, 2022 and it will provide Parent reasonably promptly after it becomes available with similar customary audited year end and unaudited interim financial statements (including any related notes and schedules thereto) for each of the quarterly and annual periods ended thereafter (including without limitation, audited financial statements for the fiscal year ended December 31, 2022) and any partial quarter period prior to the Closing (all of the foregoing audited and unaudited financial statements referred to collectively as the “Company Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the Company’s financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of income, comprehensive income and changes in stockholders’ equity and cash flows included in the Company Financial Statements (including any related notes and schedules thereto) fairly presents or will fairly present in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries on a consolidated basis for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and, with respect to the Company Financial Statements for the quarter ended and as of June 30, 2022 and any quarter ending after the date hereof, subject to normal year-end audit adjustments and the absence of notes to such Company Financial Statements.
(2)   The Company is in compliance with the annual audit and reporting requirements required by Section 36 of the Federal Deposit Insurance Act, as amended, and the corresponding regulations contained in 12 C.F.R. Part 363 (the “FDICIA Reporting Requirements”). To the Company’s Knowledge, there are no facts or circumstances which exist which would reasonably be expected to cause the Company to not be in compliance with the FDICIA Reporting Requirements.
(3)   Since January 1, 2020, the Company and each of its Subsidiaries have filed all reports, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.
(k)   Absence of Certain Changes; Conduct of Business.   To the extent required by GAAP, all liabilities and material obligations of the Company and its Subsidiaries have been reflected, disclosed or reserved against in the Company Financial Statements (or footnotes thereto), dated as of December 31, 2021, and since such date through the date of this Agreement, other than in the ordinary course of business consistent with past practice or otherwise in connection with the negotiation, execution and performance of this Agreement, including the preparation for and consummation of the Merger, the Subsequent Mergers and the other transactions contemplated by this Agreement, (1) the Company and its Subsidiaries have not incurred any material obligation or liability required to be disclosed by GAAP, whether or not accrued, contingent or otherwise, (2) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (3) except as Previously Disclosed, neither the Company nor any of its Subsidiaries has taken any of the actions referenced in clauses (i), (l), (m), (n) or (x) of Section 4.1. Since December 31, 2021, no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect on the Company.

(l)   Litigation.   As of the date hereof, except as Previously Disclosed, there is no material action, suit, claim, hearing, dispute, investigation, subpoena or proceeding pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries, nor is there any notice of violation, judgment, order, decree, injunction, supervisory agreement or ruling of any Governmental Authority or arbitration outstanding (or in the process of being issued) against the Company or any of its Subsidiaries restraining or limiting in any material respect the Company or any of its Subsidiaries from taking any action of any kind in connection with their respective businesses.
(m)   Compliance with Laws.   Except as Previously Disclosed, the Company and each of its Subsidiaries:
(1)   conducts and has since January 1, 2020 conducted its business in all material respects in compliance with all Laws applicable thereto or to the employees conducting such businesses, including all Laws applicable to agreements with, and disclosures and communications to, consumers;
(2)   as of the date hereof has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977;
(3)   has all material permits, licenses, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened;
(4)   has received, since January 1, 2020, no written notification from a Governmental Authority (A) asserting that it is not in compliance with any of the applicable Laws that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any material permit, license, authorization, charter, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify its activities; and
(5)   maintains a written information privacy and security program and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security (collectively, “Privacy and Security Policies”) that are commercially reasonable and that comply in all material respects with (i) all requirements of all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), encryption, disposal, destruction, disclosure or transfer (collectively, “Processing”) of Personal Data (as defined below), (ii) all of the Company’s and each of its Subsidiaries’ policies and notices regarding Personal Data, and (iii) all of the Company’s and each of its Subsidiaries’ contractual obligations with respect to the Processing of Personal Data (collectively, “Data Protection Requirements”). The Company maintains reasonable measures to protect the privacy, confidentiality and security of all information that identifies, could be used to identify or is otherwise associated with an individual person or device or is otherwise covered by any “personal information” or similar definition under applicable Law (e.g., “personal data,” “personally identifiable information”) (collectively “Personal Data”) against any (i) unauthorized access, loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). The Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or require a report to a Governmental Authority. Since January 1, 2020, the Company and each of its Subsidiaries has (i) complied in all material respects with all of their respective Privacy and Security Policies and applicable Data Protection Requirements, and (ii) used commercially reasonable measures consistent with reasonable practices in the industry to ensure the confidentiality, privacy and security of Personal Data. To the Knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(n)   Regulatory Matters.   As of the date hereof, neither the Company nor any of its Subsidiaries is subject to, or has been advised that the Company or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, or adopted any board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of the Company or any of its Subsidiaries.
(o)   Approval Delays.   To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed.
(p)   Books and Records, Internal Controls and Policies and Procedures.
(1)   The Company’s books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material misstatements, omissions, inaccuracies or discrepancies of any kind contained or reflected therein.
(2)   The Company’s stock transfer books and the Company’s register of Company Stock Options and Company Restricted Stock Awards, true and complete copies of which have been provided to Parent, are maintained in accordance with applicable Law and accurately reflect the holders of Company Common Stock, Company Stock Options and Company Restricted Stock Awards, respectively, as of the date hereof.
(3)   The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Except as Previously Disclosed, the Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.
(4)   The Company and its Subsidiaries utilize, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of their respective businesses, and the Company and its Subsidiaries since January 1, 2020 have been in compliance with such policies, practices and procedures in all material respects.
(q)   Intellectual Property.
(1)   The Company has Previously Disclosed all Registered Intellectual Property owned by it or any of its Subsidiaries (collectively, the “Company Scheduled Intellectual Property”). The Company or its relevant Subsidiary exclusively owns all Company Scheduled Intellectual Property and all other material Intellectual Property owned, or purported to be owned, by it, free and clear of all Liens. The Company Scheduled Intellectual Property is subsisting and valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Company’s use thereof or its rights thereto. The Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the Company’s or any of its Subsidiaries’ business as presently conducted and the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate, and have not in the past three (3) years infringed, misappropriated or otherwise violated, the Intellectual Property rights of any third party. To the Company’s Knowledge, no person is infringing, misappropriating or otherwise violating any Company Scheduled Intellectual Property right or other Intellectual Property right owned by the Company or any of its Subsidiaries. Consummation of the transactions contemplated by this Agreement will not terminate or alter the terms pursuant to which the Company or any of its Subsidiaries is permitted to use any Intellectual Property licensed from third parties and will not create any rights by third parties to use any Intellectual Property owned by Parent, the Company or any of their respective Subsidiaries or trigger a loss of any material rights by Parent, the Company or any of their respective Subsidiaries in, to or under any such Intellectual Property.
(2)   The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. All material Intellectual Property developed under contract by, for or on behalf of the Company or any of its Subsidiaries has been assigned to the Company or such Subsidiary, other than any Intellectual Property which the Company or one of its Subsidiaries engaged a non-employee third-party to develop that the Company or such Subsidiary does not own but is licensed to use or, with respect to Intellectual Property no longer used in the Company’s or any of its Subsidiaries’ business as presently conducted, was licensed to use.
(3)   The IT Assets operate and perform in all material respects as required by the Company and its Subsidiaries in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years. To the Company’s Knowledge, the IT Assets do not contain any “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other devices or effects that (A) enable or assist any person to access without authorization the IT Assets, or (B) otherwise significantly adversely affect the functionality of the IT Assets. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries maintain and utilize the IT Assets in accordance with all applicable licenses, agreements and other Contracts. The Company and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery technology. The Company and its Subsidiaries take reasonable measures adequate to comply with all applicable Law and their respective contractual and privacy commitments, to protect the confidentiality of customer financial and other data.
(r)   Taxes.
(1)   (A) All material Tax Returns that are required to be filed (taking into account any permitted extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been duly and timely filed with the appropriate Governmental Authority and all such Tax Returns are true, correct and complete in all material respects, (B) all Taxes required to be paid by the Company and its Subsidiaries (whether or not shown on such Tax Returns) have been paid in full, (C) all deficiencies asserted or assessments made as a result of any audit or examination by any Governmental Authority of the Tax Returns of the Company and its Subsidiaries have been paid in full or otherwise finally resolved, (D) to the Company’s Knowledge, there are no pending, or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of the Company or its Subsidiaries, (E) all material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party have been properly withheld and paid over on a timely basis to the proper taxing authorities, to the extent due and payable, (F) the Company and its Subsidiaries have complied with all information reporting (and related withholding) requirements and (G) no extensions or waivers of statutes of limitation applicable to any Tax have been given by or requested with respect to any of the Company or any of its Subsidiaries that remain in effect.
(2)   The Company has made provision in accordance with GAAP, in the Company Financial Statements, and if not required by GAAP, on its books and records, for all Taxes that accrued on or before the end of the most recent period covered by the Company Financial Statements.
(3)   No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and, in each case, that are reserved for in accordance with GAAP.
(4)   Except as Previously Disclosed, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning on or after the Effective Time as a result of

(i) a change in accounting method for a Tax period beginning on or before the Effective Time pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law), (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (iii) any intercompany transaction or any excess loss account described in the Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Tax Law), (iv) any installment sale or open transaction disposition made on or prior to the Effective Time, (v) any prepaid amount received on or prior to the Effective Time, (vi) an election under Section 965 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), or (vii) an election pursuant to Code Section 108(i) (or any corresponding or similar provision of state, local or foreign Tax Law).
(5)   Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement (other than any such an agreement exclusively between or among the Company and its Subsidiaries or entered into in the ordinary course of business the principal focus of which is not Taxes and which have been Previously Disclosed). Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any person (other than with respect to itself or any of its Subsidiaries) as a transferee or successor or by contract.
(6)   Neither the Company nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, during the two (2) year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income Tax Return.
(7)   No Subsidiary of the Company owns any shares of capital stock of the Company or any Rights with respect to the capital stock of the Company.
(8)   Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b).
(9)   The Company and each of its Subsidiaries have delivered or made available to Parent true, correct and complete copies of all (i) Tax Returns relating to federal and state income Taxes owed by the Company and its Subsidiaries and (ii) all examination reports and statements of deficiencies assessed against or agreed to by the Company or its Subsidiaries, in each case with respect to the last three (3) fiscal years.
(s)   Environmental Matters.   As of the date hereof and, except as disclosed in any Phase I, Phase II or other environmental reports prepared pursuant to Section 6.16, as of the Closing Date:
(1)   The operations and Real Property of the Company and each of its Subsidiaries are and have been since January 1, 2020 in compliance with applicable Environmental Laws;
(2)   The Company and each of its Subsidiaries has obtained, and is in material compliance with, all authorizations, licenses and permits required under Environmental Laws required in connection with the occupancy of the Real Property and the operation of their respective businesses as presently conducted;
(3)   There are no proceedings, claims, actions, notices of violation or investigations of any kind, pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or any Real Property owned by the Company or any such Subsidiary in any court, agency or arbitral body or by any Governmental Authority, arising under or relating to any Environmental Law, and to the Company’s Knowledge, there is no reasonable basis for any such proceeding, claim, action, notice of violation or investigation;

(4)   There are no agreements, orders, judgments, decrees or settlements involving the Company, any of its Subsidiaries, or with respect to any Real Property owned by the Company or any such Subsidiary by or with any court, regulatory agency, Governmental Authority or private person, imposing liability or obligations under or relating to any Environmental Law;
(5)   There are and have been no releases from underground or above ground storage tanks or any other releases of Hazardous Materials or other conditions of contamination present at or released from any Owned Real Property as of the date hereof or, or to the Company’s Knowledge, formerly owned, operated, or otherwise used by the Company or any of its Subsidiaries or at any off-site location, for which the Company or any of its Subsidiaries has or could reasonably expect to incur material liability under or relating to Environmental Laws;
(6)   To the Company’s Knowledge, there are no past, present or reasonably anticipated future remediation, investigations, clean-ups, exposure of persons to Hazardous Materials or environmental conditions that could reasonably be expected to give rise to material obligations or material liabilities of the Company or any of its Subsidiaries under any Environmental Law; and
(7)   The Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and memoranda received since January 1, 2020 relating to the Company or its Subsidiaries or any of their current or former properties or activities.
(t)   Labor Matters.   Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement, Contract or other agreement with a labor union or labor organization, and neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel the Company or any of its Subsidiaries to bargain with a labor union or labor organization. There is no pending or, to the Company’s Knowledge, threatened, nor has there been since January 1, 2020, any labor strike, walk-out, work stoppage, slow-down lockout or similar material labor dispute involving the Company or any of its Subsidiaries. To the Company’s Knowledge, since January 1, 2020, there has been no activity involving the Company or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.
(u)   Benefit Arrangements.
(1)   The Company has Previously Disclosed a complete and correct list of all Company Benefit Arrangements, including Company Benefit Arrangements that are employment, retention, change-in-control or severance plans or agreements. The Company has made available to Parent complete and correct copies of all Company Benefit Arrangements including Company Benefit Arrangements that are employment, retention, change-in-control or severance plans or agreements, and the current plan document and all amendments thereto and (if applicable) (i) any related trust instruments, insurance contracts and loan agreements forming a part of any Company Benefit Arrangements, (ii) a written description of such Company Benefit Arrangement if not set forth in a written document, (iii) the most recently prepared actuarial report, (iv) any material correspondence to or from any Governmental Authority in the last two (2) years (other than routine filings in the ordinary course) with respect to such Company Benefit Arrangement, and (v) with respect to any “employee benefit plans” within the meaning of Section 3(3) of ERISA, the most recent summary plan descriptions and all summaries of material modifications thereto, the most recent IRS determination or opinion letter, and the two most recent annual reports on Form 5500 or 990 series and all schedules and financial statements attached thereto.
(2)   All of the Company Benefit Arrangements are in material compliance with, and have been operated and administered in all material respects in accordance with, their respective terms and ERISA, the Code and other applicable Law. Each of the Company Benefit Arrangements subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination, opinion or advisory letter, as applicable, from the IRS or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the Company’s Knowledge, there are no circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no pending or, to the Company’s Knowledge, threatened, litigation relating to the Company Benefit Arrangements that is or would be material. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any of Company Benefit Arrangements that, assuming the taxable period of such transaction expired as of the date hereof, would reasonably be expected to subject the Company or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980F of the Code or Section 502(c) or (i) of ERISA in an amount that would be material.
(3)   No liability under Subtitle C or D of Title IV of ERISA or Section 412 or 413 of the Code has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, “multiemployer plan”, within the meaning of Section 3(37) of ERISA, or “multiple employer plan”, within the meaning of Section 413(c) of the Code currently or formerly maintained or contributed to by any of them, or the single-employer plan, multiemployer plan or multiple employer plan of any Company ERISA Affiliate. Neither the Company nor any of its Subsidiaries has, currently or at any time within the last six (6) years, sponsored, maintained, contributed or been required to contribute to any “single employer plan”, “multiemployer plan”, or “multiple employer plan”, each as defined in this paragraph.
(4)   All contributions required to be made under the terms of any of the Company Benefit Arrangements have been timely made and all obligations in respect of each of the Company Benefit Arrangements have been properly accrued or reflected on its most recent consolidated financial statements included in the Company Financial Statements to the extent required by GAAP in all material respects.
(5)   Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligations for post-employment or post-retirement health, medical or life insurance benefits under any Company Benefit Arrangement or collective bargaining agreement, except as required by COBRA. Except as Previously Disclosed, the Company or its Subsidiaries have reserved the right to amend or terminate any such Company Benefit Arrangement at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.
(6)   Except as Previously Disclosed, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Arrangements that would materially increase the expense of maintaining such Company Benefit Arrangements above the level of the expense incurred therefor for the most recent fiscal year. Except as provided under the existing terms of the Company Benefit Arrangements Previously Disclosed, and as Previously Disclosed, neither the Company’s execution of this Agreement, the performance of its obligations hereunder, the consummation of the transactions contemplated hereby, nor stockholder approval of the transactions contemplated hereby, either alone or in combination with another event, would reasonably be expected to (A) limit or restrict the Company’s right or, following the consummation of the transactions contemplated hereby, Parent’s right to administer, merge or amend in any respect or terminate any of the Company Benefit Arrangements, (B) entitle any of the Company’s employees or any employees of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, or (C) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Arrangements, except in the event such Company Benefit Arrangement is terminated in accordance with Section 6.13.
(7)   Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Arrangement or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(8)   Without limiting the foregoing, as a result of the consummation of the transactions contemplated hereby (including as a result of the termination of the employment of any of its employees within a specified time of the Effective Time), except as Previously Disclosed, no amounts paid or payable (whether in cash, property, or in the form of benefits) by the Company or any of its Subsidiaries will be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code.
(9)   Except as would not reasonably be expected to be material to the Company, each Company Benefit Arrangement that provides for nonqualified deferred compensation subject to Section 409A of the Code has been and is, in all material respects, documented and operated in compliance with Section 409A of the Code and all Company Stock Options were granted with an exercise price per share no lower than fair market value (as defined in the applicable Company Stock Plan) of one share of Company Common Stock on the date of the corporate action effectuating the grant.
(v)   Property.
(1)   Except as would not reasonably be expected to be material to the Company, the Company has good, and, in the case of Owned Real Property, insurable, title to or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of Leased Real Property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments) and assets purported to be owned or leased by the Company or any of its Subsidiaries, free and clear of all Liens except for Permitted Liens. With regard to Owned Real Property, except as Previously Disclosed, neither the Company nor any of its Subsidiaries is leasing or otherwise granting to any person the right to use or occupy such Owned Real Property or any portion thereof. With regard to Leased Real Property, the Company, each Subsidiary of the Company and, to the Company’s Knowledge, each of the other parties thereto, is not in material breach of such Lease.
(2)   The Company has (i) Previously Disclosed a complete and accurate list of all Owned Real Property (including OREO) and Leased Real Property (together, the “Real Property”) as of the date hereof, and (ii) made available to Parent complete and accurate copies of all material Lease documents including Leases, amendments, addendums, exhibits, letter agreements and similar documents relating to the Leased Real Property as of the date hereof. Neither the Company nor any of its Subsidiaries owns any residential Real Property as of the date hereof other than Previously Disclosed OREO.
(w)   Material Contracts.
(1)   The Company has Previously Disclosed a list of, and made available to Parent complete and correct copies of, the following Contracts (“Material Contracts”) to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or the Company’s or any of its Subsidiaries’ respective assets or properties may be subject as of the date hereof:
(A)   any Lease of real or material personal property;
(B)   any partnership, limited liability company, joint venture or other similar agreement or arrangement;
(C)   any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any material ongoing obligations entered into on or after January 1, 2020;
(D)   any Contract for the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (i) annual payments of $75,000 or more, or (ii) aggregate payments of $200,000 or more;

(E)   any Contract that creates future payment obligations in excess of $75,000 in the aggregate and that by its terms does not terminate or is not terminable without penalty or other payment upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;
(F)   any Contract providing for a power of attorney on behalf of the Company or any of its Subsidiaries outside of the ordinary course of business;
(G)   any Contract, other than this Agreement or as contemplated hereby, providing for exclusive dealing or limiting in any material respect the freedom of the Company, its Subsidiaries or any of the current or former employees of the Company or any of its Subsidiaries to compete in any line of business or with any person or in any area, or that would so limit their freedom;
(H)   any Contract, other than this Agreement, as to which there are material ongoing obligations the primary purpose of which is to disclose confidential information or require that the Company or any of its Subsidiaries guarantee, indemnify or hold harmless any person;
(I)   any Contract, other than this Agreement, with (i) any Affiliate of the Company, or (ii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clause (i) of this paragraph;
(J)   any Contract with a Governmental Authority; and
(K)   any other Contract not entered into in the ordinary course of business.
(2)   Each Material Contract is a valid and legally binding agreement of the Company or a Subsidiary of the Company, as applicable, and, to the Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with the terms of such Contract (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. As of the date hereof, neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in material breach of any provision of or in material default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract.
(3)   To the extent required by GAAP, all liabilities and obligations under the Material Contracts have been fully accrued for in the books and records of the Company.
(x)   Material Interests of Certain Persons.   Except as Previously Disclosed, no officer or director of the Company or any of its Subsidiaries, or “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Material Contract of the Company or any of its Subsidiaries. Except as Previously Disclosed, no officer or director of the Company or any of its Subsidiaries, any immediate family member of any such person, and no entity that any such person “controls” within the meaning of Regulation O of the Federal Reserve has any Loan, deposit account or any other agreement with the Company or any of its Subsidiaries.
(y)   Insurance Coverage.   The Company and each of its Subsidiaries maintain commercially reasonable insurance coverage for normal risks incident to the respective businesses of the Company and each of its Subsidiaries and the respective properties and assets of the Company and each of its Subsidiaries. The Company has made available a complete and correct list of each Contract representing such coverage as of the date hereof.

(z)   Trust Business.
(1)   Since January 1, 2020, the Company and each of its Subsidiaries has, in all material respects, properly administered all instruments, indentures, declarations, Contracts, agreements, wills, resolutions or other documents, and the accounts related thereto, under which the Company or any of its Subsidiaries acts or has acted as an executor, administrator, trustee, fiduciary, representative, agent (including a custodian, paying agent or escrow agent), conservator, guardian or in a similar capacity (collectively, “Trust or Agency Agreements” and “Trust or Agency Accounts”), in accordance with the terms thereof and all applicable Law. Since January 1, 2020, neither the Company nor any of its Subsidiaries has (A) been subject to any claim for material damages, surcharged, disqualified or removed from any capacity held under any Trust or Agency Agreement or (B) been subject to any claim or received written notice questioning the validity or enforceability of any Trust or Agency Agreement. The Company and each of its Subsidiaries is eligible and qualified to act under each Trust or Agency Agreement to which it is a party and is not prohibited by applicable Law from performing its respective duties and obligations under any Trust or Agency Agreement.
(2)   Neither the Company nor any of its Subsidiaries has taken any action, nor failed to take any action, which would, or with the giving of notice or the passage of time or both could, (A) constitute a material default, breach or violation, including a violation or breach of any fiduciary duty, under any Trust or Agency Agreement, or (B) cause the Company or any of its Subsidiaries to be subject to a claim for material damages, or to be surcharged, disqualified or removed from any capacity held under any Trust or Agency Agreement.
(3)   Each Trust or Agency Agreement, and any amendment or modification thereto, was duly executed and delivered (or accepted) by, and constitutes a legal, valid agreement and binding appointment of, applicability to or obligation of, the Company or one of its Subsidiaries, and, to the Company’s Knowledge, each other party or beneficiary thereto (as applicable), in accordance with the term of those instruments.
(4)   To the Company’s Knowledge, there has been no event of material default or material violation of any duty by any other party with respect to any Trust or Agency Accounts, including any agent or third-party vendor employed by the Company or its Subsidiaries to perform or provide services for any one or more Trust or Agency Account.
(5)   To the Company’s Knowledge, no event has occurred (including the execution and delivery of this Agreement and the consummation of the transactions contemplated herein) which would, or with the giving of notice or the passage of time or both could, constitute a material default or material violation of any duty by the Company or its Subsidiaries or any other party to any Trust or Agency Agreement.
(6)   Except as would not reasonably be expected to be material to the Company, all records kept by the Company and its Subsidiaries relating to or in connection with Trust or Agency Agreements (“Trust or Agency Records”) have been maintained in all material respects in accordance with the Company’s and its Subsidiaries’ customary practice, all applicable Law and the applicable Trust or Agency Agreement. The Trust or Agency Records reflect all dispositions and acquisitions of assets and receipt and disbursement of funds, and the Company or any Subsidiary of the Company, as the case may be, maintains a system of internal accounting controls, policies and procedures sufficient to make it reasonable to expect that (A) such transactions are executed in accordance with management’s general or specific authorizations, and (B) such transactions are recorded in all material respects in conformity with any applicable accounting principles and in such a manner as to permit preparation of financial statements in accordance with any applicable accounting principles, including applicable trust principal and income rules, and fiduciary standards and any other criteria applicable to such statements and to maintain accountability for assets.
(7)   Except as would not reasonably be expected to be material to the Company, all assets held by the Company or any of its Subsidiaries pursuant to a Trust or Agency Agreement are in the possession or control of the Company or one of the Subsidiaries. The Company and its

Subsidiaries regularly perform an audit comparing the assets required to be held by the Company or one of its Subsidiaries pursuant to the Trust or Agency Agreements against the assets actually held by the Company and its Subsidiaries pursuant to the Trust or Agency Agreements, and no such audit has indicated any material discrepancies.
(aa)   Loans.
(1)   Each loan, revolving credit facility, letter of credit, Lease or other extension of credit or commitment to extend credit, including any loan participation or syndication (collectively, “Loans”), made or entered into by the Company or any of its Subsidiaries is evidenced by written promissory notes, loan agreements or other evidences of indebtedness (and have not been subsequently modified by any oral commitments, extensions or waivers), which, together with all security agreements, mortgages, guarantees and other related documents, are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), are in full force and effect and are in material compliance with all applicable Law. Each Loan was originated and has been serviced in (A) the ordinary course of business and consistent with past practices, (B) accordance with the Company’s and its Subsidiaries’ policies and procedures, copies of which have been made available to Parent, and (C) compliance in all material respects with all applicable Law. Each Loan, to the extent secured, is secured by a valid, enforceable and perfected Lien on the secured property described in the applicable security agreement. Neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in material breach of any provision of or in material default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Loan. The Company has Previously Disclosed a complete and correct list of all Loans that have been classified by it or any Governmental Authority as “Special Mention”, “Substandard”, “Loss”, “Classified”, “Criticized”, “Watch”, “Past Due”, “Doubtful” or words of similar import, and all Loans have been properly classified and risk rated by the Company and its Subsidiaries.
(2)   The provisions for loan losses contained in the Company Financial Statements were established in accordance with past practices and experiences of the Company and its Subsidiaries and in accordance with the requirements of GAAP and are adequate thereunder.
(3)   The Company has made available to Parent true and correct copies of the Loan files related to each individual Loan, note, borrowing arrangement and other commitment for credit relationships with a customer commitment greater than or equal to $75,000, in the case of consumer customers (as defined in the Company’s loan files), and greater than or equal to $200,000, in the case of all other customers, between the Company or any of its Subsidiaries, on the one hand, and a single third party obligor, on the other hand, a list of which has been made available to Parent.
(4)   Except as Previously Disclosed, since January 1, 2020, none of the Contracts pursuant to which the Company or any of its Subsidiaries has sold any Loans or pools of, or participations in, Loans contains any obligation to repurchase or reacquire part or all of such Loans, any collateral related thereto or such pools or participations, and all Loans or pools of, or participations in, Loans sold by the Company or any of its Subsidiaries have been sold without recourse.
(bb)   Interest Rate Risk Management Instruments.   All interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in material compliance with all applicable Law. All Interest Rate Instruments are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect. Neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in material breach of any provision of or in material default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Company has made available to Parent a complete and correct list of all Interest Rate Instruments as of the date hereof.
(cc)   Sufficiency of Assets.   The Company and each of its Subsidiaries own good and marketable title to, or have the valid right to use under a Lease or license of, all the material assets and rights used in the operation of the Company’s and each of its Subsidiaries’, as applicable, businesses as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.
(dd)   Mortgage Banking Activities.   To the Company’s Knowledge, all Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities), and all disclosures required by applicable Law made by the Company or any of its Subsidiaries in connection with the Mortgage Loans have been provided to the borrowers thereof, in each case, in accordance with all applicable Law in all material respects. To the Company’s Knowledge, no Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries. No fraud or material error, omission, misrepresentation, mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries or, to the Company’s Knowledge, any third-party servicer in connection with the origination or servicing of any of the Mortgage Loans. Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligation or potential obligation to repurchase or re-acquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. The Company has Previously Disclosed a complete list of each repurchase claim that the Company or any of its Subsidiaries has been subject to over the past two (2) years in respect of any Mortgage Loan, the circumstances as to each such matter, and the resolution or status of each such matter.
(ee)   Reorganization.   Neither the Company nor any of its Subsidiaries has taken any action, and none of them is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger and the Parent Merger, taken together, from being treated as a single integrated transaction that qualifies for the Intended Tax Treatment.
(ff)   No Other Representations or Warranties.
(1)   Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.
(2)   The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in this Agreement.
5.3   Representations and Warranties of Parent.   Except as Previously Disclosed, Parent hereby represents and warrants to the Company as follows:
(a)   Organization, Standing and Authority.   Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent. Parent has made available to the

Company a complete and correct copy of the Parent’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.
(b)   Parent Stock.   As of the date hereof, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 25,000,000 shares of Parent Preferred Stock. As of the date hereof, (i) 37,483,169 shares of Parent Common Stock, (ii) and no shares of Parent Preferred Stock were outstanding. As of the date hereof, 933,119 shares of Parent Common Stock are subject to Parent Stock Options granted under the Parent Stock Plans. As of the date hereof, Parent holds 2,034,116 shares of Parent Common Stock as treasury shares. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement and Parent Stock Options, issued as of the date hereof, and the Parent Stock Plans, as of the date hereof, Parent does not have any Rights issued or outstanding, any shares of Parent Stock reserved for issuance, or any commitment or agreement that obligates Parent to authorize, issue, transfer, purchase, redeem, sell or otherwise acquire any Parent Stock or any Rights. The shares of Parent Common Stock to be issued in the Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights). Except as Previously Disclosed, there are no voting trusts, proxies, stockholder agreements or other agreements or understandings to which Parent is a party with respect to the voting of shares of Parent Common Stock.
(c)   Significant Subsidiaries.
(1)   Parent has Previously Disclosed a list of its Subsidiaries, and Parent owns, directly or indirectly, all the outstanding equity securities of its Significant Subsidiaries free and clear of Liens, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and non-assessable. No equity securities of any of Parent’s Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise. There are no Contracts, commitments, arrangements or understandings by which Parent or any of its Significant Subsidiaries is or may become bound to sell or otherwise transfer any equity securities of any of Parent’s Significant Subsidiaries (other than to Parent or one of its wholly owned Subsidiaries). There are no Contracts, commitments, arrangements or understandings by which Parent or any of its Significant Subsidiaries is or may become bound that relate to Parent’s or any of its Significant Subsidiaries’ rights to vote or dispose of any equity securities of any of Parent’s Significant Subsidiaries. Each of Byline Bank is an “insured bank” as defined in the Federal Deposit Insurance Act.
(2)   Each of Parent’s Significant Subsidiaries and Merger Sub has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of such Significant Subsidiary’s business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent.
(d)   Power.   Parent and each of its Subsidiaries (including Merger Sub) has the corporate power and authority to own and operate their respective assets and properties and to conduct their respective business as such businesses are now being conducted. Parent and each of its Subsidiaries (including Merger Sub) has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
(e)   Authority.   Parent has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. Each of Parent’s Subsidiaries (including Merger Sub) to be party to any document or agreement in connection with the transactions contemplated hereby has taken all corporate (or comparable) action necessary for it to execute and deliver such document or agreement. Subject only to the receipt of the affirmative vote of Parent, as holder of all outstanding shares of common stock issued by Byline Bank, this Agreement, the Merger, the

Subsequent Mergers and the transactions contemplated hereby have been authorized by all necessary corporate action on the part of Parent and each of its Subsidiaries (including Merger Sub). This Agreement is Parent’s and Merger Sub’s valid and legally binding obligation, enforceable in accordance with its terms. The Parent Board, acting unanimously at a meeting where all members were present and voting on the actions approved, has adopted resolutions approving the Merger, the Subsequent Mergers and the other transactions contemplated hereby. The board of directors of Byline Bank, acting unanimously at a meeting where all members were present and voting on the actions approved, has unanimously adopted resolutions approving the Bank Merger, the Bank Merger Agreement and the consummation of the transactions contemplated thereby. Merger Sub’s board of directors, acting pursuant to a unanimous written consent, has adopted resolutions approving and recommending to Parent (as Merger Sub’s sole stockholder) approval of the matters required to be approved or adopted in order to effect the Merger, the Subsequent Mergers and the other transactions contemplated hereby.
(f)   Consents and Approvals.   No notices, applications or other filings are required to be made by Parent or any of its Subsidiaries (including Merger Sub) with, nor are any consents, approvals, waivers, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Parent or any of its Subsidiaries (including Merger Sub) from, any Governmental Authority or third party in connection with the execution, delivery or performance by Parent or Merger Sub of this Agreement or the consummation of the transactions contemplated hereby, except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the Bank Merger Act with the Board of Governors of the Federal Reserve System (acting through the appropriate Federal Reserve Bank), applications and notices with the FDIC, and applications and notices (including those required under the Illinois Banking Act) to the Illinois Department of Financial and Professional Regulation, (2) receipt of the stockholder approval described in Section 5.3(e), (3) filing of the Registration Statement with the SEC, and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (4) filings of any required applications and notices with, and receipt of any required approvals from, any Governmental Authority with responsibility for enforcing any state securities Law, (5) the filing of the Articles of Merger with respect to the Merger, the certificate of merger and articles of merger with respect to the Parent Merger and the articles of merger with respect to the Bank Merger, and (6) filings with applicable securities exchanges to obtain the listing authorizations contemplated by this Agreement.
(g)   No Defaults.   Subject to making the filings and receiving the consents and approvals referred to in Section 5.3(f), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate or conflict with in any material respect, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) Parent’s Constituent Documents or those of its Subsidiaries (including Merger Sub), (2) any material Contract of Parent or any of its Subsidiaries (including Merger Sub), or by which Parent or any of its Subsidiaries (including Merger Sub) is bound or affected, or to which Parent or any of its Subsidiaries (including Merger Sub) or Parent’s or any of its Subsidiaries’ (including Merger Subs’) respective businesses, operations, assets or properties is subject or receives benefits or (3) any Law.
(h)   Financial Advisors.   None of Parent, its Subsidiaries or any of Parent’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Parent has retained Stephens Inc. as its financial advisor.
(i)   Financial Reports and Regulatory Filings.
(1)   Parent has Previously Disclosed complete and correct copies of its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of Moss Adams LLP, its independent auditor) for the years ended December 31, 2021 and 2020 (the foregoing audited financial statements referred to collectively as the “Parent Audited Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Parent Audited Financial Statements (including any related notes and schedules) fairly presents in all material respects Parent’s financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of income, comprehensive income (loss) and changes in stockholders’ equity and cash flows included in the Parent Audited Financial Statements (including any related notes and schedules thereto) fairly presents in all material respects, the financial condition, results of operations, changes in stockholders’ equity, comprehensive income (loss) and cash flows, as the case may be, of Parent and its Subsidiaries on a consolidated basis for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein. Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and all other reports, registration statements, or information statements filed by it subsequent to November 4, 2022 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC or as thereafter amended, in each case prior to the date hereof (collectively, the “Parent SEC Filings”), as of the date filed or amended prior to the date hereof, as the case may be, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial condition contained in or incorporated by reference into any of the Parent SEC Filings (including the related notes and schedules) fairly presented or will fairly present in all material respects Parent’s financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of operation, comprehensive income (loss) and changes in stockholders’ equity and cash flows in the Parent SEC Filings (including any related notes and schedules thereto) fairly presented or will fairly present in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.
(2)   Parent (A) has designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (B) has disclosed, based solely on its most recent evaluation of its internal controls and procedures prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.
(3)   Since January 1, 2020, Parent and each of its Subsidiaries have filed all reports, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable provisions of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.
(j)   Absence of Certain Changes.   Since December 31, 2021, no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect on Parent. As of the date hereof, to the extent required by GAAP, all material liabilities and material obligations of Parent and its Subsidiaries have been reflected, disclosed or reserved against in the Parent Audited Financial Statements or

Parent SEC Filings, and since December 31, 2021 through the date hereof, (1) other than in the ordinary and usual course of business consistent with past practice, Parent and its Subsidiaries have not incurred any material obligation or liability, whether or not accrued, contingent or otherwise required to be reflected on a balance sheet (or notes thereto) prepared in accordance with GAAP and (2) Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice.
(k)   Litigation.   As of the date hereof, there is no material action, suit, claim, hearing, dispute, investigation, subpoena or proceeding pending or, to Parent’s Knowledge, threatened against or affecting Parent or any of its Subsidiaries (and Parent is not aware of any basis for any such action, suit, claim, hearing, dispute, investigation or proceeding), nor is there any judgment, order, decree, injunction or ruling of any Governmental Authority or arbitration outstanding against Parent or any of its Subsidiaries (or in the process of being issued) restraining or limiting in any material respect Parent or any of its Subsidiaries from taking any action of any kind in connection with their respective businesses (or in the process of being issued), except as Previously Disclosed.
(l)   Compliance with Laws.   Parent and each of its Subsidiaries:
(1)   Conducts and since January 1, 2020 has conducted its business in all material respects in compliance with all Law applicable thereto or to the employees conducting such businesses;
(2)   currently has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977;
(3)   has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such material permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened;
(4)   has received, since January 1, 2020, no written notification from a Governmental Authority (A) asserting that it is not in material compliance with any of the Laws that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any material permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (A), (B) and (C), as would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole; and
(5)   is in substantial compliance with all applicable NYSE listing and corporate governance standards.
(m)   Regulatory Matters.   As of the date hereof, neither Parent nor any of its Subsidiaries is subject to, or has been advised that Parent or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, or adopted any board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Parent or any of its Subsidiaries.
(n)   Approval Delays.   To the Knowledge of Parent, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed.
(o)   Available Funds.   Parent has or will have available to it funds necessary to satisfy its obligations in connection with the Merger and the transactions contemplated hereby.
(p)   Ownership of Company Common Stock.   Except for shares of Company Common Stock that Parent or any of its Subsidiaries may hold as an executor, administrator, trustee, agent, guardian, fiduciary or in a similar capacity for another person, neither Parent nor any of its Subsidiaries is the record owner or “beneficial owner”, as such term is used in Section 13(d) of the Exchange Act, and the rules and regulations of the SEC thereunder, of any shares of Company Common Stock as of immediately prior to the execution and delivery of this Agreement.
(q)   Ownership and Operation of Merger Sub.   As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Stock, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, has been, and at the Effective Time will be, owned by Parent. Merger Sub was newly-formed for the purpose of engaging in the Merger and has not conducted any business other than (x) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (y) in relation to this Agreement, the Merger and the other transactions contemplated hereby.
(r)   Environmental Matters.   Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent:
(1)   The operations, assets and properties of Parent and each of its Subsidiaries are and have at all times since January 1, 2020 been in compliance with applicable Environmental Laws;
(2)   Parent and each of its Subsidiaries has obtained, and is in material compliance with, all authorizations, licenses and permits required under Environmental Laws required in connection with the occupancy of their assets and properties and the operation of their respective businesses as presently conducted;
(3)   There are no proceedings, claims, actions, notices of violation or investigations of any kind, pending or, to Parent’s Knowledge, threatened, against Parent any of its Subsidiaries or any asset or property owned by Parent or any such Subsidiary in any court, agency or arbitral body or by any Governmental Authority, arising under or relating to any Environmental Law, and to Parent’s Knowledge there is no reasonable basis for any such pending or threatened proceeding, claim, action, notice of violation or investigation; and
(4)   There are no agreements, orders, judgments, decrees or settlements involving Parent or any of its Subsidiaries, or with respect to any asset or property owned by Parent or any such Subsidiary by or with any court, regulatory agency, Governmental Authority or private person, imposing liability or obligations under or relating to any Environmental Law.
(s)   ERISA.   All of the Parent Benefit Arrangements are in material compliance with and have been operated and administered in all material respects in accordance with their respective terms and ERISA, the Code and other applicable Laws. Each of the Parent Benefit Arrangements subject to ERISA that is Pension Plan, and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination, opinion or advisory letter, as applicable, from the IRS or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to Parent’s Knowledge, there are no circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. None of the Parent, any of its Subsidiaries or any Parent ERISA Affiliate has incurred or would be reasonably likely to incur any liability or obligation under Title IV of ERISA (other than the timely payment of premiums to the Pension Benefit Guaranty Corporation in the ordinary course of business) or a lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA. Neither Parent nor any of its Subsidiaries has, currently or at any time within the last six (6) years, sponsored, maintained, contributed or been required to contribute to any “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, “multiemployer plan”, within the meaning of Section 3(37) of ERISA, or “multiple employer plan”, within the meaning of Section 413(c) of the Code.
(t)   Reorganization.   Neither Parent nor any of its Subsidiaries has taken any action, and none of them is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger and the Parent Merger, taken together, from being treated as a single integrated transaction that qualifies for the Intended Tax Treatment.
(u)   No Other Representations or Warranties.
(1)   Except for the representations and warranties made by Parent in this Agreement, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.
(2)   Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in this Agreement.
ARTICLE 6
COVENANTS
6.1   Commercially Reasonable Efforts.
(a)   Subject to the terms and conditions of this Agreement and prior to the Effective Time, the Company and Parent will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable under applicable Law, so as to permit consummation of the Merger and the Subsequent Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate with, and furnish information to, the other party to that end.
(b)   The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7.
(c)   Without limiting Section 6.1(b), from time to time on or prior to the Closing Date, the Company or Parent may, after it becomes aware, supplement any of its representations and warranties with respect to any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein by delivering a supplemental Disclosure Schedule (“Supplemental Disclosure Schedule”). The information contained in any such Supplemental Disclosure Schedule shall not be deemed to have modified any of the representations and warranties of the Company or Parent contained in this Agreement or be considered Previously Disclosed unless it is expressly accepted as such in writing by the other party.
6.2   Stockholder Approvals.
(a)   As promptly as practicable following the date upon which the Registration Statement, filed pursuant to Section 6.6, shall have become effective (but in any event within forty-five (45) days thereof), the Company Board will submit to its stockholders the Company Stockholder Matters and any other matters required to be approved or adopted by such stockholders in order to carry out the intentions of this Agreement and the transactions contemplated hereby. In furtherance of that obligation, the Company will take, in accordance with applicable Law and its Constituent Documents, all action necessary, proper, desirable or advisable to convene a meeting of its stockholders (including any adjournment or postponement, the “Company Meeting”) as promptly as practicable (but in any event within forty-five (45) days of the Registration Statement becoming effective, or such other date as mutually agreed to by the parties) to consider and vote upon approval of the Company Stockholder Matters and any such other matters. The Company and the Company Board, as applicable, will each use its reasonable best efforts to obtain from the Company’s stockholders the required vote to approve the Company Stockholder Matters and any such other matters, including soliciting proxies through the Proxy Statement in accordance with applicable Law and recommending that the Company’s stockholders vote in favor of the Company Stockholder Matters (and including such recommendation in the Proxy Statement). The Company shall provide Parent with a reasonable opportunity to review and comment upon all proxy materials prior to the distribution of such proxy materials to stockholders of the Company, and the Company shall consider in good faith any comments of Parent and revise such proxy materials as may be appropriate. Notwithstanding the foregoing, if the Company Board, after consultation with outside advisors including its outside legal counsel and, with respect to financial matters, its financial advisors, determines in good faith that continuing to recommend this Agreement and the Company Stockholder Matters would violate its fiduciary duties under applicable Law, then, in submitting to its stockholders the Company Stockholder Matters, the Company Board may withhold or withdraw or modify in a manner adverse to Parent its recommendation that Company’s stockholders approve this Agreement or submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to the stockholders in the Proxy Statement or an appropriate amendment or supplement thereto; provided that the Company Board may not take any actions under this sentence until after giving Parent at least five (5) business days (or, if fewer than five (5) business days remain prior to the date of the Company Meeting, such fewer number of days) to respond to such Acquisition Proposal or other event or circumstances giving rise to the determination by the Company Board to take such action (and, in the event such action is taken in response to an Acquisition Proposal, after giving Parent notice of the third party in the Acquisition Proposal and the material terms and conditions of the Acquisition Proposal) and then taking into account any amendment or modification to this Agreement proposed in writing by Parent. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and will require a new notice period as referred to in this Section 6.2. Nothing in this Agreement shall be interpreted to excuse (1) the Company or the Company Board from complying with its obligation to submit this Agreement and the other Company Stockholder Matters to its stockholders at the Company Meeting or (2) any party to a Company Voting Agreement from complying with its obligations thereunder. Neither the Company nor the Company Board shall submit any Acquisition Proposal other than the Merger to the vote of its stockholders unless this Agreement shall have first been terminated in accordance with its terms.
(b)   The Company shall cooperate with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company’s stockholders.
6.3   Regulatory Applications; Third Party Consents.
(a)   Prior to the Effective Time, the Company and Parent and their respective Subsidiaries will cooperate and use reasonable best efforts to prepare as promptly as practicable all documentation, to make all filings and to obtain all consents, approvals, permits and other authorizations of all Governmental Authorities necessary in order to consummate the Merger and the other transactions contemplated hereby, including the Subsequent Mergers, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a material and adverse effect on Parent or the Surviving Corporation, (the “Requisite Regulatory Approvals”), and to make and obtain all other Required Third Party Consents; notwithstanding the foregoing, Parent and the Company will use reasonable best efforts to prepare and file, or cause their respective Subsidiaries to prepare and file, any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals within forty-five (45) days of the date of this Agreement. Each of the Company and Parent will have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable Law relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals and the Required Third Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby, and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.
(b)   The Company and Parent will, upon request (but subject to applicable confidentiality requirements), furnish the other party with all information concerning itself, its Affiliates, directors,

officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Affiliates with or to any third party or Governmental Authority in connection with the transactions contemplated hereby and to respond to any comment letters received in connection therewith.
(c)   Notwithstanding the foregoing or anything else in this Agreement, nothing shall require Parent or the Company to, and the Company and its Subsidiaries shall not, without the prior written consent of Parent, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval that would (i) materially and adversely affect the business, operations or financial condition of Parent (measured on a scale relative to the Company and its Subsidiaries, taken as a whole), (ii) require Parent or any of its Subsidiaries to make any material and adverse covenants or commitments, or complete any divestitures, whether prior to or subsequent to the Closing, (iii) result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole or (iv) or restrict in any material and adverse respect or impose a material burden on Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (for purposes of clause (iv), materiality shall be measured on a scale relative to the Company and its Subsidiaries, taken as a whole) (a “Burdensome Condition”).
6.4   Authorization and Reservation of Parent Common Stock.   The Parent Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Parent Common Stock to be issued pursuant to this Agreement and take, and cause Merger Sub and Byline Bank to take, all other necessary corporate action to consummate the transactions contemplated hereby.
6.5   Exchange Listing.   Parent shall file with the NYSE on a timely basis all such notifications and forms necessary for the listing of all shares of Parent Common Stock to be delivered in connection with the Merger, and use its reasonable best efforts to cause all such shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.
6.6   SEC Filings.
(a)   Parent will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the notice, proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate, and to cause their Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement and to use their reasonable best efforts to cause the filing of the Registration Statement with the SEC within sixty (60) days following the date of this Agreement. Parent will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness (including by filing any necessary amendments or supplements) of such Registration Statement until the Effective Time. Prior to the filing of the Registration Statement, Parent shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. Parent also agrees to take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities Law or “Blue Sky” Laws and rules and regulations thereunder required to carry out the transactions contemplated hereby. The Company agrees to promptly furnish to Parent all information concerning the Company, its Affiliates, officers, directors and stockholders as may be reasonably requested in connection with the foregoing, in a form appropriate (or from which such information can be derived in a commercially reasonable manner) for usage in such document or any such other use.

(b)   The Company and Parent each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. The Company and Parent each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.
(c)   Parent shall promptly provide the Company with all comment letters from the SEC or its staff pertaining to the Registration Statement or the Proxy Statement relating to the Company. The Company will, upon request, promptly furnish Parent with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in order for Parent to respond promptly to any comments received from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any comments or requests by the SEC for the amendment or supplement of the Registration Statement or for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Parent or any Subsidiary of the Company or Parent, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Parent, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Parent, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Parent or any of its Subsidiaries), and the Company or Parent, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Parent’s stockholders.
6.7   Press Releases.   Each party will consult with the other before issuing any press release, employee communication or other stockholder communication with respect to the Merger or this Agreement and will not issue any such press release or make any such communication without the prior written consent of such other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior written consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such press release or make such communication as are required by applicable Law or securities exchange rules. The Company and Parent will cooperate to develop all public communications of the Company and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.
6.8   Acquisition Proposals.   The Company agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ Representatives, agents, advisors and Affiliates not to, solicit or knowingly encourage in any way inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential nonpublic information to, or have any discussions with, any person relating to any Acquisition Proposal; provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal and the Company Board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or is reasonably expected to lead to a Superior Proposal, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions if the Company Board concludes in good faith, after consultation with its outside legal counsel, that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality provisions set forth in the Confidentiality Agreement (without regard to any modification thereof pursuant hereto or lapse of time). The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Parent with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce the confidentiality provisions of any confidentiality or similar agreement relating to an Acquisition Proposal. The Company will promptly advise Parent following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Parent apprised of any related developments on a prompt basis.
6.9   Takeover Laws and Provisions.   Neither the Company nor Parent will take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and will take or cause to be taken all commercially reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated hereby from, or if necessary challenge the applicability of, any applicable Takeover Law, as now or hereafter in effect.
6.10   Access; Information.
(a)   Each of Parent and the Company agree that upon reasonable notice and subject to applicable Law relating to the exchange of information, such Party will (and will cause its Subsidiaries to) afford the other Party, and its Representatives, such reasonable access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information in its possession or control as the other Party may reasonably request under the circumstances, including for purposes of facilitating the integration of the Company and its Subsidiaries with Parent and its Subsidiaries, and including as may be necessary or advisable to effect the Conversion pursuant to Section 6.14. In addition, the Company will furnish reasonably promptly to Parent (1) to the extent consistent with applicable Law, a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state banking or securities Laws, and (2) all other information in its possession or control concerning the business, properties and personnel of it and its Subsidiaries as Parent may reasonably request. The Company shall also provide Parent with copies of regular annual, quarterly and monthly financial reports that the Company or Inland Bank prepare in the ordinary course of business, beginning with the first full week after the date hereof until the Effective Time reasonably promptly after they become available. The Company shall also cause to be prepared and provided to Parent the Company’s consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of RSM US LLP, its independent auditor) for the fiscal year ended December 31, 2022 prior to Closing. In addition, the Company shall enter into an engagement letter with Forvis pursuant to which Forvis will prepare audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of Forvis) for the Company 401(k) Plan for (i) the fiscal year ended December 31, 2022 and (ii) for the period from January 1, 2023 through the date of liquidation of the Company 401(k) Plan pursuant to Section 6.13(b). The cost of such audited financial statements for the Company 401(k) Plan shall be borne by the Company. The Company and Parent each agree to promptly notify the other of any action, suit, claim, hearing, dispute, subpoena, investigation or proceeding commenced, or to the Knowledge of the Company or Parent, as applicable, threatened against the Company or Parent or any of their respective Subsidiaries that are related to the transactions contemplated by this Agreement. Nothing in this Agreement will require Parent or the Company to afford access or disclose information that would violate applicable Law, jeopardize attorney-client privilege, relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of the matters being disclosed or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies. Each of the Company and Parent shall use commercially reasonable efforts to minimize any interference with the regular business operations of the Company and its Subsidiaries during any such access.
(b)   No investigation by the Company or Parent of, or Knowledge that the Company or Parent may have with respect to, the business and affairs of the other Party, pursuant to this Section 6.10 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement of such Party in this Agreement, or the conditions to such Party’s obligation to consummate the transactions contemplated hereby.
(c)   The Company shall give reasonable notice to Parent of all meetings of the Company Board and any of its committees, and the board of directors of Inland Bank and any of its committees, and the agenda for or business to be discussed at such meetings. To the extent consistent with applicable Law, the Company shall promptly transmit to Parent copies of all notices, minutes, consents and other materials that the Company or Inland Bank provides to their respective directors; provided that the Company shall not be required to disclose any information or documents related to, and may redact any information or document to the extent it relates to, the transactions contemplated by this Agreement, or any Acquisition Proposal, or any other matter involving attorney-client privileged matters.
(d)   The Company shall cause Inland Bank, prior to the Closing Date, (i) to write off all Loans of Inland Bank that are required to be written off by Inland Bank’s regulators or that, in conformity with past practices and policies of Inland Bank and GAAP, should be written off as Loan losses and (ii) to write down potential Loan losses in conformity with past practices and policies of Inland Bank and GAAP. No such write-off or write-down shall result in a breach of any warranty or representation made herein or otherwise have any effect on the determination by the Parties that the conditions to the Merger set forth in Article 7 have been satisfied, fulfilled or waived or have any effect on the calculation of Company Tangible Common Equity. Nothing in this Section 6.10(d) shall require the Company to make any additional provision to Inland Bank’s reserve for loan losses so long as such reserve is adequate and in compliance with GAAP and all regulatory requirements.
(e)   Notwithstanding Section 6.10(d), to the extent reasonably requested by Parent, the Company agrees that it shall, and shall cause Inland Bank, to: (a) make any accounting adjustments or entries to its books of account and other financial records; (b) make additional provisions to Inland Bank’s allowance for loan and lease losses; (c) sell or transfer any investment securities held by it; (d) charge off any Loan; (e) create any new reserve account or make additional provisions to any other existing reserve account; (f) make changes in any accounting method; (g) accelerate, defer or accrue any anticipated obligation, expense or income item; and (h) make any other adjustments which would affect the financial reporting of Parent, on a consolidated basis after the Effective Time; provided, however, that neither the Company nor Inland Bank shall be obligated to take any such requested action until immediately prior to the Closing and at such time as the Company shall have received reasonable assurances in writing that all conditions precedent to Parent’s obligations under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied and, in any case, may be conditioned upon the subsequent occurrence of the Closing, and no such adjustment which the Company or Inland Bank would not have been required to make but for the request by Parent pursuant to the terms of this Section 6.10(e) shall result in a breach of any warranty or representation made herein or otherwise have any effect on the determination by the Parties that the conditions to the Merger set forth in Article 7 have been satisfied, fulfilled or waived or have any impact on the calculation of Company Tangible Common Equity.
(f)   Each of Parent and the Company will hold any information it may obtain from the other in connection with this Agreement and the transactions contemplated hereby which is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement.
6.11   Supplemental Indentures.   At or before the Effective Time, Parent and the Company will execute and deliver, or cause to be executed and delivered, by or on behalf of Parent and the Company, one or more supplemental indentures and other instruments, and take or cause to be taken all such other action, required for the due assumption of the Company’s outstanding debt, Trust Preferred Securities, guarantees, securities, and other agreements as Previously Disclosed.

6.12   Indemnification.
(a)   The Parties acknowledge and agree that prior to the Effective Time the Company shall purchase, and Parent shall maintain for the duration of the Tail Coverage Period, a tail policy of directors’ and officers’ liability coverage that provides directors’ and officers’ liability insurance with respect to actions and omissions occurring on or prior to the Effective Time, subject to the following conditions:
(1)   On or prior to the Closing Date, the Company shall purchase, at its own expense, for the benefit of the Company and the Surviving Corporation and their respective Subsidiaries (including their respective successors) and persons who were officers or directors of the Company and its Subsidiaries prior to the Closing Date, a prepaid tail policy or policies from the Company’s current directors’ and officers’ liability insurer providing coverages no less favorable to the insured persons than the level and scope of directors’ and officers’ liability as set forth in the Company’s and its Subsidiaries current directors’ and officers’ liability insurance policies in effect as of the Closing (together, such tail policy or policies are referred to as the “Tail Policy”).
(2)   The term of the Tail Policy shall be for a period of six (6) years or, if such term of coverage is not available, such other maximum period of coverage available at a cost not exceeding the Maximum Amount (as defined below) (the “Tail Coverage Period”).
(3)   In the event such insurer declines to provide the Tail Policy prior to the Closing Date, the Company shall use its commercially reasonable efforts to identify and obtain similar coverage from another insurance carrier of substantially similar size and reputation to that of such former insurer, if such coverage is reasonably obtainable from the marketplace. If after such reasonable efforts another such insurance carrier is unable or unwilling to provide such similar coverage, the Company shall obtain the best coverage available, as determined in the reasonable judgment of the Company, for a cost up to but not exceeding the Maximum Amount (as defined below).
(4)   In no event shall the Company expend, in order to provide or maintain the insurance coverages pursuant to this Section 6.12(a), any annual amount, in aggregate, in excess of two hundred fifty percent (250%) of the amount of the aggregate premiums paid by the Company for the current policy term for such purpose (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Company shall use reasonable efforts to maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a total cost equal to the Maximum Amount.
(5)   Prior to the Effective Time, the Company shall notify the appropriate directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of the Company, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any officer or director of the Company or Inland Bank, or circumstances to the Knowledge of the Company reasonably likely to give rise thereto to the extent known by the Company or Inland Bank, in accordance with the terms and conditions of the applicable policies. The Company’s and Inland Bank’s directors and officers shall use reasonable efforts to cooperate with the Company (if prior to the Closing Date) or Parent (if after the Effective Time) in obtaining the above-described insurance coverages.
(b)   From and after the Effective Time, Parent agrees to indemnify and hold harmless each present and former director or officer of the Company and its Subsidiaries and any other person entitled to indemnification pursuant to the Constituent Documents of the Company and its Subsidiaries (in each case, in such capacities) (individually, a “Company Indemnified Party”, and, collectively, the “Company Indemnified Parties”), and any person who becomes a Company Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or Inland Bank and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the same extent as such persons are indemnified as of the date of this Agreement by the Company or its Subsidiaries pursuant to their respective Constituent Documents in effect on the date of this Agreement; and Parent shall also advance expenses as incurred by such Company Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by the Company or its Subsidiaries pursuant to their respective Constituent Documents in effect on the date of this Agreement; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.
(c)   Nothing set forth in this Section 6.12 is intended to or shall limit or otherwise affect the representations, warranties, covenants and other agreements of the Company set forth in this Agreement.
(d)   The provisions of this Section 6.12 are intended for the benefit of, and will be enforceable, by each of the Company Indemnified Parties, his or her heirs and his or her representatives. In the event that, after the Effective Time, Parent (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each case, Parent shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 6.12.
6.13   Benefits Arrangements.
(a)   Compensation and Benefits.   Following the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to each individual who is an employee of the Company and its Subsidiaries immediately prior to the Effective Time (“Covered Employees”), base compensation, bonus opportunities and employee benefits that are consistent with the base compensation, bonus opportunities and employee benefits that Parent offers to its similarly situated employees. From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor all of the Company Benefit Arrangements, it being understood that the transactions contemplated by this Agreement constitute a “change in control” (or equivalent term) for purposes of such Company Benefit Arrangements; provided that the Surviving Corporation may terminate or discontinue any Company Benefit Arrangements in accordance with the terms of such plan or program and applicable Law.
(b)   Termination of Company 401(k) Plan.
(1)   If requested in writing by Parent at least ten (10) business days prior to the Effective Time, the Company shall adopt resolutions of the Company Board to terminate the Company’s 401(k) Savings Plan (the “Company 401(k) Plan”) effective immediately prior to, and conditioned upon the occurrence of, the Effective Time and to fully vest all participants in such Company 401(k) Plan. Before adopting such resolutions, the Company shall provide a draft of such resolutions to Parent for an opportunity to comment thereon, which Parent shall not unreasonably delay.
(2)   Prior to the termination of the Company 401(k) Plan, the Company or its Subsidiaries shall make contributions to the Company 401(k) Plan with respect to the January 1, 2022 through December 31, 2022 plan year, and, if the Effective Time occurs on or after January 1, 2023, the plan year commencing January 1, 2023 (and if applicable any subsequent plan year commencing prior to the Effective Time) and ending on the date of the Company 401(k) Plan termination in accordance with the terms of the Company 401(k) Plan and applicable Law.
(3)   As of the later of the Effective Time and the date on which the Company 401(k) Plan is terminated, Parent shall offer participation in Parent’s tax-qualified defined contribution plan (“Parent 401(k) Plan”) to each person who was eligible to participate in the Company 401(k) Plan as of the date of its termination. Parent shall cause the Parent 401(k) Plan to, following the Closing Date and pursuant to Section 401(a)(31)(D) of the Code, accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of eligible amounts (including outstanding loans) distributed to employees from the Company 401(k) Plan.

(c)   Severance Benefits.   Following the Effective Time and for twelve (12) months thereafter, Parent or its Subsidiaries shall cause the Covered Employees who are employed as of the Effective Time to be covered by the severance terms Previously Disclosed, based on such Covered Employee’s compensation and benefits as of immediately prior to the date of termination (or, if greater, based on such Covered Employee’s compensation and benefits with the Company immediately prior to the Effective Time). In connection with the foregoing, such terminated Covered Employees shall receive service credit for years of continuous service with the Company or its Subsidiaries and Parent and its Subsidiaries for purposes of determining the amount of any severance pay under such plan, program or policy. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or a change in control payment under any employment agreement, change in control agreement or similar agreement shall be entitled to participate in the severance plan, program or policy described in this Section 6.13(c).
(d)   Service Credit.   For purposes of vesting, eligibility to participate and benefit accruals for vacation and paid time off under the Parent Benefit Arrangements, each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Arrangement in which such Covered Employee participated or was eligible to participate immediately prior to the Effective Time; provided that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or Byline Bank. In addition, and without limiting the generality of the foregoing, (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Arrangements to the extent coverage under such Parent Benefit Arrangements is replacing a comparable Company Benefit Arrangement in which such Covered Employee participated immediately before the Effective Time, and (ii) with respect to welfare benefit plans of Parent or Byline Bank in which Covered Employees are eligible to participate, Parent agrees to cause each such welfare benefit plan to waive any preexisting conditions, waiting periods and actively at work requirements under such plans. In no event shall such recognition of service operate to duplicate any benefits of a Covered Employee with respect to the same period of service. For purposes of each Parent Benefit Arrangement providing medical, dental, pharmaceutical and/or vision benefits, Parent shall cause any eligible expenses incurred by Covered Employees and their covered dependents during the portion of the plan year of the comparable Company Benefit Arrangement ending on the date such employee’s participation in the corresponding Parent plan begins to be taken into account under such Parent Benefit Arrangement for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year of the Parent plan.
(e)   No Third Party Rights.   This Section 6.13 shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 6.13. To the extent permitted by applicable legal requirements, prior to the Effective Time, the Company Board or the appropriate committee thereof, as applicable, shall adopt such amendments to the Company Benefit Arrangements as may be mutually agreed between the Company and Parent; provided, however, that any such amendment shall not be effective until immediately prior to the Effective Time and shall be contingent upon the occurrence of the Effective Time. In no event shall the terms of this Agreement be deemed to (1) alter or limit the ability of Parent or its Subsidiaries to amend, modify, change or terminate any Benefit Arrangement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, (2) confer upon any current or former employee or other service provider of the Company or its Subsidiaries, any right to employment or continued employment or continued service with Parent or of its Subsidiaries, or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider, (3) permit any payment to be made to an employee or service provider of the Company or its Subsidiaries that requires prior approval or non-objection from a Governmental Authority without obtaining such prior approval or non-objection or (4) alter or limit the ability of Parent or its Subsidiaries to exercise discretion with respect to eligibility, participation, amounts awarded or payable, or benefits provided, under the terms or provisions of any Benefit Arrangement of Parent or its Subsidiaries.

6.14   Conversion, Data Processing and Related Matters.   Prior to the Effective Time, the parties agree to cooperate and to employ their commercially reasonable efforts to plan, execute and complete, at Parent’s sole cost, the Conversion in an orderly and efficient manner following the Closing; provided, that in no event shall the Conversion become effective prior to the Effective Time. Commencing as of the date of this Agreement, the Company and Parent shall each appoint qualified staff members to act as project managers for the Conversion (each, a “Conversion Project Manager”). Such Conversion Project Managers shall act as the principal contacts between the parties on matters relating to the Conversion, and shall coordinate the assignment of personnel as required and generally facilitate the planning, execution and completion of the Conversion. In addition to any conversion of the data and systems files as part of the Conversion, the parties shall reasonably cooperate in exchanging and providing the information requested and performing such tasks as may be necessary to complete the Conversion, including the collection and input of relevant data, development of new operating procedures and design of forms, in each case, as mutually agreed by the parties. Subject to applicable Law, the Company shall, commencing as of the date of this Agreement, provide Parent and Byline Bank with reasonable access to Inland Bank’s offices, systems and facilities and all relevant information and personnel at such times and places as Byline Bank shall reasonably request (with minimal disruption to the Company’s and Inland Bank’s employees, customers and operations) as shall be reasonably necessary to effect the Conversion following the Closing. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.15   Title Surveys.
(a)   The Company shall order, at Company’s sole cost and expense, within ten (10) business days after the date of this Agreement, with respect to all Owned Real Property (including any real property designated as “other real estate owned” by Inland Bank (“OREO”)) owned by the Company or any Subsidiary thereof as of the date hereof, (1) an ALTA survey made in accordance with the 2022 minimum standard detail requirements for ALTA/NSPS surveys, or other survey made in accordance with comparable requirements (each a “Survey”), certified to Parent, Byline Bank and Chicago Title Insurance Company or another title insurance company of similar capabilities and repute (the “Title Company”), (2) a commitment for issuance of an ALTA 2006 Owner’s Policy of Title Insurance or a similar insurance policy (each a “Title Commitment”) dated subsequent to the date of this Agreement but prior to the Closing Date issued by the Title Company in an amount equal to the greater of the value of such real property as shown on the Company’s or its Subsidiaries’ books and records or the fair market value of such real property and (3) copies of all documents referenced in the Title Commitment exceptions. The Company shall use commercially reasonable efforts to cause (x) the delivery to Parent of a Survey and (y) the Title Company to deliver to Parent a Title Commitment and copies of all documents referenced in the Title Commitment exceptions for each real property owned by the Company or any of its Subsidiaries (other than OREO) as soon as reasonably practicable following the date of this Agreement.
(b)   For each real property owned by the Company or any of its Subsidiaries, Parent will have a period of ten (10) business days from Parent’s receipt of the last of the Survey, the Title Commitment and all documents referenced in the Title Commitment exceptions with respect to such real property (“Title Review Period”) in which to review such documents and provide the Company with written notice (“Title Notice”) of any condition disclosed in such Survey or Title Commitment that is not reasonably approved by Parent; provided, however, Parent shall be deemed to approve any condition that is a Permitted Lien.
(c)   If a Title Notice is timely given by Parent, the Company shall use its commercially reasonable efforts to promptly (but in any event within twenty-five (25) days of the date of the Title Notice) cure or remove, to Parent’s reasonable satisfaction, each condition set forth on the Title Notice.
(d)   The Company shall cause the Title Company to deliver title insurance policies to match the Title Commitments on or prior to the Closing Date as requested by Parent.

(e)   Notwithstanding anything in this Section 6.15 to the contrary, the Company shall keep Parent reasonably apprised of all activities and actions contemplated by this Section 6.15, and the Company and Parent shall cooperate fully with one another with respect to the matters required by this Section 6.15.
6.16   Environmental Surveys.
(a)   Environmental Surveys.   The Company has provided to Parent copies of the most recent environmental assessments and reports (if any) that the Company or Inland Bank have obtained in connection with each Owned Real Property (including the Leased Real Property). Within thirty (30) days following the date of this Agreement, Parent may complete, at Parent’s sole expense and with minimal interference with the regular business operations conducted at the applicable Real Property, a Phase I environmental assessment or an update of the existing Phase I environmental assessment (the “Environmental Survey”) of the Owned Real Property. In the event the Environmental Survey indicates or tends to indicate the presence or the suspected presence of an Environmental Condition (in the sole discretion of Parent), Parent will give the Company written notice of the presence or the suspected presence of the Environmental Condition within ten (10) business days of receipt of the Environmental Survey (together with all information it possesses relating to the Environmental Condition). For purposes of this Agreement, an “Environmental Condition” shall mean (i) an aboveground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Owned Real Property and which violates an Environmental Law; (ii) a Hazardous Material found in building materials at the Owned Real Property or present in soil and/or groundwater at the Owned Real Property which violates an Environmental Law; (iii) a discharge, emission or release of a Hazardous Material related to the Owned Real Property which violates an Environmental Law; (iv) an event or condition that likely has occurred or exists with respect to the Owned Real Property which constitutes a violation of an Environmental Law; or (v) an event or condition related to the Owned Real Property which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.
(b)   Phase II Survey.   Within thirty (30) days of receipt of the notice of the presence or suspected presence of an Environmental Condition, Parent may complete, at its sole expense and with minimal interference with the regular business operations conducted at the applicable Real Property, a physical examination and investigation of the Environmental Condition indicated in the Environmental Survey (the “Phase II Survey”). The subject, scope, manner and method of the Phase II Survey will be subject to the Company’s prior review and reasonable approval, which approval shall not be unreasonably delayed, conditioned or withheld. At all times the Company shall have access to all field data, analytical data and analytical results obtained or generated in connection with the Phase II Survey. Upon Parent’s receipt of a final written report of the Phase II Survey, at the Company’s request, Parent shall promptly deliver to the Company copies of the Phase II Survey report, all written reports, analytical data, correspondence, notices or other written materials relating thereto.
(c)   Remediation.   If any Phase I Survey or Phase II Survey Report indicates or confirms, in the reasonable discretion of Parent, the presence of an Environmental Condition related to an Owned Real Property Previously Disclosed (an “Owned Environmental Property”) and which requires remediation under an Environmental Law given the current use of such Owned Environmental Property, Parent will have the right to cause such remediation work to be performed on such Owned Environmental Property by an environmental remediation firm mutually agreed to by Parent and the Company, and the Company agrees that it shall bear the Net Remediation Costs (as defined below) of the remediation work performed on such Owned Environmental Property. For purposes of this Agreement, the term “Net Remediation Costs” means all costs and expenses incurred by the Company or Inland Bank to remediate or correct an Environmental Condition relating to an Owned Environmental Property in accordance with the requirements of applicable Environmental Law, provided that Net Remediation Costs shall specifically exclude any and all costs or expenses to remediate or correct an Environmental Condition that are either directly paid, or reimbursed to the Company or Inland Bank, by (i) any Governmental Authority, including without limitation, the United States Environmental Protection Agency and the Illinois Environmental Protection Agency, (ii) any environmental remediation fund established, managed, funded or overseen by any Governmental Authority, including without limitation, the Illinois Leaking Underground Storage Tank Fund, or (iii) any other third party, including without limitation, any insurer.
6.17   Disposition of Certain Assets.
(a)   The Company will use, and will cause Inland Bank to use, its best efforts to cause the Mortgage Business Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For purposes of this Agreement, the “Mortgage Business” shall mean the mortgage business conducted by Inland Bank involving the origination, servicing and sale of Mortgage Loans. For the purposes of this Agreement, the “Mortgage Business Disposition” shall mean that each of the following has occurred, on terms and conditions consented to by Parent, such consent not to be unreasonably withheld, delayed or denied, and is completed: (i) all of the assets, liabilities and business relating solely to the Mortgage Business, including without limitation, the Previously Disclosed real estate Leases, fixtures, equipment, Loans, Contracts and warehouse lines of credit or other debit facilities relating solely to the Mortgage Business, shall have been, as applicable, (A) sold, assigned, transferred, conveyed and delivered to, and assumed, satisfied and discharged by, a third party purchaser, (B) terminated with no further obligation, liability or recourse to the Company or any of its Subsidiaries or (C) repaid in full; and (ii) all employees of the Mortgage Business as Previously Disclosed shall have been terminated or become employees of another person that is not an Affiliate of the Company, and any such employees of the Mortgage Business that receive a severance or similar payment in connection with the termination of their employment shall have entered into a release agreement with the Company and Inland Bank. The Company shall provide Parent with periodic reports as to the status of the Mortgage Business Disposition, including the occurrence of any closings, and the transfer and assumption of the assets and liabilities of the Mortgage Business.
(b)   The Company will use, and will cause Inland Bank to use, its best efforts to cause the Loan Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For the purposes of this Agreement, the “Loan Disposition” shall mean the sale, transfer, assignment or other disposition of the loan Previously Disclosed to a third party purchaser at a price equal to the then current principal and interest balance of such loan, and on such other terms and conditions consented to by Parent, such consent not to be unreasonably withheld, delayed or denied.
(c)   The Company will use, and will cause Inland Bank to use, its best efforts to cause the HSA Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For the purposes of this Agreement, the “HSA Disposition” shall mean the sale, transfer, assignment or other disposition of certain of Inland Bank’s HSA deposit liabilities to a third party purchaser.
(d)   The Company will use, and will cause Inland Bank to use, its best efforts to cause the Restitution Claim Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For the purposes of this Agreement, the “Restitution Claim Disposition” shall mean the sale, transfer, assignment or other disposition of Inland Bank’s rights to any claims and/or restitution amounts in connection with the loan it previously made to the borrower as Previously Disclosed and on such terms and conditions as Previously Disclosed.
(e)   The Company will use, and will cause Inland Bank to use, its best efforts to cause the SNC Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For the purposes of this Agreement, the “SNC Disposition” shall mean the sale, transfer, assignment or other disposition of Inland Bank’s rights to the loan it previously made to the borrower as Previously Disclosed and on such terms and conditions as Previously Disclosed.
6.18   Representation on the Parent Board.   Prior to the Effective Time to be effective at the Effective Time, Parent shall cause one (1) person who shall be mutually agreed to by the Company and Parent to be appointed as a director on the Parent Board and to be re-nominated for a one (1) year term at each of the annual meetings of stockholders to be held in 2023 and 2024. If, during this period, such person shall for any reason cease to serve as a director or choses for any reason not to stand for re-election, the Parent Board shall promptly appoint another person as mutually agreed to by the Company and Parent. However, in the event that, at any time during this period, Daniel Goodwin’s beneficial ownership of Parent Common Stock falls below five percent (5%) of the then outstanding shares of Parent Common Stock, Parent may choose, but shall not be required to choose, not to re-nominate the person then serving on the Parent Board pursuant to this Section 6.18 at the next annual meeting of stockholders.
6.19   Section 16 Matters.   Prior to the Effective Time, Parent shall take such steps as may be necessary or appropriate to cause any acquisition of securities of Parent by the person who will join the Parent Board, and any other director, officer or employee of the Company who will, following the Effective Time, be subject to Section 16 under the Exchange Act with respect to Parent, in connection with the consummation of the Merger to be exempt under Rule 16b-3 promulgated under the 1934 Act.
6.20   Stockholder Litigation.   Each of Parent and the Company shall promptly notify each other in writing of any action, claim, proceeding, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator pending or, to the Knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin, materially delay or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any litigation against the Company and or its directors or Affiliates relating to the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
6.21   Additional Agreements.   In case at any time after the Effective Time any further action that is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Parent Merger, the then current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such reasonably necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.
6.22   Tax-Free Reorganization.
(a)   The parties intend that the Merger and the Parent Merger, taken together, qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations. From and after the date of this Agreement and until the Effective Time, each of the Company and Parent shall use its reasonable best efforts, and shall cause their Subsidiaries to use reasonable best efforts, to cause the Merger and the Parent Merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger and the Parent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Parent nor any Affiliate of the Parent knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger and the Parent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time or, if earlier, January 15 of the year following the calendar year in which the Effective Time occurs, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations. Each of the Company and Parent shall report the Merger and the Parent Merger as an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code on its U.S. federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)   As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to the Parent, at the date of the legal opinions referred to in Section 7.2(c) and Section 7.3(c), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary additions, exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to the Parent and counsel to the Company to deliver the legal opinions contemplated by Section 7.2(c) and Section 7.3(c), respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 7.2(c). The Company will deliver such certificates to counsel to the Company and counsel to the Parent at the Closing.
(c)   As of the date hereof, the Parent does not know of any reason: (i) why it would not be able to deliver to counsel to the Parent and counsel to the Company, at the date of the legal opinions referred to in Section 7.2(c) and Section 7.3(c), certificates substantially in compliance with the IRS Guidelines, to enable counsel to the Parent and counsel to the Company to deliver the legal opinions contemplated by Section 7.2(c) and Section 7.3(c), respectively, and the Parent hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Parent would not be able to deliver the opinion required by Section 7.3(c). the Parent will deliver such certificates to counsel to the Parent and counsel to the Company at the Closing.
ARTICLE 7
CONDITIONS TO THE MERGER
7.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligation of each party to consummate the Merger is subject to the fulfillment or written waiver by each party before the Effective Time of each of the following conditions:
(a)   Stockholder Approval.   The Company Stockholder Matters shall have been duly approved by the requisite votes of the holders of the Company Common Stock.
(b)   Regulatory Approvals.   All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a Burdensome Condition on Parent.
(c)   Exchange Listing.   The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
(d)   Registration Statement.   The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated or, to Parent’s Knowledge, threatened by the SEC and not withdrawn.
(e)   No Injunction.   No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger, the Subsequent Mergers or the other transactions contemplated by this Agreement. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger, the Subsequent Mergers or the other transactions contemplated by this Agreement.
7.2   Conditions to the Obligation of the Company.   The Company’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by the Company before the Effective Time of each of the following conditions:
(a)   Representations and Warranties of Parent.   The representation and warranty of Parent contained in the first sentence of Section 5.3(e) and Section 5.3(j) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and each of the representations and warranties of Parent contained in Section 5.3(a) and

Section 5.3(b), shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All of the other representations and warranties of Parent contained in Section 5.3 (read for purposes of this sentence without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure(s) of such representations and warranties to be so true and correct, individually or in the aggregate (and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties), has had or would reasonably be expected to result in a Material Adverse Effect on Parent. The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent affirming the accuracy of the foregoing.
(b)   Performance of Obligations of Parent.   Parent shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or before the Effective Time, and the Company shall have received a certificate, dated the Closing Date and signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to that effect.
(c)   Tax Opinion of the Company’s Counsel.   The Company shall have received an opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP (or such other law firm acceptable to the Company and Parent (with such approval not to be unreasonably withheld)), dated the Closing Date, in form and in substance reasonably acceptable to the Company and based on facts, representations and assumptions described in such opinion, to the effect that: (i) the Merger and the Parent Merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such law firm will be entitled to receive and rely upon certificates and representations of officers of Parent and the Company, reasonably satisfactory in form and substance to such law firm.
7.3   Conditions to the Obligation of Parent and Merger Sub.   The obligation of Parent and Merger Sub to consummate the Merger is also subject to the fulfillment, or written waiver by Parent before the Effective Time of each of the following conditions:
(a)   Representations and Warranties of the Company.   The representation and warranty of the Company contained in the last sentence of Section 5.2(e) and Section 5.2(k) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and each of the representations and warranties of the Company contained in Section 5.2(a), Section 5.2(b) and Section 5.2(i) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All of the other representations and warranties of the Company contained in Section 5.2 (read for purposes of this sentence without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct, unless the failure(s) of such representations and warranties to be so true and correct, individually or in the aggregate (and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties), has had or would reasonably be expected to result in a Material Adverse Effect on the Company. Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company affirming the accuracy of the foregoing.
(b)   Performance of Obligations of the Company.   The Company shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or before the Effective Time, and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.
(c)   Tax Opinion of Parent’s Counsel.   Parent shall have received an opinion of Vedder Price P.C. (or such other law firm acceptable to the Company and Parent (with such approval not to be unreasonably withheld)), dated the Closing Date, reasonably acceptable to Parent, and based on facts, representations and assumptions described in such opinion, to the effect that: (i) the Merger and the Parent Merger, taken together, will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such law firm will be entitled to receive and rely upon certificates and representations of officers of Parent and the Company, reasonably satisfactory in form and substance to such law firm.
(d)   Dissenting Common Shares.   The number of Dissenting Common Shares shall not exceed five percent (5%) of the outstanding shares of Company Common Stock, and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.
(e)   Third Party Consents.   The Company shall have obtained all the Required Third Party Consents Previously Disclosed, and such consents and approvals shall be in full force and effect and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.
(f)   Asset Dispositions.   The Company shall have completed the Mortgage Business Disposition and Loan Disposition, each as provided for in Section 6.17.
(g)   Inland Bank Stock Certificate.   The Company shall have delivered to Parent the certificate or certificates representing the shares of common stock of Inland Bank held by the Company.
(h)   FIRPTA.   The Company shall have delivered to Parent a properly executed statement that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date, in a form and substance reasonably acceptable to Parent.
(i)   Real Estate Disposition.   The Company will cause the Real Estate Disposition, as herein defined, to occur as promptly as possible after the date hereof, but in no event later than the Closing Date. For the purposes of this Agreement, the “Real Estate Disposition” shall mean the sale, transfer, assignment or other disposition of all rights and obligations of Inland Bank and any of its Subsidiaries to the real estate as Previously Disclosed to a third party purchaser on such terms and conditions as Previously Disclosed.
ARTICLE 8
TERMINATION
8.1   Termination.   This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, at any time before the Effective Time, by the Company or Parent, whether prior to or after approval of the Company Stockholder Matters by the requisite votes of the holders of the Company Common Stock, as follows:
(a)   Mutual Agreement.    With the mutual written agreement of the other party.
(b)   Breach.    If there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein or (2) a breach by the other party of any covenant or agreement (except for breaches of Sections 6.2(a) and 6.8, which are separately addressed in Section 8.1(f)) contained herein; provided that such breach has not been cured within the earlier of the Outside Date and thirty (30) days following written notice thereof and that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article 7; provided, that the party seeking to terminate the Agreement is not then in breach of its representations, warranties or covenants hereunder.
(c)   Denial of Stockholder Approval.    If the Company Meeting shall have concluded and the Company Stockholder Matters are not approved by the requisite votes of the holders of the Company Common Stock.
(d)   Denial or Withdrawal of Application for Regulatory Approval.    (1) If the approval of any Governmental Authority required for consummation of the Merger, the Subsequent Mergers or the other transactions contemplated hereby is denied by final, non-appealable action of such Governmental Authority or (2) any application, filing or notice necessary in connection with a Requisite Regulatory Approval has been withdrawn at the request of the applicable Governmental Authority and such Governmental Authority would not accept the re-filing of such application; provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing.
(e)   Outside Date.    If the Effective Time has not occurred by the close of business on the Outside Date, provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date. As used in this Agreement, the term “Outside Date” (the “Outside Date”) shall mean June 30, 2023, provided that if the sole impediment to Closing is the receipt of the Requisite Regulatory Approvals or any approvals required to consummate the Mortgage Business Disposition, then the Outside Date shall be deemed to be September 30, 2023.
(f)   Adverse Action.    In the case of Parent only, and prior to the approval of the Company Stockholder Matters by the requisite votes of the holders of the Company Common Stock only, it will have the right to terminate this Agreement if (1) the Company Board (A) submits this Agreement, the Merger and the other transactions contemplated hereby (including the other Company Stockholder Matters) to its stockholders without a recommendation for approval or with material and adverse conditions on such approval, or otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.2(a), (B) recommends to its stockholders an Acquisition Transaction other than the Merger, (C) breaches its obligations to convene a stockholder meeting to approve this Agreement in accordance with Section 6.2 prior to the Outside Date, or (D) enters into a definitive agreement with respect to an Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.8) or recommends to its stockholders an Acquisition Proposal other than the Merger, or (2) the Company materially breaches Section 6.8.
8.2   Effect of Termination and Abandonment.
(a)   Except as otherwise provided herein, a termination of this Agreement pursuant to the terms hereof shall be effective immediately upon delivery of written notice by the terminating party to the other parties hereto. If this Agreement is terminated and the Merger and the transactions contemplated hereby are abandoned, no party will have any liability or further obligation under this Agreement, except that this Section 8.2, Section 8.3 and Article 9, as well as any relevant definitions, will survive termination of this Agreement and remain in full force and effect and except that termination will not relieve a party from liability for any willful breach by it of this Agreement.
8.3   Termination Fees.
(a)   In the event that, after the date hereof, (1) Parent terminates this Agreement pursuant to Section 8.1(f) or (2) a bona fide Acquisition Proposal shall have been publicly announced or otherwise made known to the Company Board, prior to the event giving rise to termination of this Agreement and, solely with respect to this subclause (2), (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c), or by Parent pursuant to Section 8.1(b), or, in the event all conditions to the Closing pursuant to Section 7.1 and Section 7.2 other than the conditions set forth in Section 7.1(a) and Section 7.2(c) have been fulfilled or waived or are capable of being fulfilled as of the Closing, by Parent pursuant to Section 8.1(e), and (C) prior to the twelve (12) month anniversary of such termination, the Company consummates, or enters into a definitive agreement to consummate, an Acquisition Transaction (the occurrence of any of clauses (1) or (2) shall be a “Fee Triggering Event”), then the Company will pay to Parent a cash termination fee (the “Fee”) of $6,840,000, plus the Parent Expenses, provided that for purposes of this Section 8.3(a), all references to “more than twenty-five percent (25%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%) or more”. The Fee shall be payable, without setoff, by wire transfer in immediately available funds not later than three (3) business days following the first occurrence of a Fee Triggering Event to an account specified by Parent for such purpose.
(b)   If the Fee has not been received by Parent within three (3) business days following the first occurrence of a Fee Triggering Event interest shall accrue on the Fee commencing on the forty-fifth (45th) day following the first occurrence of a Fee Triggering Event, at an annual rate equal to the prime rate, as published in the Wall Street Journal on the date that the Fee was first required to be paid to Parent and the Company shall reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by Parent in connection with enforcing the payment of the Fee. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement.
(c)   The payment of the Fee by the Company on the terms set forth herein shall constitute liquidated damages and not a penalty, and shall be the sole remedy of Parent in the event of a termination of this Agreement. In no event shall the Company be required to pay the Fee more than once.
ARTICLE 9
MISCELLANEOUS
9.1   Survival.    The representations, warranties, agreements and covenants contained in this Agreement shall not survive the Effective Time (other than Article 2, Article 3, Section 6.12 and this Article 9).
9.2   Expenses.    Except as otherwise provided herein, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Parent and Company will each bear and pay one-half of the fees paid for filings with Governmental Authorities other than the SEC.
9.3   Notices.    All notices, requests and other communications given or made under this Agreement must be in writing (which shall include facsimile communication and electronic mail) and will be deemed given when personally delivered, facsimile transmitted (with confirmation), sent by electronic mail, on the first business day after being deposited with Federal Express or any other recognized national overnight courier service (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by written notice to the other parties hereto.
If to the Company, to each of:
Inland Bancorp, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
Attention: Peter Stickler
          Robert Baum
E-mail: pstickler@inlandbancorp.com
bbaum@inlandgroup.com
with a copy to:
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, IL 60606
Attention: Robert M. Fleetwood
E-mail: robert.fleetwood@bfkn.com

If to Parent or Merger Sub, to:
Byline Bancorp, Inc.
180 N. LaSalle Street
Chicago, IL 60601
Attention: Alberto J. Paracchini
Facsimile: 773-244-7075
E-mail: aparacchini@bylinebank.com
with a copy to:
Vedder Price P.C.
222 N. LaSalle Street
Chicago, IL 60601
Attention: Daniel C. McKay, II
Facsimile: 312-609-5005
E-mail: dmckay@vedderprice.com
9.4   Waiver; Amendment.    Any term, provision or condition of this Agreement may be waived, amended or modified by an instrument in writing signed on behalf of each of the parties hereto at any time by the parties hereto; provided, however, after the approval of the Company Stockholder Matters by the requisite votes of the holders the Company Common Stock, no waiver, amendment or modification of any term, provision or condition hereof shall be made which by Law requires further approval of the stockholders of the Company unless such further approval is obtained. In addition, Parent and the Company may, subject to applicable Law, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any Requisite Regulatory Approvals or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by Law or equity, shall be cumulative and may be exercised from time to time. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, agreement, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, agreement, covenant, representation or warranty of this Agreement.
9.5   Alternative Structure.    Without limiting Section 9.4, before the Effective Time, Parent, subject to prior written notice to the Company Board, may revise the structure of the Merger or otherwise revise the method of effecting the Merger and the transactions contemplated hereby, including without limitation the Parent Merger or Bank Merger, provided that (a) such revision does not alter or change the kind, amount or economic value of consideration to be delivered to stockholders of the Company or otherwise materially and adversely affect the rights of, and benefits received by the Company and its stockholders, (b) such revision does not adversely affect the federal income Tax consequences to the stockholders of the Company as compared to those resulting from the Intended Tax Treatment, (c) such revised structure or method is reasonably capable of consummation without delay in relation to the structure contemplated herein and (d) such revision does not otherwise cause, and could not reasonably be expected to cause, any of the conditions set forth in Article 7 not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in accordance with the terms hereof or thereof in order to reflect any such revised structure or method.
9.6   Governing Law.    This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 9.3 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.
9.7   Waiver of Jury Trial.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8   Entire Understanding; No Third Party Beneficiaries.    This Agreement, the other agreements and documents contemplated hereby and the Confidentiality Agreement represent the entire understanding of the parties hereto regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made. Except for Section 6.12, which is intended to benefit the indemnified parties described therein to the extent stated therein, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than the Company and Parent. For the avoidance of doubt, notwithstanding anything in the Confidentiality Agreement to the contrary, the parties hereto hereby agree that the execution and delivery of this Agreement does not result in the termination of the Confidentiality Agreement, which remains in full force and effect in accordance with the terms thereof.
9.9   Counterparts.    This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.
9.10   Severability.    Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (a) all other provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (b) the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.
9.11   Subsidiary and Affiliate Action.    Wherever a party has an obligation under this Agreement to “cause” a Subsidiary or Affiliate of such party or any such Subsidiary’s or Affiliate’s officers, directors, management or employees to take, or refrain from taking, any action, or such action that may be necessary to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or Affiliate to take such necessary action. Wherever this Agreement provides that a Subsidiary or Affiliate of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or Affiliate, or any such Subsidiary’s or Affiliate’s officers, directors, management or employees, to take, or refrain from taking, any action, or such action as may be necessary to accomplish the purposes of this Agreement. To the extent necessary or appropriate to give meaning or effect to the provisions of this Agreement or to accomplish the purposes of this Agreement, Parent and the Company, as the case may be, shall be deemed to have an obligation under this Agreement to cause any Subsidiary thereof to take, or refrain from taking, any action, and to cause such Subsidiary’s officers, directors, management or employees, to take, or refrain from taking, any action otherwise contemplated herein. Any failure by an Affiliate of Parent or the Company to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Parent or the Company, respectively.
9.12   Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.
9.13   Assignment.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto and any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
* * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.
INLAND BANCORP, INC.
By:
/s/ Peter Stickler

Name:
Peter Stickler

Title:
President

BYLINE BANCORP, INC.
By:
/s/ Alberto J. Paracchini

Name:
Alberto J. Paracchini

Title:
President

BUTTERFIELD ACQUISITION CORPORATION
By:
/s/ Alberto J. Paracchini

Name:
Alberto J. Paracchini

Title:
President

(Signature Page to Agreement and Plan of Merger)

ANNEX 1
FORM OF PARENT MERGER AGREEMENT
AGREEMENT AND PLAN OF MERGER OF
INLAND BANCORP, INC.
WITH AND INTO
BYLINE BANCORP, INC.
This Agreement and Plan of Merger (this “Agreement”) dated as of [           ], 2022, adopted and made by and between Byline Bancorp, Inc. (“Parent”), a Delaware corporation, and Inland Bancorp, Inc. (“Company”), a Maryland corporation.
W I T N E S E T H:
WHEREAS, Butterfield Acquisition Corporation is a Maryland corporation (“Merger Sub”), all of the issued and outstanding shares of which are owned as of the date hereof directly by Parent;
WHEREAS, Parent, the Company and Merger Sub have entered into an Agreement and Plan of Merger, dated as of [           ], 2022 (the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company as a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the Merger Agreement contemplates that, immediately after the Merger, the Company will merge with and into Parent, with Parent being the surviving corporation (the “Parent Merger”); and
WHEREAS, prior to the Merger, the respective Boards of Directors of the Company and Parent have determined that the transactions contemplated by the Merger Agreement, including the Parent Merger, are advisable and in the best interests of Company and Parent, respectively, and the Boards of Directors of the Company and Parent have authorized and approved the execution and delivery of this Agreement by their respective officers.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE 1
MERGER
Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), immediately following the Merger, the Company shall be merged with and into Parent pursuant to the provisions of, and with the effect provided in, the General Corporation Law of the State of Delaware (the “DGCL”) and the Maryland General Corporation Law (the “MGCL”). On the Effective Date, (i) the separate existence of the Company shall cease, and Parent, as the surviving corporation (the “Surviving Corporation”), shall continue unaffected and unimpaired by the Parent Merger, (ii) all of the property, rights, privileges, powers and franchises of the Company and Parent shall be vested in the Surviving Corporation, and (iii) the Surviving Corporation shall be liable for all the liabilities of the Company and Parent existing as of the Effective Date. Notwithstanding anything herein to the contrary, the Parent Merger shall not occur until after the Merger occurs.
ARTICLE 2
CERTIFICATE OF INCORPORATION AND BY-LAWS
The Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of Parent in effect immediately prior to the Effective Date shall be the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Surviving Corporation, in each case until amended in accordance with applicable law.

Annex 1-1

ARTICLE 3
BOARD OF DIRECTORS AND OFFICERS
On the Effective Date, the Board of Directors of the Surviving Corporation shall consist of those persons serving as directors of Parent immediately prior to the Effective Date, and the officers of the Surviving Corporation shall consist of those persons serving as officers of Parent immediately prior to the Effective Date.
ARTICLE 4
CAPITAL
The shares of capital stock of Parent issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding and unaffected by the Parent Merger.
The shares of capital stock of the Company held by Parent immediately after the Merger and immediately prior to the Effective Date shall, on the Effective Date, by virtue of the Parent Merger, and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
ARTICLE 5
EFFECTIVE DATE OF THE PARENT MERGER
The Parent Merger shall be effective at the time and date set forth in the certificate of merger and articles of merger filed in connection with the Parent Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Maryland in accordance with the provisions of, and with the effect provided in, the DGCL and the MGCL, respectively, such date and time to immediately follow the Merger (such date and time being herein referred to as the “Effective Date”).
ARTICLE 6
FURTHER ASSURANCES
If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Corporation title to any property or rights of the Company, or otherwise carry out the provisions hereof, the proper officers and directors of the Company, as of immediately following the Merger and prior to the Parent Merger, and thereafter the officers of the Surviving Corporation acting on behalf of the Company shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the provisions hereof. Parent, in its capacity as the sole stockholder of the Company as of immediately following the Merger and immediately prior to the Parent Merger, shall adopt and approve this Agreement and the transactions contemplated hereby, including the Parent Merger.
ARTICLE 7
TERMINATION
Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall terminate automatically with no further action by either party in the event that the Merger Agreement is terminated in accordance with the provisions thereof prior to the effectiveness of the Merger.
ARTICLE 8
AMENDMENTS
Before the Merger, any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law.
ARTICLE 9
GOVERNING LAW
This Agreement is governed by, and will be interpreted in accordance with, the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

Annex 1-2

ARTICLE 10
COUNTERPARTS
This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.
* * *

Annex 1-3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
BYLINE BANCORP, INC.
By:

Name:
Title:
INLAND BANCORP, INC.
By:

Name:
Title:
(Signature Page to Parent Merger Agreement)

ANNEX 2
FORM OF BANK MERGER AGREEMENT
AGREEMENT AND PLAN OF MERGER OF
INLAND BANK AND TRUST
WITH AND INTO
BYLINE BANK
This Agreement and Plan of Merger (this “Agreement”) dated as of [           ], 2022, adopted and made by and between Inland Bank and Trust (“Inland Bank”), an Illinois state-chartered bank having its main office at 2805 Butterfield Road, Suite 200, Oak Brook, Illinois, and Byline Bank (“Byline Bank”), an Illinois state-chartered bank having its main office at 180 N. LaSalle Street, Chicago, Illinois.
W I T N E S E T H:
WHEREAS, Inland Bank is an Illinois state-chartered bank organized and existing under the Laws of the State of Illinois, the authorized capital stock which consists of 60,000 shares of issued and outstanding common stock, $10.00 par value per share, and all the issued and outstanding shares of which are owned as of the date hereof directly by Inland Bancorp, Inc., a Maryland corporation (the “Company”);
WHEREAS, as of September 30, 2022, Inland Bank had capital stock outstanding of approximately $163,454,000, divided into 60,000 shares of issued and outstanding common stock, $10.00 par value per share, surplus of $188,833,000, undivided profits of approximately $(12,257,000) and accumulated other comprehensive income of approximately $(13,722,000);
WHEREAS, Byline Bank is an Illinois state-chartered bank organized and existing under the Laws of the State of Illinois, the authorized capital stock which consists of 50,000 shares of common stock, $10.00 par value per share, and all the issued and outstanding shares of which are owned as of the date hereof by Byline Bancorp, Inc., a Delaware corporation (“Parent”);
WHEREAS, as of September 30, 2022, Byline Bank had capital stock outstanding of approximately $817,939,000, divided into 50,000 shares of issued and outstanding common stock, $10.00 par value per share, surplus of $606,423,000, undivided profits of approximately $335,914,000 and accumulated other comprehensive income of approximately $(124,898,000);
WHEREAS, the Company, Parent and Butterfield Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of an even date herewith (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”) and wholly owned subsidiary of Parent. Immediately after the Merger, the Company will be merged with and into Parent, with Parent as the surviving entity (the “Parent Merger”);
WHEREAS, the Merger Agreement contemplates that, immediately following the Parent Merger, Inland Bank will merge with and into Byline Bank (the “Bank Merger”), with Byline Bank as the surviving entity; and
WHEREAS, prior to the Merger, the respective Boards of Directors of Inland Bank and Byline Bank determined the transactions contemplated by this Agreement, including the Bank Merger, are advisable and in the best interests of the respective banks, and the Boards of Directors of Inland Bank and Byline Bank have authorized and approved the execution and delivery of this Agreement by their respective officers.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE 1
BANK MERGER
Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), immediately following effectiveness of the Parent Merger, Inland Bank shall be merged with and into Byline

Annex 2-1

Bank pursuant to the provisions of, and with the effect provided in, 205 ILCS 5/24 (said transaction being hereinafter referred to as the “Bank Merger”). On the Effective Date, (i) the separate existence of Inland Bank shall cease, and Byline Bank, as the surviving entity (Byline Bank being hereinafter sometimes referred to as the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger, (ii) all of the property, rights, privileges, powers and franchises of Inland Bank and Byline Bank shall be vested in the Surviving Bank, and (iii) the Surviving Bank shall be liable for all the liabilities of Inland Bank and Byline Bank existing at the Effective Date. The business of the Surviving Bank shall be that of an Illinois state-chartered bank and shall be conducted at its main office and its legally established branches.
ARTICLE 2
CHARTER AND BY-LAWS
The Charter and By-Laws of Byline Bank in effect immediately prior to the Effective Date shall be the Charter and By-Laws of the Surviving Bank, in each case until amended in accordance with applicable law.
ARTICLE 3
BOARD OF DIRECTORS
On the Effective Date, the Board of Directors of the Surviving Bank shall consist of those persons serving as directors of Byline Bank immediately prior to the Effective Date.
ARTICLE 4
CAPITAL
The shares of capital stock of Byline Bank issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.
The shares of capital stock of Inland Bank held by Parent immediately after the Parent Merger and immediately prior to the Effective Date shall, on the Effective Date, by virtue of the Bank Merger, and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Upon completion of the Bank Merger, the Surviving Bank will have 50,000 shares of issued and outstanding common stock, $10.00 par value per share, and the assets, liabilities, capital stock, surplus, undivided profits and accumulated other comprehensive income set forth on the pro forma financial statement, as of September 30, 2022, attached hereto as Exhibit A and made a part hereof.
ARTICLE 5
EFFECTIVE DATE OF THE BANK MERGER
The Bank Merger shall be effective at the time and on the date specified in the certificate of merger issued by the Secretary of the Illinois Department of Financial and Professional Regulation (the “Secretary”) with respect thereto, such date and time to immediately follow the Parent Merger or such later time as agreed to by the parties to this Agreement (such date and time being herein referred to as the “Effective Date”). Notwithstanding the foregoing, the consummation and effectiveness of the Merger and the Parent Merger shall be a condition precedent to the effectiveness of the Bank Merger.
ARTICLE 6
MAIN OFFICE
The main office of the Surviving Bank shall be 180 North LaSalle Street, Chicago, Illinois 60601.
ARTICLE 7
APPROVALS AND FEES
This Agreement is subject to approval by the Secretary. Regardless of whether approval by the Secretary is granted, Byline Bank and Inland Bank agree to pay the Secretary’s expenses of examination. This Agreement is also subject to approval by the sole stockholder of each of Byline Bank and Inland Bank and in

Annex 2-2

accordance with such requirement, this Agreement has been unanimously ratified and confirmed by the sole stockholder of each of Inland Bank as of the date hereof and Byline Bank in accordance with 205 ILCS 5/23.
ARTICLE 8
FURTHER ASSURANCES
If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Inland Bank, or otherwise carry out the provisions hereof, the proper officers and directors of Inland Bank, as of immediately following the Parent Merger and prior to the Bank Merger, and thereafter the officers of the Surviving Bank acting on behalf of Inland Bank shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.
ARTICLE 9
TERMINATION
Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall terminate automatically with no further action by either party in the event that the Merger Agreement is terminated in accordance with the provisions thereof prior to the effectiveness of the Merger.
ARTICLE 10
DISSENTING STOCKHOLDERS
Pursuant to the unanimous ratification and confirmation of this Agreement by the sole stockholder of each of Inland Bank and Byline Bank, the rights of dissenting stockholders provided by the banking Laws of the United States and the State of Illinois, including 205 ILCS 5/29, shall not apply.
ARTICLE 11
AMENDMENTS
Before the Merger, any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law.
ARTICLE 12
GOVERNING LAW
This Agreement is governed by, and will be interpreted in accordance with, the Laws of the State of Illinois applicable to contracts made and to be performed entirely within that State.
ARTICLE 13
COUNTERPARTS
This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.
* * *

Annex 2-3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
ATTEST:	INLAND BANK AND TRUST

Name:	Name: Peter Stickler
Title:	Title: President and CEO
ATTEST:	BYLINE BANK

Name:	Name: Alberto J. Paracchini
Title:	Title: President and Chief Executive Officer
(Signature Page to Bank Merger Agreement)

Appendix B
SECTIONS 3-202 THROUGH 3-213 OF THE MARYLAND GENERAL CORPORATION LAW
§ 3-202. Right to fair value of stock.
(a)   Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:
(1)   The corporation consolidates or merges with another corporation;
(2)   The stockholder’s stock is to be acquired in a share exchange;
(3)   The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;
(4)   The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation;
(5)   The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or
(6)   The corporation is converted in accordance with § 3-901 of this title.
(b)
(1)   Fair value is determined as of the close of business:
(i)   With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or
(ii)   With respect to any other transaction, on the day the stockholders voted on the transaction objected to.
(2)   Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.
(3)   In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.
(c)   Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:
(1)   Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:
(i)   With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or
(ii)   With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;
(2)   The stock is that of the successor in a merger, unless:
(i)   The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or
(ii)   The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;
(3)   The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4)   The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or
(5)   The stock is that of an open — end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value
(d)   With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder’s stock if:
(1)   In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:
(i)   Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;
(ii)   Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or
(iii)   Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;
(2)   The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1 – year period ending on:
(i)   The day the stockholders voted on the transaction objected to; or
(ii)   With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and
(3)   Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.
(e)   If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.
§ 3-203. Procedure by stockholder.
(a)   A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:
(1)   Shall file with the corporation a written objection to the proposed transaction:
(i)   With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or
(ii)   With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;
(2)   May not vote in favor of the transaction; and

(3)   Shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment:
(i)   Within 20 days after the Department accepts the articles for record; or
(ii)   Within 20 days after consummation of the transfer or transaction with respect to:
(1)   A transfer of assets in a manner requiring stockholder approval under § 3-105 of this title; or
(2)   A transaction that is governed by § 3-603(b) of this title or exempted by § 3-603(b) of this title, for which no articles are required to be filed with the Department.
(b)   A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.
§ 3-204. Effect of demand on dividend and other rights.
A stockholder who demands payment for his stock under this subtitle:
(1)   Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and
(2)   Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.
§ 3-205. Withdrawal of demand.
A demand for payment may be withdrawn only with the consent of the successor.
§ 3-206. Restoration of dividend and other rights.
(a)   The rights of a stockholder who demands payment are restored in full, if
(1)   The demand for payment is withdrawn;
(2)   A petition for an appraisal is not filed within the time required by this subtitle;
(3)   A court determines that the stockholder is not entitled to relief; or
(4)   The transaction objected to is abandoned or rescinded.
(b)   The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.
§ 3-207. Notice and offer to stockholders.
(a)
(1)   The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.
(2)   The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:
(i)   A balance sheet as of a date not more than six months before the date of the offer;
(ii)   A profit and loss statement for the 12 months ending on the date of the balance sheet; and
(iii)   Any other information the successor considers pertinent.

(b)   The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.
§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors.
(a)   Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.
(b)
(1)   If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.
(2)   Two or more objecting stockholders may join or be joined in an appraisal proceeding.
§ 3-209. Notation on stock certificate.
(a)   At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.
(b)   If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.
§ 3-210. Appraisal of fair value.
(a)   If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.
(b)   Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.
(c)   The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.
(d)
(1)   On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.
(2)   Within 15 days after the report is filed, any party may object to it and request a hearing.
§ 3-211. Action by court on appraisers’ report.
(a)   The court shall consider the report and, on motion of any party to the proceeding, enter an order which:
(1)   Confirms, modifies, or rejects it; and
(2)   If appropriate, sets the time for payment to the stockholder.

(b)
(1)   If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.
(2)   If the appraisers’ report is rejected, the court may:
(i)   Determine the fair value of the stock and enter judgment for the stockholder; or
(ii)   Remit the proceedings to the same or other appraisers on terms and conditions it considers proper
(c)
(1)   Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.
(2)   The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
(i)   The price which the successor offered for the stock;
(ii)   The financial statements and other information furnished to the stockholder; and
(iii)   Any other circumstances it considers relevant.
(d)
(1)   The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
(i)   The price which the successor offered for the stock;
(ii)   The financial statements and other information furnished to the stockholder; and
(iii)   Any other circumstances it considers relevant.
(2)   Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:
(i)   The successor did not make an offer for the stock under § 3-207 of this subtitle; or
(ii)   The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.
(e)   The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.
§ 3-212. Surrender of stock.
The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:
(1)   The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2)   Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.
§ 3-213. Rights of successor with respect to stock.
(a)   A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.
(b)   After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.
(c)   Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

Appendix C
November 14, 2022
Board of Directors
Inland Bancorp, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
Ladies and Gentlemen:
Inland Bancorp, Inc. (“Company”), Byline Bancorp, Inc. (“Parent”) and Butterfield Acquisition Corporation, a newly formed, direct, wholly-owned subsidiary of Parent (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub shall merge with and into Company with Company as the surviving corporation (the “Merger”). As a result of the Merger, Company shall become a wholly-owned subsidiary of Parent. As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of the Company Common Stock as specified in the Agreement, will be converted into and constitute the right to receive the following (the “Per Common Share Consideration”): (i) such number of fully paid and non-assessable shares of Parent Common Stock equal to the quotient obtained by dividing (A) 6,388,781 by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Exchange Ratio”); provided that in the event that the total number of issued and outstanding shares of Company Common Stock at Closing is less than 33,625,162, then the Exchange Ratio shall be equal to 0.19; and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,865,110.20 by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Cash Consideration”), subject to any adjustment as set forth in the Agreement; provided that in the event that the total number of issued and outstanding shares of Company Common Stock at Closing is less than 33,625,162, then the Cash Consideration shall be equal to $0.68. As defined in the Agreement, the term “Merger Consideration” means an amount equal to the result of the (i) Per Common Share Consideration, multiplied by (ii) the number of issued and outstanding shares of Company Common Stock as of immediately prior to the Effective Time. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated November 8, 2022; (ii) certain publicly available financial statements and other historical financial information of Company and its banking subsidiary, Inland Bank & Trust, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) certain internal financial projections for Company for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Company; (v) publicly available median analyst earnings per share estimates for Parent for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Parent for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Parent Common Stock, including a comparison of certain stock trading information for Parent Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Company and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company and its representatives the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Company, Parent or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Parent, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Company or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Parent, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Company for the years ending December 31, 2022 through December 31, 2026, as provided by the senior management of Company. In addition, Piper Sandler used publicly available median analyst earnings per share estimates for Parent for the years ending December 31, 2022 through December 31, 2024 with an annual long-term earnings per share and balance sheet growth rate for Parent for the years ending December 31, 2025 and December 31, 2026, as well as publicly available consensus analyst estimated dividends per share for the years ending December 31, 2022 through December 31, 2024 with an annual dividend growth rate for the years ending December 31, 2025 and December 31, 2026, as provided by the senior management of Parent. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for CECL accounting standards, as provided by the senior management of Parent. With respect to the foregoing information, the respective senior managements of Company and Parent confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Company and Parent, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Parent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Parent will remain as going concerns for all periods relevant to our analyses.
For purposes of our analyses, and at your direction and with your consent, we have assumed that the Company Tangible Common Equity as set forth in the Final Closing Balance Sheet (i) will not be less than $134,500,000.00, and therefore that the Cash Consideration will not be reduced, and (ii) will not be greater than $140,500,000.00, and therefore that the Cash Consideration will not be increased. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Parent Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of Company Common Stock.
We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger.

Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to Company in the two years preceding the date hereof. Piper Sandler did not provide any investment banking services to Parent in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Parent and their respective affiliates. We may also actively trade the equity and debt securities of Parent and its affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.
Very truly yours,